As filed with the Securities and Exchange Commission on August 27, 1996
                                                  Registration No. 333-_____
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              --------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                              --------------------


                           FAMILY BARGAIN CORPORATION
             (Exact name of registrant as specified in its charter)


        Delaware                          5651                    50-0299573
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                              315 East 62nd Street
                            New York, New York 10021
                                 (212) 980-9670
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                              --------------------

                                 JOHN A. SELZER
                             Chief Executive Officer
                           Family Bargain Corporation
                              315 East 62nd Street
                            New York, New York 10021
                                 (212) 980-9670
            (Name, address, including zip code, and telephone number,
             including area code, of registrant's agent for service)

                               -------------------

                                   Copies to:

                              JOEL M. HANDEL, ESQ.
                               Baer Marks & Upham
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 702-5700
 Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                               -------------------
     If any of  the securities being registered on this  Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

                               -------------------

                                                CALCULATION OF REGISTRATION FEE

                                                                    Proposed
                                                                    Maximum
                                                                    Offering       Proposed Maximum
       Title of Each Class of Securities           Amount to be      Price        Aggregate Offering      Amount of
                to be Registered                   Registered       Per Share           Price         Registration Fee
 Series A 9 1/2% Cumulative Convertible Preferred   153,846(1)       $7.125(2)        $1,096,153            $378
 Stock, par value $.01 per share
 ("Series A Preferred Stock")

 Total Registration Fee                                                                                     $378

(1) Pursuant to Rule 416 there are also being registered hereunder such indeterminate number of additional shares of Common Stock as may be issuable pursuant to the anti-dilution provisions of certain outstanding warrants to purchase Common Stock.

(2) Estimated solely for the purpose of calculating the registration fee. Based on the average of the closing bid price of $7.00 and the closing ask price of $ 7.25 on August 8, 1996 for the Series A Preferred Stock on the NASDAQ SmallCap Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                                          FAMILY BARGAIN CORPORATION
                       Cross-Reference Sheet Showing Location in Prospectus of Information
                                             Required by Form S-2

 Item Number
 In Form S-2          Item Caption in Form S-2                         Location in Prospectus
- --------------------------------------------------------------------------------------------------------

      1         Forepart of the Registration Statement
                and Outside Front Cover Page  . . . .   Facing Page; Outside Front Cover Page

      2         Inside Front and Outside Back Cover
                Pages of Prospectus . . . . . . . . .   Available Information; Inside Front Cover Page;
                                                        Outside Back Cover Page

      3         Summary Information, Risk Factors and
                Ratio of Earnings to Fixed Charges  .   Summary; Risk Factors
      4         Use of Proceeds . . . . . . . . . . .   Outside Front Cover Page; Selling Shareholders

      5         Determination of Offering Price . . .   Front Cover Page; Plan of Distribution

      6         Dilution  . . . . . . . . . . . . . .   Inapplicable

      7         Selling Security Holders  . . . . . .   Selling Shareholders

      8         Plan of Distribution  . . . . . . . .   Front Cover Page; Plan of Distribution

      9         Description of Securities to be         Dividend Policy; Description of Capital Stock; Price
                Registered  . . . . . . . . . . . . .   Range of Common Stock

      10        Interests of Named Experts and Counsel  Inapplicable

      11        Information With Respect to the
                Registrant  . . . . . . . . . . . . .   Front Cover Page; Summary; Capitalization; Dividend
                                                        Policy; Selected Consolidated Historical and Pro
                                                        Forma Financial Data; Management's Discussion and
                                                        Analysis of Financial Condition and Results of
                                                        Operations; Business; Management; Description of
                                                        Capital Stock; Index to Consolidated Financial
                                                        Statements; Consolidated Financial Statements
      12        Incorporation of Certain Information
                by Reference  . . . . . . . . . . . .   Incorporation of Certain Documents by Reference

      13        Disclosure of Commission Position on
                Indemnification for Securities Act
                Liabilities . . . . . . . . . . . . .   Inapplicable

                  Subject to Completion, Dated August 27, 1996

PROSPECTUS                       153,846 Shares
- ----------
Dated ______ __, 1996
                           FAMILY BARGAIN CORPORATION
               Series A 9 1/2 Cumulative Convertible Preferred Stock

This Prospectus relates to the public offering (this "Offering") by certain selling shareholders (the "Selling Shareholders") of 153,846 shares (the "Selling Shareholder Shares") of Series A 9 1/2% Cumulative Convertible Preferred Stock, $.01 par value per share ("Series A Preferred Stock") of Family Bargain Corporation, a Delaware corporation (together with its subsidiaries, the "Company"). The Series A Preferred Stock and the Common Stock of the Company are quoted on the NASDAQ SmallCap Market under the symbols "FBARP" and "FBAR" and the Common Stock is also listed on the Chicago Stock Exchange. On August 8, 1996, the closing sale prices of the Series A Preferred Stock and the Common Stock, as reported on the NASDAQ SmallCap Market, were $7.25 and $2.50 per share, respectively. See "Price Range of Common Stock." The Selling Shareholder Shares were issued to an escrow agent to secure the recovery of an award in connection with the settlement of a lawsuit (the "Mandel-Kahn Settlement"). Pursuant to the Mandel-Kahn Settlement, the Company is required to use its best efforts to register the Selling Shareholder Shares for resale to the public and is permitted to sell such shares. The Company has entered into a Stock Purchase Agreement, dated as of June 28, 1996, pursuant to which the Selling Shareholder Shares are being sold to the Selling Shareholders. The Company will not receive any proceeds from the sale of the Selling Shareholders Shares. See "Plan of Distribution."

See "RISK FACTORS" on page 10 for a discussion of certain matters that should be considered by prospective purchasers of the Selling Shareholder Shares.

The Company has informed the Selling Shareholders that the anti-manipulative rules under the Securities and Exchange Act of 1934, Rules 10b-6 and 10b-7, may apply to their sales in the market and has furnished the Selling Shareholders with a copy of these Rules. The Company has also informed the Selling Shareholders of the need for delivery of copies of this Prospectus under certain circumstances.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OF THE COMPANY IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL FOR THE COMPANY TO MAKE SUCH OFFER OR SOLICITATION.

The Selling Shareholder Shares may be offered and sold from time to time pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") by the Selling Shareholders in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Selling Shareholder Shares directly to purchasers or to or through underwriters or broker-dealers who may act as agents or principals. Such underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and or the purchasers of the Selling Shareholder Shares for whom such underwriters or broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular underwriters or broker-dealer might be in excess of customary commissions). To the extent required, the specific amount of Selling Shareholder Shares to be sold, the names of the Selling Shareholders, the respective purchase price and public offering price, the names of any such agent, broker-dealer, or underwriter, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement.

The aggregate proceeds to the Selling Shareholders from the Shares will be the purchase price of the Shares sold less the aggregate agents' or brokerage commission and underwriters' discount, if any. The Company has agreed to pay substantially all of the expenses of this offering. See "Selling Shareholders" and "Plan of Distribution." The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

  The Company intends to furnish to its stockholders annual reports containing financial statements audited and reported on by independent auditors and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year, and such other periodic reports as it may determine to furnish or as may be required by law, including pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").


                        CONCURRENT REGISTRATION STATEMENT

  On August 9, 1996, the Company filed a Registration Statement (No. 333-09853) on Form S-2 (the "Debentures Registration Statement") covering an aggregate of up to $46,000,000 principal amount of __% Convertible Subordinated Debentures due 2006 (the "Debentures") in an underwritten offering (the "Debenture Offering").

                              AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Exchange Act, and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock, Class C Warrants, and Class D Warrants are currently quoted on the NASDAQ SmallCap Market. Reports and other information concerning the Company may also be inspected at the Records Department of the NASDAQ Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission in Washington D.C., a Registration Statement on Form S-2 under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Prospectus, filed as a part of the Registration Statement, does not contain certain information set forth in or annexed as exhibits to the Registration Statement. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof, which may be inspected at the office of the Commission without charge or copies of which may be obtained therefrom upon request to the Commission and payment of the prescribed fee. Statements contained in this Prospectus and the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  No dealer, salesman or other person has been authorized in connection with this Offering to give any information or to make any representation other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any broker, dealer, agent or underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Except where otherwise indicated, this Prospectus speaks as of the effective date of the Registration Statement. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there have been no changes in the affairs of the Company since the date hereof.

                                     SUMMARY

  The following is a summary of certain information contained in this Prospectus. This summary is not intended to be complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

  Family Bargain Corporation (the "Company") operates 138 off-price retail apparel and housewares stores under the names "Family Bargain Center" and "Factory 2-U" in California, Arizona, Washington, New Mexico, Oregon, Nevada and Texas. The Company purchased Factory 2-U, Inc. ("Factory 2-U") in November 1995.

  The Company's 109 Family Bargain Center stores and 29 Factory 2-U stores sell primarily first quality, in-season clothing for men, women and children, including nationally recognized brand name products, at prices which generally are lower than the prices of competing discount and regional off-price stores. Factory 2-U stores sell, in addition to clothing and apparel, housewares and domestic items. The average selling price per item is approximately $6.00 and the price of the most expensive item rarely exceeds $35.00. The Company's stores sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially discounted wholesale prices and set retail prices at mark-ups which pass along the savings to its customers.

  Typical customers of the Company's stores are low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or are members of other ethnic groups. The Company's store merchandising selection, everyday low price strategy and store format are designed to reinforce the concept of value and enhance the customers' shopping experience, while maximizing inventory turns.

  Family Bargain Center stores, which average 11,000 square feet, and Factory 2-U stores, which average 19,000 square feet, are designed in a self-service format that affords easy access to merchandise displayed on bargain tables, hanger racks and open shelves. Stores are stocked with new merchandise at least weekly. Prices are clearly marked, often with a comparable full retail price. Most stores display signs in English and Spanish and are staffed with bilingual personnel. Store atmosphere is enhanced by the playing of locally popular music, the use of brightly colored pennants and occasional festive outdoor promotions.

  The Company plans to open new stores in the seven western states in which it currently operates. During the fiscal year ended January 27, 1996, the Company opened eight new Family Bargain Center stores and, through the acquisition of Factory 2-U, acquired an additional 29 stores. The Company plans to open up to 19 new stores (which may increase to as many as 25 new stores if the Debenture Offering is completed) in fiscal 1997, of which eight have been opened as of July 1, 1996, and up to 19 new stores (which may increase to as many as 45 new stores if the Debenture Offering is completed) in fiscal 1998. In addition, the Company has closed one store during its current fiscal year.

  The Company also is continuing a program under which it renovates existing stores or relocates them as superior sites become available in their markets. During fiscal 1996, the Company renovated 21 stores and relocated one store. In fiscal 1997, the Company plans to renovate and/or relocate up to five stores. Some of the new or relocated Family Bargain Center stores will adopt the Factory 2-U store format by expanding store size and selling housewares and domestic items. The Company also intends to purchase new store fixtures for all of its stores to add to the appearance, accessibility and quantity of merchandise displayed to its customers.

  Recent Unaudited Results

  The Company historically has realized seasonally low sales in its first quarter (February through April), resulting in first quarter losses. Net sales (gross sales less sales tax and sales returns) for the three months ended April 27, 1996 increased to $49.8 million from $31.0 million for the corresponding period in the prior year, representing a 60.6% increase. Net losses (prior to payment of dividends on the Company's Series A 9 1/2% Cumulative

Convertible Preferred Stock ("Series A Preferred Stock")) for the three months ended April 27, 1996 decreased to $1.6 million from $3.6 million for the corresponding period in the prior year, representing a 55.6% reduction. The substantial improvement in net sales was attributable to sales at Factory 2-U stores, which were acquired in November 1995, as well as to increases in comparable store sales (sales at stores open throughout both periods) and sales at newly opened stores. The substantial reduction in net losses was attributable, in addition to increased sales, to improved gross margins resulting from reduced markdown activity and a decrease in selling and administrative expenses as a percentage of sales due to improved economies of scale. Comparable store sales increased by 7.3% for June 1996, and by 10.0% for the year to date through the end of June 1996.

  For the twelve months ended April 27, 1996, the Company had net sales of $198.6 million, compared to net sales of $148.8 million for the twelve months ended April 29, 1995, representing a 33.5% increase. Net income before extraordinary items, loss on disposal of discontinued operations and payment of dividends on Series A Preferred Stock for the twelve months ended April 27, 1996 increased to $3.5 million from a net loss of $3.0 million for the twelve months ended April 29, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  For the twelve months ended April 27, 1996, the Company had EBITDA (earnings before interest, taxes, depreciation, amortization, extraordinary items and results of discontinued operations) of $11.1 million compared to EBITDA of $2.3 million for the twelve months ended April 29, 1995, an increase of $8.8 million or 382.6%. This increase resulted from sales at Factory 2-U stores, increases in comparable store sales, sales at newly opened stores, reduced markdown activity and a decrease in selling and administrative expenses as a percentage of sales due to the improved economies of scale achieved as a result of the growth in the Company's sales.

  The Company's principal executive office is located at 315 East 62nd Street, New York, New York 10021 and its telephone number is (212) 980-9670. The principal executive office of the Company's operating subsidiaries, General Textiles and Factory 2-U, Inc. (the "Operating Subsidiaries"), is located at 4000 Ruffin Road, San Diego, California 92123 and its telephone number is (619) 627-1800.

                                  The Offering

  This Prospectus relates to the public offering of 153,846 shares of Series A Preferred Stock (the "Selling Shareholder Shares") by certain holders of securities of the Company, whose shares may be offered and sold from time to time pursuant to Rule 415 under the Securities Act. The Selling Shareholder shares being offered hereby may be offered by the Selling Shareholders in transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale. The Company will not receive any proceeds from the sales of the Selling Shareholder Shares. See "SELLING SHAREHOLDERS" and "PLAN OF DISTRIBUTION."

  The Company's Common Stock and Series A Preferred Stock are traded in the over-the-counter market and quoted on the NASDAQ SmallCap Market under the symbols "FBAR" and "FBARP," respectively. In addition, the Common Stock has been approved for listing on the Chicago Stock Exchange. The Company has applied to have the Debentures quoted on the Nasdaq SmallCap Market.

  Prospective investors in the Series A Preferred Stock should carefully review and consider the factors described under "RISK FACTORS."

                  SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

  Set forth below is (i) summary consolidated historical financial data for the twelve months ended January 28, 1995 and January 27, 1996 and the twelve and three months ended April 29, 1995 and April 27, 1996 and (ii) summary consolidated pro forma financial data for the twelve months ended January 27, 1996 and three months ended April 27, 1996. The summary consolidated financial data includes the Company and General Textiles for all periods and Factory 2-U commencing November 11, 1995. All of the summary consolidated historical financial data are derived from audited financial information except for operating data and the summary consolidated historical financial data for the twelve and three months ended April 29, 1995 and April 27, 1996. The audited financial information for the twelve month periods ended January 28, 1995 and January 27, 1996 is included elsewhere in this Prospectus. The summary consolidated historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements."



                                             SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                                                 (in thousands, except per share data)

                                                           Historical Results
                               ---------------------------------------------------------------------------
                                                            Most Recent Twelve        Most Recent Three
                                Most Recent Fiscal              Month Period             Month Period              Pro Forma
                                   Year Results              Unaudited Results        Unaudited Results        Unaudited Results
                               ----------------------   ------------------------   -----------------------   --------------------
                                          Twelve                                                                Twelve
                              Twelve      Months         Twelve       Twelve         Three       Three          Months      Three
                              Months      Ended           Months      Months        Months      Months          Ended      Months
                              Ended      January          Ended       Ended          Ended       Ended         January      Ended
                           January 28,      27,          April 29,   April 27,      April 29,   April 27,         27,     April 27,
                              1995       1996(1)           1995        1996(1)        1995        1996          1996(2)    1996(2)
                              ----       -------           ----        ----           ----        ----          ----       -------
 Income Statement Data
 ---------------------
 Net Sales                  $146,520    $179,820           148,831    198,607         31,038     49,825          179,820   49,825

 Gross Profit                 49,435      62,632            49,086     70,578          9,537     17,483           62,632   17,483
 Operating Income (Loss)       2,608       5,153              (131)     7,524         (2,890)      (519)           5,153     (519)
 Income (Loss) from
   Continuing
   Operations                   (354)      1,478            (2,994)     3,474         (3,554)    (1,558)            (504)  (1,911)

 Loss from Discontinued
  Operations                  (2,241)       (500)           (2,199)      (500)            --         --               --       --
 Extraordinary Gain            5,251           --             5,251        --             --         --               --       --
 Net Income (Loss)             2,656         978                58      2,974         (3,554)    (1,558)            (504)  (1,911)

 Dividends on Preferred        2,030       3,040             2,790      3,134            760        854            3,040      854
 Stock

 Net Income (Loss)
  Applicable to Common           626      (2,062)           (2,732)      (160)        (4,314)    (2,412)          (3,544)  (2,765)
  Stock

 Net Income (Loss) from
  Continuing Operations
  Applicable to Common
  Stock per Common Share       (0.59)      (0.39)            (1.44)       0.08         (1.08)     (0.60)           (0.88)   (0.68)

 Net Income (Loss)
  Applicable to Common
  Stock Per Common
  Share:(3)
  Primary                       0.16       (0.51)            (0.68)      (0.04)        (1.08)     (0.60)           (0.88)   (0.68)
  Fully Diluted                 0.16       (0.51)            (0.68)      (0.04)        (1.08)     (0.60)           (0.88)   (0.68)
 Operating Data
 --------------
  EBITDA(4)
  No. of Stores at End of      4,837       8,438             2,258       11,148       (2,220)       490            8,438      490
  Period                          97         131                98        135             98        135              131      135
  Gross Profit Percentage      33.7%       34.8%             33.0%       35.5%         30.7%      35.1%            34.8%    35.1%

 Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock
  Dividends(5)                   --          --                --         1.0x           --         --                --       --



                                                                                                     Pro Forma
                                                                                             -------------------------
                                                          January 27,         April 27,      January 27,     April 27,
                                                             1996               1996           1996(7)        1996(7)
                                                             ----               ----           ----           ----
 Balance Sheet Data
 ------------------
 Working Capital(Deficiency)                              $   (186)            7,931         21,476           20,999

 Total Assets                                               87,152            95,821        111,993          112,068

 Long-Term Debt, Less

 Current Portion                                            25,023            34,753         49,864           51,000

 Preferred Stock                                            26,981            29,841         26,981           29,841

 Common Stockholders'

 Equity (Deficiency)                                           736            (1,321)           736           (1,321)

 Common Stockholders' Equity
 (Deficiency) per Share (6)                                   0.18             (0.32)          0.18            (0.32)


Notes to Summary Consolidated Financial and Other Data

     (1) The results of Factory 2-U have been consolidated with the Company's results since the acquisition of Factory 2-U on November 11, 1995. Therefore, the Company's consolidated results for the twelve months ended January 27, 1996 and April 27, 1996 include Factory 2-U's results for 2.5 months and 5.5 months, respectively. See Note 3 to the Notes to the "Consolidated Financial Statements."

     (2) The pro forma results give effect to the sale of $40.0 million of Debentures offered in the Debenture Offering and the application of the net proceeds by the Company. The pro forma adjustments reflect those adjustments necessary to (i) eliminate the loss on discontinued operations, (ii) eliminate interest on the Company's revolving credit notes (in the amounts of $1,672,000 and $561,000 for the twelve months ended January 27, 1996 and the three months ended April 27, 1996, respectively), which are assumed to be unused during such periods because of the availability of the Debenture Offering proceeds, and
          (iii) give effect to the increase in interest expense arising from the Debentures (in the amounts of $3,300,000 and $825,000 for the twelve months ended January 27, 1996 and the three months ended April 27, 1996, respectively) and the amortization of the debt issuance costs related thereto (in the amounts of $353,000 and $88,000 for the twelve months ended January 27, 1996 and the three months ended April 27, 1996, respectively), with all transactions treated as though the Debenture Offering occurred on January 29, 1995 and January 28, 1996, respectively. See Note 7 to the Notes to Summary Consolidated Financial and Other Data.

     (3) Net income (loss) per common share on both a primary and fully diluted basis is calculated by dividing net income (loss) applicable to Common Stock by the weighted average number of shares outstanding for each respective period. See Note 1 to the Notes to the "Consolidated Financial Statements."

          Weighted average shares and earnings per share amounts have been restated for 1995 to give retroactive effect to the cancellation of contingent shares during 1996. See Note 2 to the Notes to the "Consolidated Financial Statements."

     (4) EBITDA (earnings before interest, taxes, depreciation and amortization, extraordinary items and results of discontinued operations) data is presented to reflect operating income from continuing operations before non-cash items, and approximates the cash available from continuing operations to cover interest expense and other debt service. Such data is not an alternative to operating income as an indication of operating performance or liquidity under generally accepted accounting principles.

     (5) Earnings for the twelve months ended January 28, 1995 and January 27, 1996, for the twelve and three months ended April 29, 1995 and for the three months ended April 27, 1996 were insufficient to cover fixed charges and preferred stock dividends by $2.2 million, $1.6 million, $5.6 million, $4.3 million and $2.4 million, respectively. However, earnings for the twelve months ended April 27, 1996 were sufficient to cover fixed charges and preferred stock dividend payments. Pro forma earnings for the twelve months ended January 27, 1996 and the three months ended April 27, 1996 were insufficient to cover fixed charges and preferred stock dividends by $3.5 million and $2.8 million, respectively.

     (6) Common Stockholders' equity per common share is determined by dividing stockholders' equity, net of equity related to preferred stock, by the common shares outstanding at the date presented.

     (7) The pro forma balance sheet data gives effect to the sale of $40.0 million of Debentures offered in the Debenture Offering and the application of the net proceeds by the

          Company as if the same had occurred on January 27, 1996 and April 27, 1996, respectively. The pro forma adjustments give effect to the estimated current portion of debt issuance costs added to current assets ($353,000 at both January 27, 1996 and April 27, 1996), the net increase in cash following the payment of the revolving credit facilities ($21,309,000 and $12,715,000 at January 27, 1996 and April 27, 1996, respectively), the estimated long-term portion of debt issuance costs added to noncurrent assets ($3,179,000 at both January 27, 1996 and April 27, 1996), the principal amount of the Debentures ($40,000,000 at both January 27, 1996 and April 27, 1996) and the use of the Debenture Offering proceeds to repay the outstanding indebtedness under the revolving credit facilities ($15,159,000 and $23,753,000 at January 27, 1996 and April 27, 1996, respectively).

                                  RISK FACTORS

               An investment in the Selling Shareholder Shares offered hereby involves substantial risks. Prospective investors should carefully consider the following risk factors, as well as all the other information set forth in this Prospectus, before purchasing any Selling Shareholder Shares:

   Restrictions on Payments by Operating Subsidiaries to the Company. The Company is a holding company and relies on its cash reserves and payments from General Textiles and Factory 2-U to finance its ongoing operating expenses, to pay its outstanding indebtedness, to pay dividends on the Series A Preferred Stock and, in the future, to pay its principal and interest obligations on the Debentures. The Company receives payments from General Textiles pursuant to a tax sharing agreement and with regard to subordinated debt and secured term debt of General Textiles held by the Company. The Company receives payments from Factory 2-U pursuant to a management agreement and a guaranty fee agreement.
The General Textiles Plan of Reorganization (the "GT Reorganization Plan") and certain of General Textiles' outstanding debt instruments (including the GT Revolving Credit Facility (as defined)) restrict General Textiles from paying dividends or making other distributions to the Company without the consent of certain holders of indebtedness. In addition, payments by Factory 2-U to the Company are limited under the Factory 2-U Revolving Credit Facility (as defined) to payments pursuant to a management agreement, a guarantee fee agreement and payments with regard to a loan of a portion of the proceeds of the sale of the Debentures. The Company will lend at least $______ million of the proceeds of the sale of the Debentures to General Textiles and at least $____ million of the proceeds to Factory 2-U. The Company will be entitled to receive interest and principal under these loans with interest rates and payment dates substantially similar to those under the Debentures. The Company anticipates that, despite the restrictions on payments from General Textiles and Factory 2-U, the funds it is entitled to receive from the Operating Subsidiaries will be sufficient to enable it to meet its expenses and debt service (including required payments of interest and principal with regard to the Debentures) and to pay the dividends on its Series A Preferred Stock, although there can be no assurance of this.

   Operating Results; Ability to Make Dividend Payments and Cover Fixed Charges. The Company generated $1.5 million of net income from continuing operations for its fiscal year ended January 27, 1996 (which includes two and one-half months of Factory 2-U operating results), but incurred a net loss from continuing operations of $354,000 for its fiscal year ended January 28, 1995. There can be no assurance that the Company will operate profitably in the future. Earnings for the fiscal year ended January 27, 1996 were insufficient to cover fixed charges and preferred stock dividends by $1.6 million (a ratio of earnings to fixed charges of 0.8 to 1) and on a pro forma basis, after giving effect to the issuance of the Debentures offered under the Debenture Registration Statement and the application of the Debenture Offering proceeds, by $3.5 million (a ratio of earnings to fixed charges of 0.6 to 1). In addition, the Operating Subsidiaries may reborrow under the Revolving Credit Facilities, resulting in additional interest expense. In fiscal 1996, dividends on the then outstanding shares of Series A Preferred Stock were paid out of a combination of that year's earnings and additional paid-in capital. To the extent that income is not sufficient to cover such fixed charges, interest and dividends may be paid out of a combination of earnings and additional paid-in capital. See "Dividend Policy", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Capital Stock."

   Composition of General Textiles' Board; Rights of Creditors in Event of Non-Payment. In connection with the GT Reorganization Plan, General Textiles issued Subordinated Notes. The Subordinated Notes provide that if General Textiles fails to make certain minimum payments thereunder the holders of certain of the notes and the official creditors' committee appointed in connection with the Chapter 11 Reorganization (the "Creditors Committee") will be entitled to elect a minority of General Textiles' directors in certain circumstances and all of General Textiles' directors in other circumstances. The Company currently owns $15.0 million of the $19.1 million principal amount of outstanding Subordinated Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Bankruptcy Filings of Companies Controlled by Selzer/Eiger; Credit and Continued Financing. Benson A. Selzer and Joseph Eiger, senior executive officers, directors and through various ownership interests principal stockholders of the Company (together with entities which they own or control or of which members of their families are beneficiaries, "Selzer/Eiger") have been active in acquiring and restructuring financially and operationally troubled companies since 1973.

Companies controlled by Selzer/Eiger have sometimes commenced Chapter 11 proceedings pursuant to U.S. bankruptcy laws, under which holders of subordinated debt of the companies involved were required to renegotiate their debt, sometimes resulting in the full or partial loss of their investment. Since 1991, five companies affiliated with Selzer/Eiger have filed for bankruptcy (the most recent being in February 1996) or have been liquidated, including General Textiles, Mandel-Kahn Industries and C-B Murray Corporation, Inc., which are former subsidiaries of the Company. Selzer/Eiger controls less than 30% of the fully-diluted equity of the Company and does not control a majority of the Board of Directors of the Company. However, Benson A. Selzer, Joseph Eiger and John A. Selzer are the sole members of the executive committee of the Company's Board of Directors. See "Management."

   Since emerging from bankruptcy in 1993, General Textiles has been granted normal credit availability by most vendors and other material sources of supply. However, if cash flow problems arise in the future, General Textiles' history of a prior bankruptcy reorganization might cause lenders and vendors to withdraw credit availability more quickly than they otherwise might have done. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Competition. The Company's stores compete with large discount retail chains (such as Wal-Mart, K-Mart, Mervyn's and Target) and regional off-price chains (such as MacFrugal's), many of which have substantially greater resources than those of the Company. While the Company's off-price marketing strategy differs from the strategy of many of its competitors, if such competitors were to adopt an off-price approach that targeted Family Bargain Center's and Factory 2-U's typical customers, the Company's business could be adversely affected. See "Business -- Operations -- Competition."

   Expansion. The Company may accelerate its store opening plan following completion of the Debenture Offering. Expansion involves increased risks and costs and may cause the quarterly results of the Company to fluctuate. See "Use of Proceeds" and "Business - Expansion Plans."

   Seasonality. The Company's business is seasonal in nature and historically has realized its highest level of sales in the "Back-to-School" (August and September) and Christmas (November and December) seasons. In addition, working capital requirements fluctuate during the year and are highest between mid-summer and the beginning of the Christmas season because significantly higher inventory levels are necessary at those times. Such seasonality may make interim period results of operations not necessarily indicative of full-year results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations and Seasonality."

   Part-time Status of Certain Executive Officers. While William Mowbray, President and Chief Executive Officer of the Operating Subsidiaries, serves on a full-time basis, the other executive officers of the Company also serve as officers and directors of other companies and devote to the Company's affairs such portion of their business time and attention as they and its Board of Directors deem necessary to fulfill their obligations. Depending upon the demands of the other companies with which they are involved, conflicts of interest could arise relating to the allocation of their time or with respect to their fiduciary obligations to the Company and such other businesses.

   Potential Anti-takeover Effects of Rights Plan, Classified Board of Directors and Delaware Law; Possible Issuances of Preferred Stock. The Company has adopted a Shareholders' Rights Plan. If (i) a public announcement is made that any person (other than the Company), together with all affiliates and associates of such person, is the beneficial owner of 15% or more of the shares of the Common Stock outstanding or (ii) any person (other than the Company) makes a tender or exchange offer, if upon consummation of such offer such person would beneficially own 15% or more of the shares of the Company's Common Stock, certain rights will be triggered under the Company's Shareholders' Rights Plan which may have the effect of deterring or delaying mergers, tender offers, or other possible takeover attempts, even if they are favored by some or a majority of the Company's stockholders. Any shares of its Common Stock issued by the Company during the term of the plan (10 years), including the Common Stock issuable on conversion of the Debentures under the Debentures Registration Statement, will be subject to the Shareholders' Rights Plan. See "Description of Capital Stock -- Shareholders' Rights Plan."

   Certain provisions of Delaware law could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial to the interests of stockholders. Such provisions could limit the price that investors might be willing to pay in the future for securities of the Company, including the Common Stock. In addition, the Company's Board of Directors is a "classified board," with only one-third of its directors coming up for election each year. The existence of a classified board may in certain circumstances deter or delay mergers, tender offers or other possible takeover attempts which may be favored by some or a majority of the holders of the Common Stock.

               Dividends; Voting Rights of Preferred Holders if Dividends Not Paid. The Company has never paid cash dividends on the Common Stock and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The declaration and payment of any cash dividends on the Common Stock in the future will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings and its financial condition and requirements. Dividends on the Common Stock do not accrue. See "DIVIDEND POLICY."

               Cumulative dividends accrue on the Series A Convertible Preferred Stock from the date of original issue and will be payable quarterly when, as and if declared by the Board of Directors out of funds legally available therefor. There can be no assurance that the Company will be able to pay or that the Board of Directors will declare or pay such dividends. Failure to declare and pay any quarterly dividend within 90 days after the dividend payment date will result in a reduction of the Conversion Price by $.50 per share in each instance (but not below the par value of the Common Stock), and failure to declare and pay the accumulated dividends for any four quarterly periods will result in the holders of Series A Convertible Preferred Stock being entitled to certain voting rights. See "DESCRIPTION OF SECURITIES -- Series A Convertible Preferred Stock."

               Shares of Series A Convertible Preferred Stock are convertible, at the option of the holders thereof, at a conversion price of $3.6396 per share of Common Stock (so that each share of Series A Convertible Preferred Stock is convertible into 2.748 shares of Common Stock). In addition, the Company may redeem the shares of Series A Convertible Preferred Stock under certain circumstances. If the Company elects to redeem the shares of Series A Convertible Preferred Stock, the holders thereof will have the option of converting their shares of Series A Convertible Preferred Stock into shares of Common Stock prior to the redemption date.

                           PRICE RANGE OF COMMON STOCK


   The Company's Common Stock is traded over-the-counter and is quoted on the Nasdaq SmallCap Market. The Common Stock is also listed on the Chicago Stock Exchange. The table below sets forth certain information with respect to the high and low closing bid prices (rounded to the nearest hundredth) of the Company's Common Stock during the twelve months ended January 28, 1995 and January 27, 1996 and the subsequent interim period, as quoted by Nasdaq. These quotations represent inter-dealer prices without retail markups, markdowns or commissions and may not represent actual transactions. They are also adjusted for a reverse stock split of the Common Stock which occurred in fiscal 1995.
                                                High     Low
                                                ----     ---
                 Year Ended January 28, 1995
                 ---------------------------

                 First Quarter                $6.94    $3.75

                 Second Quarter               $5.50    $3.50

                 Third Quarter                $3.50    $2.25

                 Fourth Quarter               $3.50    $1.43

                 Year Ended January 27, 1996
                 ---------------------------
                 First Quarter                $1.75    $1.19

                 Second Quarter               $1.25     $.63

                 Third Quarter                $1.63     $.88

                 Fourth Quarter               $2.00     $.75


                 Year Ended February 1, 1997
                 ---------------------------
                 First Quarter                $3.22    $1.56

                 Second Quarter (through      $3.125   $1.75
                 August 1, 1996)


     The closing sale prices of the Series A Preferred Stock and the Common Stock on August 8, 1996 as reported on the Nasdaq SmallCap Market were $7.25 and $2.50 per share, respectively.

     Other than the Common Stock and the Series A Preferred Stock, none of the Company's securities is publicly traded on any established securities market.

     As of June 30, 1996, there were approximately 333 record holders of Common Stock. This number does not include an indeterminate number of beneficial holders of these securities whose shares are held by financial institutions in "street name."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (as well as indebtedness of the Operating Subsidiaries) as of April 27, 1996, and as adjusted to give effect to the sale by the Company of $40.0 million principal amount of Debentures offered in the Debenture Offering and the application of a portion of the estimated net proceeds thereof to repay the indebtedness under the Revolving Credit Facilities as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the "Consolidated Financial Statements" and the notes thereto included elsewhere in this Prospectus.


                                                             As
                                              Actual     Adjusted(1)
                                              ------      --------
                                                (in thousands)
                 Company Debt(2):
                 Current portion of Company
                 long-term debt  . . . . . . .$1,147       $1,147
                 Installment notes payable . .   918          918
                                              ------       ------
                 Convertible Subordinated
                 Debentures  . . . . . . . . .     0       40,000
                 Total   . . . . . . . . . . . 2,065       42,065
                                              ------      -------

                 Operating Subsidiary Debt(2):
                 Current portion of Operating
                 Subsidiary long-term debt . . 4,016        4,016
                 Operating Subsidiary long-
                 term debt, net of
                   current portion:
                  General Textiles revolving
                  credit facility  . . . . . .17,864            0
                  Factory 2-U revolving
                  credit facility  . . . . . . 5,889            0
                  Installment notes payable  . 1,788        1,788
                  Subordinated notes   . . . . 8,294        8,294
                                               -----        -----
                    Total Operating
                    Subsidiary debt  . . . . .37,851       14,098
                                              ------       ------
                    Total consolidated long-
                    term debt                $39,916      $56,163
                                             -------      -------

                 Stockholders' Equity:
                 Series A convertible
                 preferred stock, $.01 par
                 value;
                  4,500,000 shares
                  authorized, 3,939,050
                  shares issued and
                  outstanding, aggregate
                  liquidation preference of
                  $39,390,500(3)   . . . . . .29,841       29,841
                 Common stock, $.01 par value;
                 80,000,000 shares
                  authorized, 4,114,389
                  shares issued and
                  outstanding  . . . . . . . .     7            7
                 Additional paid-in capital  .20,118       20,118
                 Accumulated deficit . . . . .
                                             (21,446)     (21,446)
                                             -------      --------
                      Total stockholders'
                      equity   . . . . . . . .28,520       28,520
                                              ------       ------
                  Total consolidated
                  capitalization             $68,436      $84,683
                  Total debt to consolidated
                  capitalization                 58%          66%




     --------------------

     (1) As adjusted for the sale of $40.0 million of Debentures in the Debenture Offering (assuming no exercise of the over-allotment option by the Underwriters) and the use of a portion of the net proceeds to repay borrowings under the Revolving Credit Facilities. See "Use of Proceeds."

     (2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 11 to the Notes to "Consolidated Financial Statements" of the Company for a detailed description of the debt instruments outstanding.

     (3) Includes additional paid-in capital attributable to the Series A Preferred Stock.

                                   DIVIDEND POLICY

               The Company has never paid cash dividends on its Common
          Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The declaration and payment of any cash dividends on its Common Stock in the future will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings and its financial condition and requirements. The Company paid $3.0 million and $2.0 million in dividends on its Series A Preferred Stock during the fiscal years ended January 27, 1996 and January 28, 1995, respectively. The payment of dividends and cash distributions from the Company's Operating Subsidiaries to the Company are subject to certain restrictions. See "Risk Factors -- Restrictions on Payments by Operating Subsidiaries to the Company."

          SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

     Set forth below is (i) selected consolidated historical financial data for the Company for the twelve months ended December 31, 1991, the four months ended April 30, 1992, the twelve months ended April 30, 1993, the nine months ended January 29, 1994, each of the twelve months ended January 28, 1995 and January 27, 1996 and the twelve and three months ended April 29, 1995 and April 27, 1996 and (ii) selected consolidated pro forma financial data for the twelve months ended January 27, 1996 and three months ended April 27, 1996. All of the selected consolidated historical financial data are derived from audited financial information except for operating data and the selected consolidated historical financial data for the twelve and three months ended April 29, 1995 and April 27, 1996. The audited financial information for the nine months ended January 29, 1994 and each of the twelve months ended January 28, 1995 and January 27, 1996 is included elsewhere in this Prospectus. The results of General Textiles have been consolidated with the Company's results since May 30, 1993. The results of Factory 2-U have been consolidated with the Company's results since November 11, 1995. The selected consolidated historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements."

                                                    Selected Consolidated Historical and Pro Forma Financial Data
                                                                (in thousands, except per share data)
                                                                                                          Most Recent
                                                                                                      Twelve Month Period
                                                    Historical Results                                 Unaudited Results
                         ---------------------------------------------------------------------------   -----------------
                            Twelve        Four      Twelve        Nine        Twelve       Twelve      Twelve     Twelve
                            Months       Months     Months       Months       Months       Months      Months     Months
                            Ended         Ended      Ended       Ended         Ended        Ended      Ended       Ended
                         December 31,  April 30,   April 30,  January 29,   January 28,  January 27, April 29,   April 27,
                             1991         1992       1993       1994(1)       1995         1996(1)       1995      1996(1)
                             ----         ----       ----       -------        ----        ----          ----      ----
Income Statement Data
- ---------------------
Net Sales                    $--           $--         $ --     $96,496     $146,520     179,820     148,831     198,607
Gross Profit                  --            --           --      32,582       49,435      62,632      49,086      70,578
Operating Income (Loss)       --           (55)      (2,139)      4,547        2,608       5,153       (131)       7,524
Income (Loss) from
  Continuing Operations       --          (111)      (3,239)      1,113         (354)      1,478      (2,994)      3,474

 Income (Loss) from
     Discontinued
     Operations             (294)         242      (16,147)          87       (2,241)        (500)      (2,199)      (500) -
 Extraordinary Gain           --            --           --         682        5,251          --         5,251         --  -
Net Income (Loss)           (294)         131      (19,386)       1,882        2,656         978          58        2,974
Dividends on Preferred
Stock                         --            --          25            200       2,030        3,040       2,790       3,134
Net Income (Loss)
  Applicable to Common
  Stock                     (294)         131      (19,411)       1,682         626       (2,062)     (2,732)      (160)
Net Income (Loss) from
  Continuing Operations
  Applicable to Common
  Stock per Common
  Share                        --         (0.12)     (2.03)         0.30       (0.59)        (0.39)     (1.44)      0.08
Net Income (Loss)
Applicable to Common
Stock per Common
Share(3)
     Primary                (0.53)        0.14      (12.07)        0.55        0.16        (0.51)      (0.68)     (0.04)
     Fully Diluted          (0.53)        0.14      (12.07)        0.55        0.16        (0.51)      (0.68)     (0.04)
Operating Data
- --------------
     EBITDA(4)
     No. of Stores at         --           (55)      (2,519)        5,732      4,837        8,438       2,258      11,148
       End of Period
     Gross Profit             --            --           --             81        97          131          98         135
     Percentage               --            --           --           33.8%     33.7%       34.8%        33.0%       35.5%
Ratio of Earnings to
  Combined Fixed
  Charges and Preferred
      Stock

     Dividends(5)             --            --           --            1.3x        --            --           --      1.0x

                              Most Recent           Pro Forma
                           Three Month Period   Unaudited Results
                           Unaudited Results
                           -----------------
                            Three      Three      Twelve    Three
                           Months      Months     Months    Months
                            Ended      Ended      Ended     Ended
                          April 29,  April 27,  January 27, April 27,
Income Statement Data       1995       1996      1996(2)     1996(2)
- ---------------------       ----       ----      ----        ----

Net Sales                   31,038    49,825    179,820     49,825
Gross Profit                 9,537    17,483     62,632     17,483
Operating Income (Loss)     (2,890)     (519)     5,153       (519)
Income (Loss) from
  Continuing Operations     (3,554)   (1,558)      (504)    (1,911)

 Income (Loss) from
     Discontinued
     Operations                 --        --         --
 Extraordinary Gain             --        --         --
Net Income (Loss)           (3,554)   (1,558)      (504)    (1,911)
Dividends on Preferred      -
Stock                          760       854      3,040        854
Net Income (Loss)
  Applicable to Common
  Stock                     (4,314)   (2,412)    (3,544)    (2,765)
Net Income (Loss) from
  Continuing Operations
  Applicable to Common
  Stock per Common
  Share                      (1.08)    (0.60)     (0.88)     (0.68)
Net Income (Loss)
Applicable to Common
Stock per Common
Share(3)
     Primary                 (1.08)    (0.60)     (0.88)     (0.68)
     Fully Diluted           (1.08)    (0.60)     (0.88)     (0.68)
Operating Data
- --------------
     EBITDA(4)
     No. of Stores at       (2,220)      490      8,438        490
       End of Period
     Gross Profit               98       135        131        135
     Percentage              30.7%     35.1%      34.8%      35.1%
Ratio of Earnings to
  Combined Fixed
  Charges and Preferred
      Stock
                                                                --
     Dividends(5)              --        --          --



                                                                                                           Pro Forma
                                                                                                           ---------
                                                                           January 27,   April 27,  January 27,  April 27,
                                                                               1996         1996      1996(7)     1996(7)

                                                                               ----         ----      ----        -------
Balance Sheet Data
- ------------------

Working Capital
(Deficiency)                                                                 $  (186)        7,931      21,476     20,999
Total Assets                                                                  87,152        95,821    111,993     112,068
Long-Term Debt, Less
Current Portion                                                               25,023        34,753      49,864     51,000
Preferred Stock                                                               26,981        29,841      26,981     29,841
Common Stockholders'
Equity
  (Deficiency)                                                                   736        (1,321)        736     (1,321)
Common Stockholders'
Equity
  (Deficiency) per
Share(6)                                                                         0.18        (0.32)       0.18      (0.32)




Notes to Selected Consolidated Historical and Pro Forma Financial Data

    (1) The results of General Textiles have been consolidated with the Company's results since May 30, 1993. Therefore, the Company's consolidated results for the nine months ended January 29, 1994 include General Textiles' results for eight months ended January 29, 1994. The results of Factory 2-U have been consolidated with the Company's results since November 11, 1995. Therefore, the Company's consolidated results for the twelve months ended January 27, 1996 and April 27, 1996 include Factory 2-U's results for 2.5 months and 5.5 months, respectively. See
        Note 3 to the Notes to the "Consolidated Financial Statements."

    (2) The pro forma results give effect to the sale of $40.0 million of Debentures offered in the Debenture Offering and the application of the net proceeds by the Company. The pro forma adjustments reflect those adjustments necessary to (i) eliminate the loss on discontinued operations, (ii) eliminate interest on the Company's revolving credit notes (in the amounts of $1,672,000 and $561,000 for the twelve months ended January 27, 1996 and the three months ended April 27, 1996, respectively), which are assumed to be unused during such periods because of the availability of the Debenture Offering proceeds, and
        (iii) give effect to the increase in interest expense arising from the Debentures (in the amounts of $3,300,000 and $825,000 for the twelve months ended January 27 ,1996 and the three months ended April 27, 1996, respectively), and the amortization of the debt issuance costs related thereto (in the amounts of $353,000 and $88,000 for the twelve months ended January 27, 1996 and the three months ended April 27, 1996, respectively), with all transactions treated as though the Debenture Offering occurred on January 29, 1995 and January 28, 1996, respectively. See Note 7 to the Notes to Selected Consolidated Historical and Pro Forma Financial Data.

    (3) Net income (loss) per common share on both a primary and fully diluted basis is calculated by dividing net income (loss) applicable to Common Stock by the weighted average number of shares outstanding for each respective period. See Note 1 to the Notes to the "Consolidated Financial Statements."

        Weighted average shares and earnings per share amounts have been restated for 1994 and 1995 to give retroactive effect to the cancellation of contingent shares during 1995 and 1996. See Note 2 to the Notes to the "Consolidated Financial Statements."
    (4) EBITDA (earnings before interest, taxes, depreciation and amortization, extraordinary items and results of discontinued operations) data is presented to reflect operating income from continuing operations before non-cash items, and approximates the cash available from continuing operations to cover interest expense other debt service. Such data is not an alternative to operating income as an indication of operating performance or liquidity under generally accepted accounting principles.

    (5) Earnings for the twelve months ended January 28, 1995 and January 27, 1996, for the twelve and three months ended April 29, 1995 and for the three months ended April 27, 1996 were insufficient to cover fixed charges and preferred stock dividends by $2.2 million, $1.6 million, $5.6 million, $4.3 million and $2.4 million, respectively. However, earnings for the twelve months ended April 27, 1996 were sufficient to cover fixed charges and preferred stock dividend payments. Pro forma earnings for the twelve months ended January 27, 1996 and the three months ended April 27, 1996 were insufficient to cover fixed charges and preferred stock dividends by $3.5 million and $2.8 million, respectively.

    (6) Common Stockholders' equity per common share is determined by dividing stockholders' equity, net of equity related to preferred stock, by the common shares outstanding at the end of the date presented.

    (7) The pro forma balance sheet data gives effect to the sale of $40.0 million of Debentures offered in the Debenture Offering and the application of the net proceeds by the Company as if the same had occurred on January 27, 1996 and April 29, 1996, respectively. The pro forma adjustments give effect to the estimated current portion of debt issuance costs added to current assets ($353,000 at both January 27, 1996 and April 27, 1996), the net increase in cash following the payment of the revolving credit facilities ($21,309,000 and $12,715,000 at January 27, 1996 and April 27, 1996, respectively), the estimated long-term portion of debt issuance costs added to noncurrent assets ($3,179,000 at both January 27, 1996 and April 27, 1996), the principal amount of the Debentures ($40,000,000 at both January 27, 1996 and April 27, 1996) and the use of the Debenture Offering proceeds to repay the outstanding indebtedness under the revolving credit facilities ($15,159,000 and $23,753,000 at January 27, 1996 and April 27, 1996,
        respectively).

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the information set forth under "Selected Consolidated Historical and Pro Forma Financial Data" and "Consolidated Financial Statements."

General

     Family Bargain Corporation (the "Company") operates 138 off-price retail apparel and housewares stores (135 at April 27, 1996) under the names "Family Bargain Center" and "Factory 2-U" in California, Arizona, Washington, New Mexico, Oregon, Nevada and Texas. The Company is a holding company and relies on its cash reserves and payments from its Operating Subsidiaries, General Textiles and Factory 2-U, to finance its ongoing operating expenses, to pay its outstanding indebtedness, to pay the dividends on its Series A Preferred Stock and, in the future, to meet its principal and interest obligations on the Debentures. In July 1992, affiliates of the Company acquired General Textiles and immediately caused it to commence Chapter 11 Reorganization proceedings. In December 1992, the Company purchased a majority interest in General Textiles. Since May 1993, when the GT Reorganization Plan was declared effective and the Company's equity ownership of General Textiles increased to 100%, the assets, liabilities and results of operations of General Textiles have been consolidated with those of the Company. In November 1995, the Company acquired Factory 2-U, whose results have been consolidated with those of the Company since then.

     In January 1994, the Company changed its fiscal year end to the Saturday closest to January 31.

     The Company's 109 Family Bargain Center stores and 29 Factory 2-U stores sell primarily first quality, in-season clothing for men, women and children, including nationally recognized brand name products, at prices which generally are lower than the prices of competing discount and regional off-price stores. Factory 2-U stores sell, in addition to clothing and apparel, housewares and domestic items. The average selling price per item is approximately $6.00 and the price of the most expensive item rarely exceeds $35.00. The Company's stores sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially discounted wholesale prices and set retail prices at mark-ups which pass along the savings to its customers. Family Bargain Center stores average 11,000 square feet and Factory 2-U stores average 19,000 square feet. The Company plans to open new stores in the seven western states in which it currently operates. During the fiscal year ended January 27, 1996, the Company opened eight new Family Bargain Center stores and, through the acquisition of Factory 2-U, acquired an additional 29 stores. In fiscal 1997, the Company plans to open up to 19 new stores, of which eight have been opened as of July 1, 1996. In addition, the Company has closed one store during its current fiscal year.

     The Company is also continuing a program under which it renovates existing stores or relocates them as superior sites become available in their markets. During fiscal 1996, the Company renovated 21 stores and relocated one store. In fiscal 1997, the Company plans to renovate and/or relocate up to five stores. Some of the new or relocated Family Bargain Center stores will adopt the Factory 2-U store format by expanding store size and selling housewares and domestic items.

Results of Operations

Three Months Ended April 27, 1996
Compared to the Three Months Ended April 29, 1995

     Net sales (gross sales less sales tax and sales returns) were $49.8 million for the three months ended April 27, 1996 compared to $31.0 million for the three months ended April 29, 1995, an increase of $18.8 million. Of the total increase, $12.6 million was attributable to sales at Factory 2-U stores, which were acquired in November

1995, $2.9 million was attributable to a 9.7% increase in comparable store sales (sales at stores open throughout both periods) and the remaining $3.3 million increase in sales was attributable to sales at newly opened stores. As of April 27, 1996, there were 135 stores in operation compared to 98 stores as of April 29, 1995.

     Gross profit was $17.5 million for the three months ended April 27, 1996 compared to $9.5 million for the three months ended April 29, 1995, an increase of $8.0 million. As a percentage of sales, gross profit was 35.1% for the three months ended April 27, 1996 compared to 30.7% for the three months ended April 29, 1995. The increase in gross profit as a percentage of sales resulted from reduced markdown activity during the three months ended April 27, 1996 as compared to markdown activity during the three months ended April 29, 1995 arising from management's decision, during that period, to take markdowns in response to reduced prices in the general wholesale market.

     Selling and administrative expenses were $17.5 million for the three months ended April 27, 1996 compared to $12.1 million for the three months ended April 29, 1995, an increase of $5.4 million. Of the total increase, $4.2 million was attributable to increased overhead resulting from the acquisition of Factory 2-U stores and $1.2 million was due to increased overhead related to new store openings and the upgrading of equipment in existing stores since April 29, 1995. As a percentage of sales, selling and administrative expenses decreased to 35.2% for the three months ended April 27, 1996 from 39.0% for the three months ended April 29, 1995. The decrease in selling and administrative expenses as a percentage of sales was attributable to the improved economies of scale achieved following the acquisition of Factory 2-U, comparable store sales increases, and new store results.

     Amortization of goodwill was $462,000 for the three months ended April 27, 1996 compared to $315,000 for the three months ended April 29, 1995. The increase of $147,000 was attributable to increased goodwill arising from the acquisition of Factory 2-U.

     Interest expense was $1.0 million for the three months ended April 27, 1996 compared to $664,000 for the three months ended April 29, 1995. The increase of approximately $375,000 was attributable to the interest related to the additional working capital as a result of the expansion of the Company and debt assumed in the acquisition of Factory 2-U.

     Net loss was $1.6 million for the three months ended April 27, 1996 compared to $3.6 million for the three months ended April 29, 1995. The net loss applicable to Common Stock was $2.4 million for the three months ended April 27, 1996 compared to $4.3 million for the three months ended April 29, 1995.

Twelve Months Ended January 27, 1996
Compared to the Twelve Months Ended January 28, 1995

     Net sales were $179.8 million for the twelve months ended January 27, 1996 compared to $146.5 million for the twelve months ended January 28, 1995, an increase of $33.3 million. Of the total increase, $13.3 million was attributable to the acquisition of Factory 2-U, $3.6 million was due to a 2.8% increase in comparable Family Bargain Center store sales, and the remaining $16.4 million increase in sales was due to the opening of new Family Bargain Center stores. As of January 27, 1996, the Company operated 102 Family Bargain Center stores (compared to 97 stores as of January 28, 1995) and 29 Factory 2-U stores.

     Gross profit was $62.6 million for the twelve months ended January 27, 1996 compared to $49.4 million for the twelve months ended January 28, 1995, an increase of $13.2 million. Of the total increase, $4.6 million was attributable to the acquisition of Factory 2-U. The remaining increase in gross profit was due to the opening of new Family Bargain Center stores, an increase in comparable Family Bargain Center store sales and improved gross profit as a percentage of sales. As a percentage of sales, the gross profit was 34.8% for the twelve months ended January 27, 1996 compared to 33.7% for the twelve months ended January 28, 1995.

     Amortization of goodwill was $1,4 million for the twelve months ended January 27, 1996 compared to $1.2 million for the twelve months ended January 28, 1995. The increase of $.2 million was attributable to the acquisition of Factory 2-U.

     Selling and administrative expenses were $57.5 million for the twelve months ended January 27, 1996 compared to $46.8 million for the twelve months ended January 28, 1995, an increase of $10.7 million. Of the total increase, $4.4 million was attributable to the acquisition of Factory 2-U. As a percentage of sales, selling and administrative expenses were 32.0% for both the twelve months ended January 27, 1996 and January 28, 1995.

     Interest expense and financing fees were $3.7 million for the twelve months ended January 27, 1996 compared to $2.8 million for the twelve months ended January 28, 1995, an increase of $900,000. Of the total increase, $100,000 was attributable to the acquisition of Factory 2-U. Of the remaining increase, $500,000 was due to an adjustment to increase amortization of debt discount associated with the subordinated notes issued in connection with the GT Reorganization Plan, which resulted from the settlement of additional claims and further acceleration of excess cash flow payments, as defined, during the twelve months ended January 27, 1996.

     Net income was $1.0 million for the twelve months ended January 27, 1996 compared to $2.7 million for the twelve months ended January 28, 1995. The net loss applicable to Common Stock was $2.1 million for the twelve months ended January 27, 1996 compared to net income applicable to Common Stock of $626,000 for the twelve months ended January 28, 1995. However, net income and net loss applicable to Common Stock for the twelve months ended January 28, 1995 were impacted by an extraordinary gain of $5.3 million partly offset by a loss from discontinued operations of $2.2 million. There was no extraordinary gain in the twelve months ended January 27, 1996, but the loss from discontinued operations was $500,000. The Company and its Operating Subsidiaries had consolidated income from continuing operations of $1.5 million in the twelve months ended January 27, 1996 compared with a loss from continuing operations of $354,000 for the twelve months ended January 28, 1995.

Twelve Months Ended January 28, 1995
Compared to Nine Months Ended January 29, 1994

     Net sales for the twelve months ended January 28, 1995 were $146.5 million compared to $96.5 million for the nine months ended January 29, 1994. Comparable store sales increased approximately 2%.

     Gross profit was $49.4 million for the twelve months ended January 28, 1995 compared to $32.6 million for the nine months ended January 29, 1994. As a percentage of sales, gross profit for the twelve months ended January 28, 1995 was 33.7%, virtually the same as for the nine months ended January 29, 1994 of 33.8%.

     Selling and administrative expenses were $46.8 million for the twelve months ended January 28, 1995 compared to $28.0 million for the nine months ended January 29, 1994. As a percentage of sales, selling and administrative expenses were 32.0% for the twelve months ended January 28, 1995 compared to 29.0% for the nine months ended January 29, 1994. The increase in selling and administrative expense as a percentage of sales was due primarily to the accelerated store expansion, renovation and relocation program. During the twelve months ended January 28, 1995, 21 new stores were opened, 18 stores were renovated and 6 stores were relocated.

     Amortization of goodwill was $1.2 million for the twelve months ended January 28, 1995 compared to $796,000 for the twelve months ended January 29, 1994. The increase of $392,000 was attributable to the consolidation of General Textiles due to the acquisition of control of General Textiles by the Company upon General Textiles' emergence from reorganization in May 1993.

     Interest expense was $2.8 million for the twelve months ended January 28, 1995 compared to $3.4 million for the nine months ended January 29, 1994. The decrease in interest expense resulted from i) the Company's purchase of certain General Textiles' indebtedness during the twelve months ended January 28, 1995 with a portion of the proceeds of the 1994 Offering and ii) the fact that the interest expenses incurred during the nine months ended January 29, 1994 in connection with debt securities sold in private placements between May through September 1993 was not incurred during the twelve months ended January 28, 1995 (see "Liquidity and Capital Resources" below).

     Loss from discontinued operations was $2.2 million for the twelve months ended January 28, 1995 compared to income of $87,000 for the nine months ended January 29, 1994. The increase in disposal costs resulted from increased legal expenses and other costs related to discontinued operations.

     There was an extraordinary gain of $5.3 million for the twelve months ended January 28, 1995 compared to an extraordinary gain of $682,000 for the nine months ended January 29, 1994.

     Net income was approximately $2.7 million for the twelve months ended January 28, 1995 compared to $1.9 million for the twelve months ended January 29, 1994. The net income applicable to Common Stock was $626,000 for the twelve months ended January 28, 1995 compared to $1.7 million for the nine months ended January 29, 1994.


Quarterly Results of Operations and Seasonality

     The Company historically has realized its highest level of sales and income during the third and fourth quarters of the fiscal year (the quarters ending in October and January) as a result of the "Back to School" (August and September) and Christmas (November and December) seasons. The Company incurred a net loss in the quarter ended April 27, 1996, and based on historical second quarter results, management believes the Company may incur a net loss for the quarter ending July 27, 1996.

     The following table sets forth selected unaudited quarterly results of operations of the Company. The operating results for any quarter are not necessarily indicative of results of operations for any subsequent period.


                                                                 Quarter Ended
                                                                 -------------

                                             July  Oct.   Jan.   April   July  Oct.   Jan.   April
                                             1994  1994   1995   1995    1995  1995   1996    1996
                                             ----  ----   ----   ----    ----  ----   ----    ----
                                                                (in thousands)


 Consolidated Statement of Operations
  Data:
 Net sales                                31,295 39,370 47,128 31,038 37,312 47,322 64,148  49,825
 Cost of sales                            20,841 25,915 31,488 21,501 24,284 30,393 41,010  32,342
                                          ------ ------ ------ ------ ------ ------ ------  ------

  Gross profit                            10,454 13,455 15,640  9,537 13,028 16,929 23,138  17,483
 Selling and administrative expenses      10,271 11,446 14,182 12,112 12,163 14,024 17,798  17,540

 Amortization of goodwill                    297    297    297    315    315    314    438     462
                                           -----  -----  -----  -----  -----  -----  -----   -----
  Operating income (loss)                   (114) 1,712  1,161 (2,890)   550  2,591  4,902    (519)

 Interest expense and financing fees        (871)  (553)  (626)  (664)  (786)  (852)(1,373) (1,039)
                                           ------ ------ ------ ------ ------ ------------- -------
  Income (loss) from continuing operations
   before income taxes, discontinued
   operations and extraordinary gain
   (loss)                                   (985) 1,159    535 (3,554)  (236) 1,739  3,529  (1,558)

 Income taxes                                 --     --   (149)    --     --     --     --      --
                                           -----  -----   ----- -----  -----  -----  -----   -----
  Income (loss) from continuing operations  (985) 1,159    386 (3,554)  (236) 1,739  3,529  (1,558)


          Liquidity and Capital Resources

          The Company

     The Company itself has relatively little debt. However, each of the Operating Subsidiaries has a secured revolving credit facility. In addition, General Textiles has a substantial amount of debt which was issued in connection with the GT Reorganization Plan and in order to provide funds at the time it emerged from reorganization in 1993.

     At April 27, 1996, the Company itself had outstanding indebtedness of $2.1 million, comprised of $1.1 million related to the acquisition of Factory 2-U and approximately $965,000 incurred in connection with the settlement of a lawsuit arising from a previously discontinued distribution business (the "Mandel-Kahn Settlement"). The Company has entered into a Stock Purchase Agreement, dated as of June 28, 1996, pursuant to which the Selling Shareholder Shares are being sold to the Selling Shareholders. The proceeds of this sale will total $807,691 and will be applied to reduce the remaining obligation of approximately $965,000 which is currently secured by the Selling Shareholder Shares. See "Plan of Distribution." The Company also has annual dividend obligations of $3.7 million on its Series A Preferred Stock (based on the shares outstanding on April 27, 1996).

     Because the Company does not operate any business itself, it must rely on payments from its Operating Subsidiaries and cash reserves to service its indebtedness, pay the dividends on its Series A Preferred Stock and meet its operating expenses. The GT Reorganization Plan and certain of General Textiles' outstanding debt instruments (including the GT Revolving Credit Facility) restrict General Textiles from paying dividends or making other distributions to the Company without the approval of certain holders of indebtedness. In addition, payments by Factory 2-U to the Company are limited under the Factory 2-U Revolving Credit Facility to payments pursuant to a management agreement and a guarantee fee agreement. The Company receives payments from General Textiles under a tax sharing agreement and under $15.0 million of subordinated debt and $3.0 million of secured term debt. The Company also receives payments from Factory 2-U under a management agreement (providing for a fee of $46,667 per month, plus expenses, and additional amounts to the extent Factory 2-U's EBITDA exceeds certain levels) and a guarantee fee agreement (providing for a fee of $26,000 per month during fiscal 1997, $24,000 per month during fiscal 1998 and, thereafter, monthly amounts declining over time to $5,000 in fiscal 2009). During the quarter ended April 27, 1996, payments to the Company from these sources totalled $1.1 million. The Company believes the funds it is entitled to receive from the Operating Subsidiaries will be sufficient to enable the Company to meet its expenses and debt service and pay the dividends on the Series A Preferred Stock.

     General Textiles has a $25.0 million revolving credit facility (the "GT Revolving Credit Facility"), under which it may borrow up to 65% of the value of its eligible inventory (calculated at the lower of cost or market value) until December 31, 1996 and, thereafter, up to 50%, 55% or 60%, based on the season, of eligible inventory, plus a special purchase overadvance of up to $1.0 million. The GT Revolving Credit Facility expires in November 1998, bears interest at prime plus 2% with regard to borrowings based on inventory and prime plus 3% with regard to special purpose overadvances, and is secured by all the assets of General Textiles. At January 27, 1996 and April 27, 1996, borrowings under this facility were $9.9 million and $17.9 million, respectively. The
GT Revolving Credit Facility is secured by a lien on all the assets of General Textiles and is guaranteed by the Company.

     The Company will lend at least $________ of the proceeds of the Debenture Offering to General Textiles to be used by General Textiles as working capital, including the repayment of the GT Revolving Credit Facility. General Textiles may reborrow funds under this facility. See "Use of Proceeds."

     General Textiles also has a total of $2.7 million of equipment borrowing facilities, under which borrowings of $1.9 million were outstanding at April 27, 1996. On April 27, 1996, General Textiles also had $19.1 million of outstanding Subordinated Notes, of which $15.0 million was owned by the Company, a $3.0 million secured term note, which was owned by the Company, and $4.9 million of Subordinated Reorganization Notes and $17.3 million of Junior Subordinated Reorganization Notes, both of which had been issued to creditors under the GT Plan of Reorganization or to a lender at the time the GT Reorganization Plan was consummated. The equipment facilities and the Secured Term Note (which is held by the Company) are payable in installments and bear interest at prime plus 2%. The Subordinated Notes (of which $15.0 million are owned by the Company and $4.1 million are held by third persons) and the Subordinated Reorganization Notes mature in 2003 and do not bear interest. A portion of the Subordinated Notes are amortized through annual contingent payments based on a percentage of excess cash flow (as defined). The Junior Subordinated Reorganization Notes mature in 2005 and bear interest at the lesser of 6% per annum or 80% of General Textiles'
yearly EBITDA in excess of $10 million.    No principal or interest payments on
the Junior Subordinated Reorganization Notes may be made until the Subordinated Notes and the Secured Term Note are paid in full. Under certain circumstances, General Textiles may be required to redeem the Junior Subordinated Reorganization Notes for the lesser of their principal balance or 19% of the market equity value (as defined) of General Textiles, payable at the option of General Textiles in cash or General Textiles common shares. The carrying value of the Subordinated Notes, the Subordinated Reorganization Notes and the Junior Subordinated Reorganization Notes is less than their face value since the carrying value reflects discounts due to the non-interest bearing character of the Subordinated Notes and the Subordinated Reorganization Notes and the currently non-interest bearing character of the Junior Subordinated Reorganization Notes. The discounts on these instruments are amortized to interest expense over their respective terms.

     In addition, in July 1996, General Textiles borrowed $2.0 million under a term loan bearing interest at prime plus 3% and maturing in July 2001.

     Factory 2-U finances its operations through credit provided by its suppliers (usually net 30 days) and a $10.0 million revolving credit facility (the "Factory 2-U Revolving Credit Facility," together with the GT Revolving Credit Facility, the "Revolving Credit Facilities"). Factory 2-U may borrow up to the same varying percentages of the value of its eligible inventory under this facility as General Textiles may borrow under the GT Revolving Credit Facility. The facility expires in November 1998, bears interest at prime plus 2%, is secured by all the assets of Factory 2-U, and is guaranteed by the Company. At January 27, 1996 and April 27, 1996, borrowings under this facility were $5.2 million and $5.9 million, respectfully.

     The Company will lend at least $________ of the proceeds of the Debenture Offering to Factory 2-U to be used by Factory 2-U as working capital, including the repayment of the Factory 2-U Revolving Credit Facility. Factory 2-U may reborrow funds under this facility. See "Use of Proceeds."

     On July 9, 1996, Factory 2-U sold its former office and warehouse facility in Nogales, Arizona and repaid in full a $2.3 million mortgage note which was secured by the property. In connection with the Company's acquisition of Factory 2-U in November 1995, approximately $5.0 million of trade debt was rescheduled to be payable in 24 monthly installments, without interest. Of this, approximately $3.9 was outstanding at April 27, 1996.

     The Company believes the Revolving Credit Facilities, together with cash from operations, are sufficient to enable the Operating Subsidiaries to operate at current levels and meet their debt service obligations (including those with regard to debt held by the Company). Proceeds of the Debenture Offering, together with cash from operations and borrowing availability under the Revolving Credit Facilities, will provide funds with which to finance expansion of, the Family Bargain Center and Factory 2-U retail store chains, and the Company believes such funds therefore will satisfy the Company's and its subsidiaries' currently anticipated long term needs.


The Debenture Offering

     Pursuant to the Debentures Registration Statement, the Company is conducting a public offering of $40.0 million aggregate principal amount ($46.0 million if the Underwriters' over-allotment option is exercised in full) of ___% Convertible Subordinated Debentures due ________________,2006 (the "Debentures") with estimated net proceeds to the Company, if completed, of $36.4 million ($41.9 million if the over-allotment is exercised in full). The net proceeds of the Debenture Offering will be used as follows: (i) approximately $____ million will be loaned by the Company to the Operating Subsidiaries and used by them as working capital, including repayment of the outstanding indebtedness ($23.8 million as of April 27, 1996 and $______ million as of August __, 1996) under the Revolving Credit Facilities (consisting of the GT Revolving Credit Facility and the Factory 2-U Revolving Credit Facility, each as defined), (ii) up to $4.0 million will be used to purchase new fixtures for existing stores, and (iii) the balance of approximately $______ million will be used by the Company and the Operating Subsidiaries for general working capital purposes. The Operating Subsidiaries may reborrow funds under the Revolving Credit Facilities. Uses of additional working capital may include the purchase of existing indebtedness of the Operating Subsidiaries or shares of outstanding Series A Preferred Stock in the open market from time to time. In addition, the Company may use at least part of the additional working capital and additional borrowing availability under the Revolving Credit Facilities to accelerate its store opening schedule, obtain lower prices from certain suppliers, obtain credit from a greater number of suppliers, and obtain overseas merchandise at lower prices by using letters of credit to purchase directly from overseas vendors). The Company believes that these latter steps, if implemented, will result in either higher gross margins or increased pricing flexibility, or both.

     The Debentures will be convertible, at the option of the holders, at any time on or prior to maturity, unless previously redeemed, into shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), at a conversion price of $__.__ per share (equivalent to a conversion rate of ___ shares per $1,000 principal amount of Debentures), subject to adjustment to prevent dilution. The Company has applied to have the Debentures quoted on the Nasdaq SmallCap Market under the symbol "____."

     Interest on the Debentures is payable semi-annually in arrears on January 31 and July 31 of each year, commencing on January 31, 1997. The Debentures will be redeemable at the Company's option, in whole at any time on or after September__, 1998 if the closing price of the Common Stock on 20 out of 30 consecutive trading days ending not more than 10 days prior to the date of the notice of redemption is at least 137.5% of the conversion price then in effect, and in whole or in part at any time after September __, 1999, at the following redemption prices:

           Twelve Months
          Beginning September   ,       Percentage
          -----------------------       ----------

                1999                     107%
                2000                     105%
                2001                     103%
                2002-thereafter          100%

     The Debentures will be unsecured obligations of the Company, and will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company and may be effectively subordinated to existing and future liabilities of the Company's subsidiaries. The Indenture (as defined) will not restrict the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries. See "Capitalization."


Capital Expenditures

     The Company's planned future capital expenditures include costs to open new Family Bargain Center and Factory 2-U stores, and to renovate and/or relocate existing stores. Management believes that future expenditures will be financed from internal cash flow, working capital (possibly including a portion of the proceeds of the Offering) and the Revolving Credit Facilities. As of April 27, 1996, the Company had $1.9 million outstanding under the equipment facilities for capital expenditures related to the acquisition of point-of-sale systems.


Inflation

     In general, the Company believes that it will be able to offset the effects of inflation by increasing operating efficiency, by monitoring and controlling expenses and by increasing prices to the extent permitted by competitive factors.

                                    BUSINESS

     Family Bargain Corporation (the "Company") operates 138 off-price retail apparel and housewares stores under the names " Family Bargain Center" and "Factory 2-U" in California, Arizona, Washington, New Mexico, Oregon, Nevada and Texas. The Company purchased Factory 2-U in November 1995.

     The Company's 109 Family Bargain Center stores and 29 Factory 2-U stores sell primarily first quality, in-season clothing for men, women and children, including nationally recognized brand name products, at prices which generally are lower than the prices of competing discount and regional off-price stores. Factory 2-U stores sell, in addition to clothing and apparel, housewares and domestic items. The average selling price per item is approximately $6.00 and the price of the most expensive item rarely exceeds $35.00. The Company's stores sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially discounted wholesale prices and set retail prices at mark-ups which pass along the savings to its customers.

     Typical customers of the Company's stores are low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or are members of other ethnic groups. The Company's store merchandising selection, everyday low price strategy and store format are designed to reinforce the concept of value and enhance the customers' shopping experience, while maximizing inventory turns.

     Family Bargain Center stores, which average 11,000 square feet, and Factory 2-U stores, which average 19,000 square feet, are designed in a self-service format that affords easy access to merchandise displayed on bargain tables, hanger racks and open shelves. Stores are stocked with new merchandise at least weekly. Prices are clearly marked, often with a comparable full retail price. Most stores display signs in English and Spanish and are staffed with bilingual personnel. Store atmosphere is enhanced by the playing of locally popular music, the use of brightly colored pennants and occasional festive outdoor promotions.


Operating Strategy

     The Company seeks to be the leading off-price apparel and housewares retailer to lower income customers in the markets it serves. The major elements of its operating strategy include:

          Provide First Quality Merchandise at Bargain Prices: The Company's stores sell first quality merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially discounted wholesale prices and set retail prices at mark-ups which pass along the savings to their customers.

          Target Underserved Market Segments, including the Hispanic Market:
     The Company's stores target customers who are underserved in many markets. Typical customers are low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or members of other ethnic groups. The Company's store merchandise selection and purchasing and marketing programs are tailored to the purchasing patterns of customers in each store.

          Maximize Inventory Turns: General Textiles and Factory 2-U emphasize inventory turn in their merchandise and marketing strategies. Merchandise presentation, an everyday low price strategy, frequent store deliveries, and advertising programs are designed to maximize inventory turns.

          Low Operating Costs: The Company's stores maintain low operating costs primarily through their self-service formats, use of part-time labor, selection of locations with low rental expenses and overall focus on cost controls.

          Improve Gross Margins and Pricing Flexibility: Management believes that the availability of the net proceeds of the Debenture Offering and the resulting additional borrowing availability under the Revolving Credit Facilities will enable the Company to obtain lower prices from suppliers, obtain credit from a greater number of suppliers, and obtain overseas merchandise at lower prices by using letters of credit to purchase directly from overseas vendors. The Company believes that these latter steps, if implemented, will result in either higher gross margins or increased pricing flexibility, or both. See "The Debenture Offering."


Expansion Plans

     Opening of New Stores: The Company plans to open new stores in the seven western states in which General Textiles and Factory 2-U currently operate. During the fiscal year ended January 27, 1996, General Textiles opened eight new stores. The November 1995 acquisition of Factory 2-U resulted in the addition of 29 stores. In fiscal 1997, the Company plans to open up to 19 new stores (which may increase to as many as 25 stores if the Offering is completed), of which eight have been opened as of July 1, 1996. In addition, the Company has closed one store during its current fiscal year. In fiscal 1998, the Company plans to open up to an additional 19 stores (which may increase to as many as 45 stores if the Offering is completed). Average store opening expenses for fixtures, leasehold improvements and grand opening costs are approximately $100,000. The Company's cost for the initial inventory in an average new store is approximately $240,000.

     Renovation and Relocation Program: The Company is continuing a program under which it renovates existing stores or relocates them as superior sites become available in their markets. Some of the new or relocated Family Bargain Center stores will adopt the Factory 2-U store format by expanding store size and selling housewares and domestic items. Store renovations generally include installing new fixtures, redesigning layouts and refurbishing floors and walls. The average expenditure per store renovation or relocation is $50,000. During the 1996 fiscal year, the Company renovated 21 stores and relocated one store. In fiscal 1997, the Company plans to renovate and/or relocate up to five stores. In addition, the Company intends to purchase new store fixtures for all of its stores to add to the appearance, accessibility and quantity of merchandise displayed to its customers. See "The Debenture Offering."


Customers

     The Company's primary customers are families with annual household income of under $25,000, many of whom are employed in the agricultural sector or are blue collar workers. A significant portion of the Company's customers are of Hispanic origin or members of other ethnic groups including African-Americans, Asians and Native Americans. According to the U.S. Bureau of the Census, the Hispanic population in the states where the Company's stores are located (California, Oregon, Washington, Arizona, New Mexico, Nevada, and Texas) grew from 5.7 million in 1980 to 9.4 million in 1990, a 65% increase. The overall population for these states grew by 24% in the same period. The Hispanic population in the states where the Company's stores are located is projected to grow by 25%, from 10.6 million to 13.2 million, in the period from 1993 to 2000 (according to the U.S. Bureau of Census). The overall population for these states is projected to grow by 12% in the same period. The Census projections through 2020 reflect the Hispanic population in these states continuing to grow at approximately twice the rate of the total population.

Purchasing

     The Company purchases merchandise from approximately 1,000 domestic manufacturers, jobbers, importers and other vendors. Payment terms are typically net 30 days. The 10 largest vendors supply approximately 13% of the Company's merchandise. The Company continually adds new vendors and does not maintain long-term or exclusive purchase commitments or agreements with any vendor. The Company has generally not had difficulty locating and purchasing appropriate apparel and other merchandise for its stores. The Company's two merchandise managers and twelve buyers, who average over 10 years of apparel and housewares industries experience, seek to purchase in-season goods and first-run and last-run merchandise at substantial discounts to normal wholesale pricing. Management believes that there are a substantial number of additional sources of supply of first quality, off-price apparel goods and expects that it will be able to meet its increased inventory needs as the Company expands.

     Following completion of the Debenture Offering, Management believes it will be able to obtain lower prices from certain suppliers, obtain credit from a greater number of suppliers, and obtain overseas merchandise at lower prices by using letters of credit to purchase directly from overseas vendors.

     In-Season Goods. Unlike traditional department stores and discount retailers, which primarily purchase merchandise in advance of the selling season (for example, back-to-school clothing is purchased by March), the Company purchases approximately 70% of its merchandise in-season. In-season purchases generally represent close-outs of vendors' excess inventories remaining after the traditional wholesale selling season and are often created by other retailers' order cancellations. Such merchandise is typically available at prices below wholesale. Management believes that such in-season buying practices are well suited to the Company's customers, who tend to make purchases on an as-needed basis later into a season. The Company's in-season buying practice is facilitated by its ability to process and ship merchandise through its distribution center to its stores, usually within two or three days of receipt from the vendor, and to process a large number of relatively small purchase orders. Management believes that General Textiles and Factory 2-U are desirable customers for vendors seeking to liquidate inventory because they can take immediate delivery of large quantities of in-season goods. Furthermore, the Company rarely requests markdown concessions, advertising allowances or special shipping and packing procedures, insisting instead on the lowest possible price.

     First-run and Last-run Merchandise. Approximately 10% of the Company's purchases consist of "first-run" and "last-run" merchandise. To ensure product consistency, manufacturers typically produce a preliminary or "first-run" of an item. Additionally, manufacturers will produce "last-runs" of certain items to fill out production schedules, maintain stock for potential customers' reorders, convert excess fabric to finished goods and keep machinery in use. Manufacturers occasionally designate such first and last runs as "irregulars" to differentiate such goods from full price merchandise or to indicate that such merchandise may contain minor imperfections (which do not affect the wearability of the items), and typically such merchandise may be purchased at prices below wholesale.

     Manufacturers ship goods directly to the Company's San Diego distribution center or, in the case of east coast vendors, to the Company through its east coast freight consolidator. Goods received at the Company's distribution center are generally shipped to its stores using independent trucking companies within two to three days of their arrival. The Company generally does not store goods from season to season.

Merchandising and Marketing

     The Company's merchandise selection, pricing practices and store formats are designed to reinforce the concept of value and maximize customer enjoyment of the shopping experience. The Company's stores offer their customers a diverse selection of primarily first quality, in-season merchandise at prices which generally are lower than those of competing discount and regional off-price stores in their local markets. Nearly all of their merchandise carries brand name labels, including nationally recognized brands. The Company uses an everyday low price strategy with an average selling price per item of approximately $6.00 and with the prices of the most expensive goods rarely exceeding $35.00. For Family Bargain Center stores, men's, women's and children's apparel each account for approximately 30% of sales, with the remainder, approximately 10%, consisting of footwear and domestic items. For Factory 2-U stores, men's, women's and children's apparel each account for approximately 20% of sales, domestic items (such as sheets, towels and blankets) account for approximately 22% of sales, with the remainder, approximately 18% of sales, consisting of footwear, housewares and toys.

     The Company delivers new merchandise to its stores at least once per week to encourage frequent shopping trips by its customers and to maximize the rate of inventory turn. As a result of its purchasing practices, store inventory may not always include a full range of colors, sizes and styles in a particular item. Management believes, however, that price, quality and product mix are more important to the Company's customers than the availability of a specific item at a given time.

     The Company emphasizes inventory turn in its merchandising and marketing strategy. Merchandise presentation, everyday low prices, frequent store deliveries, staggered vendor shipments, promotional advertising, store-tailored distribution and prompt price reductions on slower moving items all target rapid inventory turn. The

Company believes that the pace of its inventory turn leads to increased profits, reduced inventory markdowns and efficient use of capital.

     The Company's San Diego administrative headquarters receives daily store sales and inventory information from point-of-sale computers located at each of its 138 stores. This data is reported by S.K.U. (stock keeping unit), enabling management to tailor purchasing and distribution decisions. A chain-wide computer network also facilitates communications between the administrative headquarters and stores, enabling management to provide store management with immediate pricing and distribution information.

     The Company's stores are characterized by easily accessible merchandise displayed on bargain tables, hanger racks and open shelves, brightly colored pennants and signage and the playing of locally popular music. Prices are clearly marked, usually displayed in whole dollars. A comparable full retail price is often noted on price tags. Most stores display signs in Spanish and English and are staffed with bilingual store personnel. Stores have "gala" grand openings and, on occasion, feature outdoor sidewalk promotions with live music and other festive activities. To reach potential customers, in 1995 management initiated a major shift in its advertising program from use of extensive radio to the development of full-color insert tabs showing actual photos of its merchandise. These tabs, which are delivered to the consumer as newspaper inserts and marriage-mail drops, have attracted a new and broader base of customers into the stores. Other advertising programs include television and outdoor promotional activities.

     The Company's stores emphasize customer satisfaction to develop customer loyalty and generate repeat sales. If a customer is not completely satisfied with any purchase, the Company's stores will unconditionally make a full refund or exchange. Virtually all sales are for cash, although checks and credit cards are accepted. The Company does not issue its own credit card, but does offer a no-cost, full-refund layaway program. Upon the acquisition of Factory 2-U, the Company discontinued the Factory 2-U credit card. During the fiscal year 1997, management intends to implement the layaway program in the Factory 2-U stores. The layaway program is an important means for the Company's customers, many of whom do not possess credit cards, to purchase goods over time. Layaways account for approximately 10% of the Company's sales.

     Approximately 59% of the Company's sales occur in its third and fourth quarters, during the back-to-school (August and September) and Christmas (November and December) seasons. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Quarterly Results of Operations and Seasonality."

The Stores

     The Company currently operates 138 stores located in seven western states. Stores are primarily located in rural and lower income suburban communities and, to a lesser extent, in metropolitan areas. Most stores are located in strip shopping centers, where occupancy costs are most favorable. As of July 1, 1996, store locations were as follows:

                               Strip
                    State      Center   Downtown  Other  Total
                    -----      ------   --------  -----  -----
                 California      54        13      8      75
                 Arizona         28         4      0      32
                 Washington       3         3      1       7
                 New Mexico       8         0      1       9
                 Nevada           4         0      0       4
                 Oregon           7         0      1       8
                 Texas            2         1      0       3
                                ---        --     --      --
                                106        21     11     138
                                ===        ==     ==    ====

     Family Bargain Center stores range in size from approximately 2,650 square feet to approximately 35,000 square feet, with the average being approximately 11,000 square feet. Factory 2-U stores range in size from approximately 11,000 square feet to 41,000 square feet, averaging approximately 19,000 square feet. Management continually reviews the ability of stores to provide positive contributions to the Company's operating results and may elect to close stores which do not meet performance criteria. Costs associated with closing stores, consisting primarily of the recognition of remaining lease obligations and provisions to reduce assets to net realizable value, are charged to operations during the fiscal year in which the determination is made to close a store.

     The Company's stores typically employ one store manager, two assistant store managers, and seven to ten sales associates, most of whom are part-time employees. New store managers are trained in all aspects of store operations through a Management Training Program on location at stores. The average annual compensation for store managers is approximately $25,000, including a bonus of $2,000. The Company often promotes experienced assistant store managers to fill open manager positions. Other store personnel are trained on site. Training films and seminars are also utilized periodically to cover various topics, including merchandising, loss prevention and customer relations.

     The Company's store employees participate in an employee bonus pool under which they are awarded bonuses upon achieving productivity and efficiency objectives. For the twelve months ended January 27, 1996, approximately 1,168 eligible employees earned an aggregate of approximately $803,000 under the bonus program. The Company believes that the employee bonus program is an important incentive for its employees, helps reduce employee turnover and lowers costs. Employees become eligible to participate in the bonus pool after 90 days of employment.

     Management believes store opening and operating costs are low compared to those of similar retailers due to the selection of low rent store locations, a self-service format, use of basic fixtures and use of part-time employees whenever possible. The Company generally leases previously occupied sites on terms which it believes are more favorable than those available for newly constructed facilities. After signing a store lease, a store opening team prepares the store for opening by installing fixtures, signs, bargain tables, racks, dressing rooms, checkout counters, cash register systems and other items. The district manager and store manager arrange the merchandise according to the standard store layout and train new personnel before and after the store is opened. The Company selects store sites based on demographic analysis of the market area, sales potential, local competition, occupancy expense, operational fit and proximity to existing store locations. Store opening preparations generally take up to two weeks. Typical new store opening expenses for fixtures, leasehold improvements and grand opening are approximately $100,000. The Company's cost for the initial inventory in an average new store is approximately $240,000.

     The Company has an ongoing program to renovate and relocate stores. A store is renovated when management believes that an improvement to the store's physical appearance will enhance sales. Store renovations include installing new fixtures, redesigning layout and refurbishing floors and walls. Renovated stores have historically experienced increased sales, enabling the Company to rapidly recover renovation costs. A store is considered for relocation when a superior location becomes available in its market area. The average expenditure for a store renovation or relocation is $50,000.

     The Company, General Textiles and Factory 2-U maintain commercial liability, fire, theft, business interruption and other insurance policies.


Competition

     The Company operates in a highly competitive marketplace. The Company's stores compete with large discount retail chains such as Wal-Mart, K-Mart, Target and Mervyn's, and with regional off-price chains, such as 50-Off Stores and MacFrugal's, some of which have substantially greater resources than the Company. They also compete with independent and small chain retailers and flea markets (also known as "swap meets") which serve the same low and low-middle income market as the Company. Management believes that the principal competitive factors in the Company's markets are price, quality and site location and that the Company is well positioned to compete on the basis of these factors.

Employees

     As of January 27, 1996, General Textiles and Factory 2-U employed 2,951 persons, consisting of 2,772 store employees and store field management (2,018 were part-time), 126 executives and administrative employees and 53 warehouse employees. The Company also employs 13 people in its New York executive offices who provide strategic and financial planning for the Company and corporate oversight of General Textiles and Factory 2-U.

     None of the Company's employees is subject to any collective bargaining agreements and management considers its relations with its employees to be good.

Trademarks

     Except for the trade names "Family Bargain Center" and "Factory 2-U," which are federally registered trademarks, the Company, General Textiles and Factory 2-U do not utilize any other material trademarks in their business.

Government Regulation

     The Company's operations are subject to various federal, state and local laws, regulations and administrative practices affecting its business, and the Company must comply with provisions regulating various matters, including equal employment and minimum wages. The Company believes that the compliance burdens and risks relating to such laws and regulations do not materially adversely affect the Company.

     Congress has approved legislation to increase the minimum wage established by Federal law. The likely effect of such legislation, if it becomes law, would be to increase the payroll expense associated with certain employees of the Company. While the Company may be able to raise prices to offset any increases in the minimum wage, there is no assurance that it will be able to do so. Nonetheless, should a rise in the minimum wage occur, any increases in payroll expense may be offset in whole or in part by a resulting increase in purchasing power available to certain customers of the Company.

Discontinued Operations

     In January 1992, the Company purchased C-B/Murray Corporation, Inc. ("C-B/Murray") and Mandel-Kahn Industries, Inc. ("Mandel-Kahn"), both wholesale distribution companies, from Bastian Holdings, Inc. ("Bastian Holdings") and Kabushi Investments Limited ("Kabushi") in exchange for a controlling interest in the Company. Bastian Holdings was then owned by Benson A. Selzer, Chairman and a Director of the Company and Kabushi is owned by a trust whose beneficiaries include the children of Joseph Eiger, Executive Vice President and a Director of the Company. As a result of unexpected losses, in November 1992, C-B/Murray filed for Chapter 11 Reorganization and was liquidated. Mandel-Kahn was sold to an affiliate in June 1993 and was liquidated. The Company has no remaining involvement in the distribution business.

     From April 1992 until March 1993, the Company, through its wholly-owned subsidiary, DRS Real Estate, Inc. ("DRE"), was engaged in real estate development. The Company has no remaining involvement in the real estate business.


Properties

     The Company operates 138 retail stores located in California, Arizona, Washington, New Mexico, Oregon, Nevada and Texas, under various operating leases with third parties. The leases are separately negotiated and are not uniform. The store locations include strip centers, downtown business districts, and stand alone sites. Family Bargain Center store sizes range from approximately 2,650 square feet to approximately 35,000 square feet, averaging 11,000 square feet, while Factory 2-U store sizes range from approximately 11,000 square feet to approximately 41,000 square feet, averaging 19,000 square feet. Typical lease terms are for five years with renewal options. Approximately two-thirds of the leases are "triple net leases" under which the Company is required to pay insurance, real estate taxes and maintenance costs. Most stores have a fixed rent, although certain leases require the Company to pay minimum monthly rents and a percentage of sales in excess of a certain sales level. The current annual rent expense for the 138 stores is approximately $12.0 million.

     The headquarters of General Textiles and Factory 2-U is located in a 168,000 square foot facility at 4000 Ruffin Road, San Diego, California. This facility consists of 11,500 square feet of office space, a 6,500 square foot retail store and a 150,000 square foot warehouse and distribution center. This facility is leased for a term of 12 years expiring in September 2005. The lease provides for annual base rent at an average of $606,000 over the lease term.
The 168,000 square feet currently leased includes approximately 59,000 square feet added during March 1996 and incorporated into the original lease on the same terms and conditions as the former lease.

     The executive offices of the Company are located at 315 East 62nd Street, New York, New York in space leased by the Company pursuant to a lease which expires December 31, 1998. The annual base rent under that lease is approximately $184,000.

                                   MANAGEMENT

     The following table sets forth the executive officers and directors of the Company, General Textiles, and Factory 2-U as of July 1, 1996. The Company has a classified Board of Directors, under which its nine members are divided into three classes. The term of office of each Director in a given class expires at the third annual meeting of stockholders following his election. The classification of the Board of Directors was implemented by the Company in 1994 and, accordingly, the initial terms of six of the nine directors were for less than three years.

                                                                    DIRECTOR'S
 NAME                       AGE    PRINCIPAL POSITION              TERM EXPIRES
 ----                       ---    ------------------              ------------

 John A. Selzer             41     Chief Executive Officer,            1996(1)
                                   President, Assistant
                                   Secretary and Director

 William W. Mowbray         56     Chief Financial Officer and         1997
                                   Director; President and Chief
                                   Executive Officer of General
                                   Textiles and Factory 2-U
 Benson A. Selzer           75     Chairman and Director               1997


 Joseph Eiger               65     Vice Chairman, Executive Vice       1996
                                   President, Secretary and
                                   Director

 John J. Borer III          39     Director                            1997

 Edwin C. Nevis             70     Director                            1996(1)

 Francis G. Warburton       67     Director                            1996

 Barton P. Ferris, Jr.      56     Director                            1996(1)

 H. Jurgen Schlichting      59     Director                            1996

 James M. Baker             42     Chief Financial Officer
                                   of
                                   General Textiles and Factory
                                   2-U

 William F. Cass            47     Vice President of Planning
                                   and Logistics of General
                                   Textiles and Factory 2-U

 Denis LeClair              46     Vice President and Divisional
                                   Merchandising Manager of
                                   General Textiles and Factory
                                   2-U
 Mary McNabb                47     Senior Vice President and
                                   General Merchandising Manager
                                   of General Textiles and
                                   Factory 2-U



























     --------------------

     (1) Although the terms of Messrs. J. Selzer, Nevis and Ferris were through 1995, in the absence of an annual meeting and their re-election or replacement, they have remained as directors until re-elected or replaced at the 1996 Annual Meeting of Shareholders, which the Company intends to hold in the Fall of 1996.

     The business experience of each of the directors and executive officers is as follows:

     JOHN A. SELZER, Chief Executive Officer, President and Director. For more than the past five years, Mr. Selzer has been engaged in merchant and investment banking and corporate management activities. His activities have concentrated on situations involving financially and/or operationally troubled companies. He has been a Director of the Company since January 1992, its Chief Executive Officer since March 1992, and its President since January 1993. He has been a Director of General Textiles since its acquisition in July 1992 (at which time it filed for Chapter 11 Reorganization and emerged from Chapter 11 Reorganization on May 28, 1993). He served as Secretary and a Director of Tyco Toys, Inc. ("Tyco"), a publicly held company, from December 1988 until July 1991. Mr. Selzer served in various capacities as an officer and director of the following companies or their affiliates, in addition to General Textiles, which filed for Chapter 11 Reorganization within the past five years: C-B/Murray Corporation, Inc. ("C/B Murray"), Mandel-Kahn, American Specialty Equipment Corp. ("American Specialty"), and Canadian's Corp. John A. Selzer is the son of Benson A. Selzer.

     WILLIAM W. MOWBRAY, Chief Financial Officer and Director of the Company and President and Chief Executive Officer of General Textiles and Factory 2-U. Mr. Mowbray has served as Chief Financial Officer of the Company since May 1994 and as a Director since November 1995. Mr. Mowbray has served as President and Chief Executive Officer of General Textiles since June 1995. Prior to being named President of General Textiles, he served as Executive Vice President and Chief Financial Officer of General Textiles since July 1991. General Textiles filed for Chapter 11 Reorganization in July 1992 and emerged from Chapter 11 Reorganization on May 28, 1993. Prior to joining General Textiles, Mr. Mowbray was employed from July 1990 to July 1991 as Chief Financial and Operating Officer for Casfam, Inc., an off-price lingerie retailer. From June 1986 through June 1990, he was an independent management consultant to retail clients. From November 1981 to June 1986, Mr. Mowbray was Senior Vice President and Chief Financial Officer of Clothestime, Inc.

     BENSON A. SELZER, Chairman and Director. Mr. Selzer has for more than the past five years been engaged in merchant and investment banking and corporate management activities. His activities have concentrated on situations involving financially and/or operationally troubled companies. He has been Chairman and a Director of the Company since January 1992. He has been a Director of General Textiles since its acquisition in July 1992 (at which time it filed for Chapter 11 Reorganization and emerged from Chapter 11 Reorganization on May 28, 1993). He was Chairman of the Board and a Director of Tyco from September 1988 until July 1991. Mr. Selzer served in various capacities as an officer and director of the following companies or their affiliates, in addition to General Textiles, which filed for Chapter 11 Reorganization within the past five years:
C-B/Murray, American Specialty, and Canadian's Corp. Benson A. Selzer is the father of John A. Selzer. Benson A. Selzer and Joseph Eiger have been business associates in a number of business ventures during the past 20 years.

     JOSEPH EIGER, Vice Chairman, Executive Vice President and Director. Mr. Eiger has been engaged, for more than the past five years, as a corporate manager and entrepreneur who has been involved in numerous acquisitions, divestitures and financings. His activities have concentrated on situations involving financially and/or operationally troubled companies. He has been Vice Chairman, Executive Vice President and a Director of the Company since January 1992. He has been a Director of General Textiles since its acquisition in July 1992 (at which time it filed for Chapter 11 Reorganization and emerged from Chapter 11 Reorganization on May 28, 1993). Mr. Eiger served in various capacities as an officer and director of the following companies or their affiliates, in addition to General Textiles, which filed for Chapter 11 Reorganization within the past five years: C-B/Murray, American Specialty and Canadian's Corp.

     JOHN J. BORER III has been a Director of the Company since July 1994.
Since October 1991, Mr. Borer has been a Managing Director of Rodman & Renshaw, Inc., one of the Representatives of the Underwriters of the Debenture Offering and the representative of the Underwriters of the 1994 Preferred Stock Offering. Prior to October 1991, Mr. Borer was a Senior Vice President of Security Pacific Business Credit Inc.

     EDWIN C. NEVIS has been a Director of the Company since July 1994. Since 1991, Dr. Nevis has been the Director of Special Studies, Organizational Learning Center Systems Dynamics Group, at the Sloan School of Management at the Massachusetts Institute of Technology. From 1986 to 1991, Dr. Nevis was the Director of Executive Program Development at the Sloan School of Management. Since 1969, Dr. Nevis has also been President of Wellfleet House, Inc., a management education and development and organization development consulting firm. Dr. Nevis received his Ph.D in Industrial and Organizational Psychology from Western Reserve University in 1954.

     FRANCIS G. WARBURTON, Director. Mr. Warburton has been a Director of the Company since March 1992 and a Director of General Textiles since February 1994. He served as a Director of Nasta International Inc. from May 1987 until September 1990. He has been President of Warburton & Associates, Inc., a consulting firm specializing in mergers and acquisitions, since December 1985.

     BARTON P. FERRIS, JR. has been a Director of the Company since July 1994. Since October 1995, Mr. Ferris has been a Managing Director of Commonwealth Associates, an investment banking firm which was the Placement Agent for the 1996 Preferred Stock Offering. From 1990 to October 1995, Mr. Ferris was a Managing Director of Lepercq, De Neuflize & Co. Incorporated, a merchant banking firm, and a member of its Board of Directors. Mr. Ferris is presently a Director of Ronson Corporation.

     H. JURGEN SCHLICHTING has been a Director of the Company since November 1995. From 1986 to 1993, Mr. Schlichting served as Managing Director and Chief Executive - North America for Westdeutsche Landesbank. Mr. Schlichting also serves as a strategic and financial advisor to the Company pursuant to an Advisory Agreement dated November 1, 1995 which expires in November 1996.

     JAMES M. BAKER has been the Chief Financial Officer of General Textiles since November, 1995 and of Factory 2-U since its acquisition by the Company in November 1995. Mr. Baker joined General Textiles in May 1991 and served as Director of Budgeting and Planning responsible for budgeting, warehousing, loss prevention, inventory control and administration. Prior to joining General Textiles, Mr. Baker was Controller for Oshman's Sporting Goods.

     WILLIAM F. CASS, has been Vice President of Planning & Logistics of General Textiles and Factory 2-U since March 1996. Prior to joining the Company Mr. Cass held positions of Managing Director and Director of New Business Development for Clothestime and also served in the capacity of Senior Vice President of Merchandising. Mr. Cass has over 25 years of retail experience in Merchandising, Planning, Distribution and General Management.

     DENIS LeCLAIR, Vice President and Divisional Merchandising Manager of General Textiles and Factory 2-U, joined General Textiles in 1991 as a buyer and since 1992 has held his current position. Mr. LeClair has over 25 years of experience in retail and has served in various buying and merchandise management positions for several department store and specialty chains.

     MARY McNABB, Senior Vice President and General Merchandising Manager of General Textiles and Factory 2-U, joined General Textiles in 1990 and before then was employed by One Price Clothing. Ms. McNabb has over 26 years of experience in retail buying and merchandising.

Recent Developments in Management Compensation

     In May, 1996, the Company adopted certain additions and changes to its management compensation arrangements, including among other things (i) grants of additional stock options; (ii) changes to the terms of the employment agreements with senior management; (iii) adoption of a stock appreciation bonus program as additional incentive to senior management; and (iv) adoption of an executive split dollar life insurance plan and a supplemental executive retirement plan:

     Management Options. The Company granted options to acquire 1,750,000 shares of Common Stock to directors, officers and other management. The exercise price of the options is $3.64 per share of Common Stock; the options vest 20% per year over five years commencing May 13, 1997 and are exercisable until five years after vesting. If a participant retires while employed by the Company, vesting will accelerate with respect to all unvested options granted to such participant.

     Employment Agreements and Other Compensation. The employment agreements of Benson A. Selzer, Joseph Eiger and William W. Mowbray were amended to (i) increase the automatic annual renewal period from three to five years,
(ii) increase the eligibility of the bonus provisions for senior officers to 100% of base salary from 70% and (iii) provide for certain payments upon the death or disability of the executive. In addition, John A. Selzer's employment agreement was similarly amended to increase the automatic annual renewal period to five years and to increase the bonus eligibility to 100% of base salary.

     The Company entered into an employment agreement with William W. Mowbray replacing his previous employment agreement with General Textiles, providing for a term expiring on August 1, 2000, subject to automatic one year extensions each August unless terminated by either party. Under the agreement, Mr. Mowbray receives an adjusted base salary of $321,000 per year subject to an annual increase of 5% plus any increase in the Consumer Price Index.

     Upon Benson A. Selzer, Joseph Eiger, or William W. Mowbray reaching the ages of 78, 70 and 65, respectively, they will be entitled to enter into a consulting agreement with the Company which will run for five years providing for compensation based on 50% of the annual average of all compensation received by the consultant for the three years prior to the consultancy, but not to exceed $250,000 per annum per participant. Upon the death or disability of the executive, he or his estate will be paid an amount equal to the greater of
(a) the amount of compensation that the executive would have been entitled to receive under the consulting agreement for the 12 months commencing on the date of such death or disability, or (b) the annual bonus payment that the executive would have been entitled to receive under his employment agreement for the fiscal year in which such death or disability occurs (on a prorated basis).

     Stock Appreciation Bonus. The stock appreciation bonus plan for senior management provides for a bonus payable at the conclusion of every two fiscal years, with the first period commencing January 23, 1996 and concluding on January 31, 1998. The bonus will be payable in Common Stock based on the increase in the market value (based on the closing price) of the Common Stock between the opening day of the period and the last day of the period. Benson A. Selzer and Joseph Eiger will each receive a bonus equal to 2.2% of the increase and William W. Mowbray and John A. Selzer will receive a bonus equal to 1.6% and 1%, respectively, of the increase. The bonus will be payable in unregistered Common Stock. To be eligible for this bonus, the participant must be employed under an employment agreement with the Company on the last day of the bonus period (except in the event of a change of control, in which case the bonus will be calculable and payable as of the consummation of such event).

     Life Insurance and Retirement Plans. The executive split dollar life insurance plan and supplemental executive retirement plan provides for $1.5 million split dollar life insurance policies to be purchased on the lives of Benson A. Selzer, Joseph Eiger, John A. Selzer and William W. Mowbray. The Company will pay aggregate annual premiums not to exceed $500,000 per year under these policies for a period of eight years. The Company will recover the premium payments from the cash value in the policies at the end of 20 years or at the death of the insured if earlier.

     The supplemental executive retirement plan for Benson A. Selzer, Joseph Eiger and William W. Mowbray provides for an annual retirement income payment of $200,000 for life plus one year, with the first payment occurring no sooner than the later of (i) December 31, 2003 and (ii) five years after the retirement of the beneficiary (at which time such person's consulting agreement with the Company shall have expired). Vesting will be at the rate of 20% ($40,000 of the annual benefit) per year commencing on the first anniversary of the adoption of the plan; however, if the executive is employed under an employment agreement as of his retirement date, he will become fully vested at that time.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

     The Company is authorized to issue up to 80,000,000 shares of Common Stock, $.01 par value per share. On July 30, 1996, there were 4,696,037 shares of Common Stock issued and outstanding. All shares of Common Stock have equal voting rights and have one vote per share on all matters to be voted upon by stockholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and nonassessable shares. Cumulative voting in the election of directors is not allowed, which means that subject to the limited voting rights of the holders of the Series A Preferred Stock, the holders of a majority of the outstanding shares represented at any meeting at which a quorum is present will be able to elect all the directors then subject to election if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. On liquidation of the Company, each holder of Common Stock is entitled to receive a pro rata share of the Company's assets, if any, available for distribution to holders of Common Stock after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any of the Company's Preferred Stock that may be outstanding at that time. All outstanding shares of Common Stock are, and all shares of Common Stock issued on conversion of Series A Preferred Stock will be, fully paid and nonassessable.


Preferred Stock

     The Company is authorized to issue 7,500,000 shares of Series A Preferred Stock, $.01 par value per share, and has authorized the issuance of up to 4,500,000 shares of Series A Preferred Stock and 25,000 shares of Series A Junior Participating Preferred Stock (the "Junior Preferred"). The only outstanding shares of Preferred Stock of the Company as of July 30, 1996 were 3,727,415 shares of Series A Preferred Stock, not including 153,846 shares of Series A Preferred Stock which have been pledged by the Company to secure certain obligations of the Company under the Mandel-Kahn Settlement and which the Company has agreed to sell to non-affiliates by September 30, 1996 for an aggregate purchase price of $807,690. The proceeds of this sale will be used to satisfy the obligation which they secure.

Series A Preferred Stock

     In accordance with the Company's Restated Certificate of Incorporation, the issuance of 4,500,000 shares of Series A Convertible Preferred Stock, par value $.01 per share, has been authorized by resolutions adopted by the Board of Directors and set forth in a Certificate of Designations of Series A Convertible Preferred Stock, which has been filed with the Secretary of State of the State of Delaware and contains the designations, rights, powers, preferences, qualifications and limitations of the Series A Convertible Preferred Stock. All of the outstanding shares of Series A Convertible Preferred Stock are fully paid and non-assessable and, upon issuance, the shares of Series A Convertible Preferred Stock offered hereby will be fully paid and non-assessable.

     The following is a summary of the terms of the Series A Convertible Preferred Stock. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, the Certificate of Designations filed with the Secretary of State of the State of Delaware amending the Company's Restated Certificate of Incorporation and setting forth the rights, preferences and limitations of the Series A Convertible Preferred Stock.

     Dividends

     The holders of the Series A Convertible Preferred Stock are entitled to receive when, as and if declared by the Board of Directors out of funds legally available as prescribed by statute, cumulative dividends at the rate of $.95 per share per year, payable quarterly on July 31, October 31, the last Friday of January of each year, and April 30 to the holders of record as of a date not more than 30 days prior to the dividend payment date, as may be fixed by the Board of Directors. Dividends on the Series A Convertible Preferred Stock will accrue from the date of original issuance to a stockholder. The Company has paid each quarterly dividend in full since the original issuance of Series A Convertible Preferred Stock in July 1994.

     No dividends may be paid on any shares of capital stock ranking junior to the Series A Convertible Preferred Stock as to dividends (including Common Stock) unless and until all accumulated and unpaid dividends on the Series A Convertible Preferred Stock have been declared and paid in full.

     Conversion

     At the option of the holder thereof, each share of Series A Convertible Preferred Stock is, by its terms, convertible at any time on or after the date of issuance and prior to redemption, at the option of the holder thereof, into that number of shares equal to the adjusted conversion price (currently $3.6396) divided by the liquidation preference per share of Series A Convertible Preferred Stock ($10.00). Accordingly, at this time each share of Series A Convertible Preferred Stock is convertible into 2.748 shares of Common Stock. The Conversion Price (and, correspondingly, the number of shares of Common Stock into which shares of the Series A Convertible Preferred Stock can be converted) is subject to further adjustment from time to time in the event of (i) the issuance of Common Stock as a dividend or distribution on any class of capital stock of the Company, (ii) the combination, subdivision or reclassification of the Common Stock, (iii) the distribution to all holders of Common Stock of evidences of the Company's indebtedness or assets (including securities, but excluding cash dividends or distributions paid out of earned surplus), or (iv) the sale of Common Stock at a price, or the issuance of options, warrants or convertible securities with an exercise or conversion price per share less than the higher of the then current Conversion Price or the then current market price (as defined) of the Common Stock (except in connection with the exercise of options or warrants outstanding on the date of this Memorandum and, subject to the restrictions on stock option issuances otherwise described herein, options thereafter granted to employees or officers). No adjustment in the Conversion Price will be required until cumulative adjustments require an adjustment of at least 3% of the Conversion Price, as adjusted. In addition, if the Company fails to declare and pay dividends on the Series A Convertible Preferred Stock within 90 days after a quarterly dividend payment date, the Conversion Price will be reduced by $.50 per share in each instance, but shall not be reduced below the par value of the Common Stock. No fractional shares will be issued upon conversion, but any fractions will be paid in cash on the basis of the then current market price of the Common Stock. Payment of accumulated and unpaid dividends will be made upon conversion to the extent of legally available funds as prescribed by statute. The right to convert the Series A Convertible Preferred Stock will terminate on the date fixed for redemption.

     Redemption

     The Company may, at its option, redeem all, but not less than all, of the shares of Series A Convertible Preferred Stock upon 30 days written notice at any time on or after July 21, 1997, at a redemption price of $10.00 per share, plus accumulated and unpaid dividends, provided the closing sale price of the Common Stock as quoted by the NASDAQ National Market or NASDAQ SmallCap Market, as applicable, or, if not traded thereon, the high bid price as reported by NASDAQ or, if not quoted thereon, the high bid price in the National Quotation Bureau sheet listing of the Common Stock for 20 consecutive trading days ending no more than 10 days prior to the date of notice of the call for redemption is given is at least 137.5% of the Conversion Price then in effect. In addition, on or after July 21, 1998, the Company may redeem all or any portion of the shares of Series A Convertible Preferred Stock at the following per share prices during the 12-month period beginning July 21:

                 Year              Redemption Price
                 ----              ----------------

               1998-1999           $10.70
               1999-2001           $10.50
               2001-2003           $10.30
               2003-thereafter     $10.00

     If fewer than all of the outstanding shares of Series A Convertible Preferred Stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot or in such other manner as prescribed by the Company's Board of Directors.

     Notice of redemption must be mailed to each holder of Series A Convertible Preferred Stock to be redeemed at such holder's last address as it appears upon the Company's registry books at least 30 days prior to the record date of such redemption. On and after the redemption date, dividends will cease to accumulate on shares of Series A Convertible Preferred Stock called for redemption.

     On or after the redemption date, holders of shares of Series A Convertible Preferred Stock which have been redeemed shall surrender their certificates rep-resenting such shares to the Company at its principal place of business or as otherwise specified and thereupon the redemption price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof; provided, that a holder of Series A Convertible Preferred Stock may elect to convert such shares into Common Stock at any time prior to the date fixed for redemption. If fewer than all of the shares represented by any such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

     From and after the redemption date, all rights of the holders of such shares shall cease with respect to such shares (except the right to receive the redemption price) and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

     Voting Rights

     The holders of the Series A Convertible Preferred Stock are not entitled to vote, except as set forth below and as provided by applicable law. Holders of the Series A Convertible Preferred Stock will not have voting rights except (i) with respect to the creation, authorization or issuance of capital stock ranking senior or in parity with the Series A Convertible Preferred Stock and with respect to certain amendments to the Company's Restated Certificate of Incorpo-ration, (ii) if the Company shall have failed to declare and pay in full the dividends accumulated on the Series A Convertible Preferred Stock for any four quarterly dividend payment periods, in which case holders shall have the right to vote on all matters submitted for vote to stockholders, including the election of the members of the Board of Directors until such time as accumulated dividends have been paid in full, (iii) in connection with a consolidation into or merger with any corporation, firm or entity, unless (a) the Company is the surviving entity and there is no conversion, exchange or other change of all or any portion of the Common Stock into cash, securities or other property in connection therewith or (b) the merger or consolidation is into a subsidiary of the Company in which there is an exchange of the Common Stock for common stock of the subsidiary of the Company and no other consideration is received in connection therewith, (iv) in connection with any sale, lease or other disposi-tion of all or substantially all of the Company's assets, and (v) as otherwise required by law. In matters in which they are entitled to vote, the holders of the Series A Convertible Preferred Stock shall be entitled to one vote per share and shall vote together as a single class with holders of Common Stock; except that the holders of the Series A Convertible Preferred shall vote separately as a single class with respect to votes pursuant to clause (i) above and otherwise as required by law.

     Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company before any payment or distribution of the assets of the Company (whether capital, surplus or earnings), or the proceeds thereof, may be made or set apart for the holders of Common Stock or any stock ranking junior to the Series A Convertible Preferred Stock as to liquidation, the holders of Series A Convertible Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, a liquidating distribution of $10.00 per share, plus any accumulated and unpaid dividends. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Convertible Preferred Stock will have no right or claim to any of the remaining assets of the Company. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the assets of the Company are insufficient to make the full payment of $10.00 per share, plus all accumulated and unpaid dividends on the Series A Convertible Preferred Stock and similar payments on any other class of stock ranking on a parity with the Series A Convertible Preferred Stock upon liquidation, then the holders of the Series A Convertible Preferred Stock and such other shares will share ratably in any such distribution of the Company's assets in proportion to the full respective distribution amounts to which they are entitled. Neither the sale of all or substantially all the property or business of the Company, nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation, or winding up, voluntary or involuntary, of the Company.

     Miscellaneous

     The Company is not subject to any mandatory redemption or sinking fund provisions with respect to the Series A Convertible Preferred Stock. The holders of Series A Convertible Preferred Stock are not entitled to preemptive rights to subscribe for or to purchase any shares or securities of any class which may at any time be issued, sold or offered for sale by the Company. Shares of Series A Convertible Preferred Stock redeemed or otherwise reacquired by the Company shall be retired by the Company and shall be unavailable for subsequent issuance.


Options and Warrants

     As of July 30, 1996, there were outstanding 2,571,500 Redeemable Class D Common Stock Purchase Warrants (assuming the separation of the 4,200 warrants not yet separated from the Units in which they were originally issued) ("Class D Warrants"). Each Class D Warrant entitles the holder to purchase one-sixth of one share of Common Stock at a price of $15.00 per share of Common Stock at any time until September 15, 1996 (unless earlier redeemed by the Company).

     The Class D Warrants are redeemable by the Company at a redemption price of $.06 per Warrant, upon 30 days notice given at any time if the last sale price per share of the Common Stock for 20 consecutive trading days ending not more than 10 days prior to the date notice of redemption is given equals or exceeds 120% of the exercise purchase price therefor (i.e., $18.00). If the Company gives a redemption notice, a holder would be forced either to exercise his Warrant within 30 days of the notice of redemption or accept the redemption price.

     In addition, as of July 30, 1996, there were outstanding 298,925 additional warrants (collectively with the Class D Warrants, the "Warrants") of the Company expiring between July 1996 and December 1998 at exercise prices ranging from $9.00 to $16.20 per share; 15,000 warrants expiring in 1998 may be exercised at the market price of the Company's Common Stock at the time such warrants are exercised.

     The Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price in certain events, such as stock dividends and distributions, stock splits and recapitalizations. The holder of a Warrant will not possess any rights as a stockholder of the Company unless and until such holder exercises the Warrant.

     In addition, as of July 30, 1996, options to purchase up to 844,918 shares of Common Stock have been granted to officers, directors and employees of the Company and the Operating Subsidiaries and are outstanding and vested (or will vest within three months of the date of this Prospectus). Options to purchase an additional 1,764,668 shares of Common Stock have been granted but do not vest until between May 1997 and May 2001. All but 64,584 of the options (which have higher exercise prices) have exercise prices of between $1.375 and $3.64 per share of Common Stock.


Shareholders' Rights Plan

     In December 1995, the Company distributed a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock of the Company. All shares of Common Stock issued between that date and November 27, 2000 (or an earlier Distribution Date, as defined) (including Shares of Common Stock issued upon conversion of Debentures) will be accompanied by Rights. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Junior Preferred at a price of $9.00 per one one-thousandth of a Junior Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), between the Company and Corporate Stock Transfer, Inc. (the "Rights Agent").

     Currently, the Rights are included in the certificates representing outstanding shares of Common Stock, and no separate Right Certificates (as hereinafter defined) have been distributed. The Rights will separate from the Common Stock on the earliest to occur of (i) the first date of public announcement that a person or "group" has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 business days (or such later date as the Board may determine) following a person's or group's ("Acquiring Person") commencement of, or announcement of an intention to commence, a tender offer or exchange offer for 15% or more of the outstanding shares of Common Stock (the earliest of such dates being called the "Distribution Date"). The first date of public announcement that a person or group has become an Acquiring Person is the "Shares Acquisition Date."

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of a summary of rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York City time, on November 27, 2000, unless earlier redeemed by the Company as described below.

     In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer), each holder of a Right will have (subject to the terms of the Rights Agreement) the right (the "Flip-in Right") to receive upon exercise the number of shares of Common Stock, or, in the discretion of the Board of Directors, one one-thousandths of a Junior Preferred Share (or, in certain circumstances, other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "Permitted Offer" is a tender or exchange offer for all outstanding Common Stock which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a majority of Disinterested Directors (as defined) to be adequate and otherwise in the best interests of the Company, its stockholders and its other relevant constituencies.

     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate, if in such transaction all holders of Common Stock are not treated alike, then each holder of a Right (except for voided Rights) shall have the right (the "Flip-Over Right") to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

     The Purchase Price payable, and the number of one-thousandths of a Junior Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain events to prevent dilution.

     Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1000 times the dividend declared per Common Stock. In the event of liquidation, the holders of Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share; thereafter, and after the holders of the Common Stock receive a liquidation payment of $0.001 per share, holders of the Junior Preferred Shares and the holders of the Common Stock will share the remaining assets in the ratio of one thousand to 1 (as adjusted) for each Junior Preferred Share and share of Common Stock so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each Junior Preferred Share will be entitled to receive one thousand times the amount received per share of Common Stock.

     The Company has the right to redeem the Rights at any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and, in addition, under certain circumstances, after the triggering of the Flip-in Right.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the company, including, without limitation, the right to vote or to receive dividends . While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.


Section 203 of the Delaware General Corporation Law

     Section 203 of the Delaware General Corporation law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless
(i) prior to such date the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the Board of Directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the Board of Directors and by the affirmative vote of at least 66-2/3 % of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person, who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

Transfer Agent, Registrar And Warrant Agent

     Corporate Stock Transfer, Inc., 370 Seventeenth Street, Suite 2350, Denver, Colorado 80202, is transfer agent and registrar for the Common Stock and the Series A Preferred Stock.

                              SELLING SHAREHOLDERS

     The following table provides certain information with respect to the shares of Series A Preferred Stock held by each Selling Shareholder as of July 30, 1996 and assuming the completion of the Debenture Offering. Except as otherwise noted, none of the Selling Shareholders has held any position, office, or material relationship with the Company or any of its affiliates within the past three years other than as a result of his or its ownership of Series A Preferred Stock. Except as otherwise noted, all of the Selling Shareholder Shares are registered for sale pursuant to this Prospectus. However, the Selling Shareholders are under no obligation to sell all or any portion of the Selling Shareholder Shares. The Selling Shareholders have agreed not to sell, assign, transfer or otherwise dispose or pledge, hypothecate, grant a security interest in or otherwise encumber the Selling Shareholder Shares for a period of two years after their acquisition by the Selling Shareholders, except with the prior written consent of the Company. The Company will not receive any proceeds from any sales of the Selling Shareholder Shares. See "Plan of Distribution."


                         Shares of Common Stock  No. Shares of
                                 Owned          Common Stock to     Shares of Common Stock Owned
                          Beneficially Prior to    be Offered       Beneficially After Debenture
Selling Shareholder      Debenture Offering (1) Pursuant to this            Offering (1)
- -------------------
                           Number    Percentage    Prospectus
                                                                         Number         Percentage
                           -------   ----------    ----------            ------         ----------
Morgana Holdings Inc.(2)   211,384      1.3%        211,384                  211,384        0.8%
L'Ancresse Holdings
Ltd.(2)                    211,384      1.3%        211,384                  211,384        0.8%
Total                      422,769      2.7%        422,769                  422,769        1.6%



(1) Figures are post-Debenture Offering completion assuming the sale of $40.0 million of Debentures and assuming a conversion price (which has yet to be determined) equal to the conversion price of the Series A Preferred Stock.

(2) Assumes the private sale, pursuant to the Stock Purchase Agreement, dated as of June 28, 1996, between the Company and Morgana Holdings Inc. ("Morgana") and L'Ancresse Holdings Ltd. ("L'Ancresse"), of the Selling Shareholder Shares, which are currently held by Wynne & Maney, as Trustee for Joel Mandel. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION


     The Selling Shareholder Shares offered pursuant to this Prospectus are being offered on behalf of the Selling Shareholders. The Selling Shareholder Shares were issued to an escrow agent to secure the recovery of an award in connection with the settlement of a lawsuit (the "Mandel-Kahn Settlement"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pursuant to the Mandel-Kahn Settlement, the Company is required to use its best efforts to register the Selling Shareholder Shares for resale to the public and is permitted to sell such shares. The Company has entered into a Stock Purchase Agreement, dated as of June 28, 1996 (the "Stock Purchase Agreement"), pursuant to which the Selling Shareholder Shares are being privately sold, on or before September 30, 1996, to the Selling Shareholders. The proceeds of this sale, totaling $807,691, will be applied to reduce the remaining obligation of approximately $965,000 which is currently secured by the Selling Shareholder Shares. The Company will not receive any proceeds from the sale of the Selling Shareholder Shares.

     Pursuant to the Stock Purchase Agreement, the Selling Shareholders have agreed not to sell, assign, transfer or otherwise dispose or pledge, hypothecate, grant a security interest in or otherwise encumber the Selling Shareholder Shares for a period of two years after their acquisition by the Selling Shareholders, except with the prior written consent of the Company.

     The sale of the Selling Shareholder Shares by the Selling Shareholders may be effected in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale. The Selling Shareholder Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Selling Shareholder Shares directly to purchasers or through underwriters or broker-dealers who may act as agents or principals. Such underwriters and broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Selling Shareholder Shares for whom such underwriters or broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular underwriter or broker-dealer may be in excess of customary compensation). Introducing brokers may act as broker-dealer on behalf of one or more of the Selling Shareholders in connection with the offering of certain of the Selling Shareholder Shares by Selling Shareholders.
A Selling Shareholder and any underwriter or broker-dealer who acts in connection with the sale of the Selling Shareholder Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on any resale of the Selling Shareholder Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Selling Shareholder Shares may not simultaneously engage in market making activities with respect to such Selling Shareholder Shares for a period of nine business days prior to the commencement of such distribution, except under certain limited circumstances. In addition to, and without limiting the foregoing, the Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and rules and regulations thereunder, including without limitation, rules 10b-2, 10b-6 and 10b-7 which provisions may limit the timing of purchases and sales of any of the Selling Shareholder Shares by the Selling Shareholders and any other such shareholders.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a brief description of certain federal income tax con-sequences applicable under current law to purchasers of the Series A Convertible Preferred Stock. This discussion is only a summary and is not intended as a substitute for careful tax planning. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated by the U.S. Department of the Treasury ("Treasury Regulations"), and Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes could be retroactively applied in a manner that could adversely affect a holder of the Series A Convertible Preferred Stock. The discussion does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, particular purchasers, and it does not deal with state, local or foreign income or other tax laws. Certain holders (including financial institutions, tax-exempt organizations, broker-dealers, insurance companies, and foreign individuals and entities) may be subject to special rules not discussed below. The discussion assumes that purchasers of the Series A Convertible Preferred Stock will hold the Series A Convertible Preferred Stock as a capital asset within the meaning of Section 1221 of the Code. Persons considering the purchase of the Series A Convertible Preferred Stock should consult their own tax advisors with respect to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Dividends

     Distributions with respect to the Series A Convertible Preferred Stock will be treated as dividends and taxable as ordinary income to the extent that the distributions are made out of either the Company's (i) current or (ii) accumulated earnings and profits. To the extent that a distribution is not made out of the Company's current or accumulated earnings and profits, the distribution will first constitute a non-taxable return of capital reducing the holder's adjusted tax basis in the shares of Series A Convertible Preferred Stock held and then, to the extent the distribution exceeds such basis, will result in a gain from the sale or exchange of such stock.

     In calculating their taxable income, corporate stockholders will generally be eligible to claim a dividend received deduction (currently 70% of the amount of the dividend for most corporate stockholders) with respect to distributions that are treated as dividends on the Series A Convertible Preferred Stock. However, complex rules apply which may cause disallowance or limitation of the dividends received deduction under circumstances described in the Code. In addition, in computing the alternative minimum tax, corporation stockholders may be required to make certain adjustments in calculating their alternative minimum taxable income. Corporate stockholders should consult their own tax advisors as to the possible application of these provisions.

     The basis of stock that has been held by a corporate stockholder for not more than two years is reduced (but not below zero) by the non-tax portion of any "extraordinary dividend" received with respect to such stock. Moreover, the amount of any non-taxed portion of an extraordinary dividend that does not reduce basis (by reason of the limitation on reducing basis below zero) will be recognized as gain on any sale or exchange of the stock. In determining whether a holder satisfies the holding period requirement, the length of the holding period is determined as of the date that the issuer declares, announces or agrees to the payment or the amount of a dividend, which ever is the earliest.

     Generally, an extraordinary dividend on preferred stock is a dividend that
(i) equals or exceeds 5% of the holder's basis in the stock (treating all dividends having ex-dividend dates within an 85-day period as a single dividend) or (ii) exceeds 20% of the holder's basis in the stock (treating all dividends having ex-dividend dates within a 365-day period as a single dividend). If the holder is able to establish, to the satisfaction of the IRS, the fair market value of the preferred stock as of the day before the ex-dividend date, the holder may elect to substitute such a fair market value for the holder's basis in applying these tests. In addition, if either (i) the fair market value of the preferred stock on the issuance date is greater than the liquidation rights or the stated redemption price or (ii) the preferred stock when issued has a dividend rate which declines (or can reasonably be expected to decline) in the future, any dividend distribution with respect to such stock may be treated as an extraordinary dividend without regard to the period the taxpayer held the stock.

Adjustment of Conversion Price

     Section 305 of the Code and applicable Treasury Regulations also provide that under certain circumstances, adjustments in the conversion price of convertible stock and other similar transactions (including the failure to adjust the conversion rate) may be treated as constructive distributions of stock taxable as a dividend if (i) as a result, the proportionate interest of the holder of such convertible preferred stock in the assets or earnings and profits of the issuer is increased and (ii) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. The operation of the conversion price adjustment provisions of the Series A Convertible Preferred Stock may fit within these parameters, and accordingly the holder thereof would be deemed to have received a constructive distribution that may be taxable as a dividend, notwithstanding the fact that the holders of the Series A Convertible Preferred Stock do not actually receive cash or property.

Redemption Premium

     Except as otherwise provided, Section 305 of the Code requires a holder of preferred stock to include a "redemption premium," if any, in income over a period of years. Redemption premium is the excess of the redemption price of preferred stock over the stock's issue price. This excess amount is treated as a constructive distribution of additional stock to the holder of preferred stock and is deemed to be distributed (and includable in the holder's income under principles similar to those under Section 1272(a) of the Code) on an economic accrual basis over the period of time that the stock is not callable by the issuer. However, if the redemption price is "reasonable," a constructive distribution is not deemed to occur.

     In the case of preferred stock that is callable at the option of the issuer, but is neither (i) subject to a mandatory redemption or (ii) puttable by the holder, the reasonableness of the redemption premium is determined pursuant to Treasury Regulations promulgated under Section 305 of the Code. Pursuant to those regulations, a redemption premium will be considered reasonable, if it is in the nature of a penalty for a premature redemption of the Series A Convertible Preferred Stock and if it does not exceed the amount the issuer would be required to pay for the right to make such premature redemption under market conditions existing at the time of issuance. The Treasury Regulations promulgated under Section 305 of the Code also provide as a safe harbor that a redemption premium not in excess of 10% of the issue price of preferred stock which is not redeemable for five years from the date of issuance is considered reasonable. Because the Series A Convertible Preferred Stock is callable within five years from the date of issuance, this safe harbor will not be available. Therefore, if the redemption price of the Series A Convertible Preferred Stock exceeds its issue price, the Series A Convertible Preferred Stock may be treated as having been issued with an unreasonable redemption premium. As a result, a holder may be required to include in gross income on an economic accrual basis the redemption premium for the period between the date the Series A Convertible Preferred Stock is issued and the date the Series A Convertible Preferred Stock is first callable by the Company.

Conversion

     Conversion of the Series A Convertible Preferred Stock into Common Stock generally will not result in the recognition of gain or loss (except with respect to cash received in lieu of fractional shares). The holder's adjusted tax basis in the Common Stock received upon conversion would be equal to the holder's tax basis in the shares of Series A Convertible Preferred Stock converted, reduced by the portion of such basis allocable to the fractional share interest exchanged for cash. The holding period for the Common Stock received upon conversion would include the holding period of the Series A Convertible Preferred Stock converted.

Sale, Exchange or Redemption

     Upon the sale or exchange of the Series A Convertible Preferred Stock or the Common Stock into which it is converted, the holder will recognize gain or loss equal to the difference between the amount realized and his or her tax basis in the Series A Convertible Preferred Stock or the Common Stock into which it is converted. The resulting gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the Series A Convertible Preferred Stock or the Common Stock into which it is converted was held for more than one year. A redemption of shares of Series A Convertible Preferred Stock will be taxable as a sale or exchange if the redemption (i) results in a "complete termination" of the holder's stock interest in the Company under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder under Section 302(b) of the Code, (iii) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code, or (iv) is from a non-corporate holder in partial liquidation of the Company under Section 302(b)(4) of the Code. In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of the constructive ownership rules set forth in Section 318 of the Code (pursuant to which a holder will be deemed to own shares owned by certain related individuals and entities or shares subject to an option), as well as the shares actually owned, would generally be taken into account. If the redemption of shares of Series A Convertible Preferred Stock for cash satisfies any of the above Section 302 tests with respect to a holder, such holder will recognize gain or loss based on the difference between the amount of cash received and the holder's tax basis in the redeemed shares. If the redemption does not satisfy any of the Section 302 tests, the gross pro-ceeds will be treated as a distribution taxable as a dividend to the extent of the Company's current and accumulated earnings and profits and any excess will be treated first as a return of capital and then as a gain upon a sale or exchange of the Series A Convertible Preferred Stock.

     A holder whose proceeds of a redemption are taxed as a dividend would transfer the tax basis in the Series A Convertible Preferred Stock redeemed (reduced for any amounts treated as a non-taxed portion of extraordinary dividends or a return of capital) to any stock interest retained in the Company.

Back-Up Withholding

     Under Section 3406 of the Code and applicable Treasury Regulations, a holder of Series A Convertible Preferred Stock may be subject to back-up withholding tax at the rate of 31% with respect to dividends paid or on the proceeds of a sale, exchange or redemption of the Series A Convertible Preferred Stock or Common Stock acquired through the exercise of the conversion privilege. The Company will be required to deduct and withhold the tax if (i) the holder fails to furnish a taxpayer identification number ("TIN") to the Company, (ii) the IRS notifies the Company that the TIN furnished by the holder is incorrect,
(ii) there has been a notified holder under- reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (iv) there has been a failure of the holder to certify under the penalty of perjury that the holder is not subject to withholding under Section 3406(a)(1)(C) of the Code. The Company will be required to withhold a tax equal to 31% from any dividend or redemption payment made with respect to the Series A Convertible Preferred Stock or Common Stock if any one of the events discussed above occurs. Holders should consult their tax advisors regarding their qualification for exemption from back-up withholding and the procedure for obtaining any applicable exemption.

     The foregoing summary is included herein for general information only. Accordingly, prospective purchasers of the Series A Convertible Preferred Stock should consult with their own tax advisors as to the specific tax consequences to them, including the application and effect of state, local and foreign income and other tax laws.

                                  LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York, as counsel to the Company in connection with this Offering.


                                     EXPERTS

     The financial statements of Family Bargain Corporation as of January 28, 1995 and January 27, 1996 and for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996, have been included or incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Capin Mercantile Corporation (the predecessor of Factory 2-U) as of December 31, 1994, and for the year then ended, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph concerning Capin Mercantile Corporation's ability to continue as a going concern) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Capin Mercantile Corporation as of December 31, 1993, and for each of the years in the two-year period ended December 31, 1993, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
FAMILY BARGAIN CORPORATION
- --------------------------

Independent Auditors' Report to the Board of Directors and Stockholders
     of Family Bargain Corporation                                         F-3

Family Bargain Corporation and Subsidiaries Consolidated Balance Sheets
     as of January 28, 1995 and January 27, 1996                           F-4

Family Bargain Corporation and Subsidiaries Consolidated Statements of
     Operations for the nine months ended January 29, 1994 and the twelve
     months ended January 28, 1995 and January 27, 1996                    F-5

Family Bargain Corporation and Subsidiaries Consolidated Statements of
     Stockholders' Equity (Deficit) for the nine months ended January 29,
     1994 and the twelve months ended January 28, 1995 and January 27,
     1996                                                                  F-6

Family Bargain Corporation and Subsidiaries Consolidated Statements of
     Cash Flows for the nine months ended January 29, 1994 and the twelve
     months ended January 28, 1995 and January 27, 1996                    F-9

Family Bargain Corporation and Subsidiaries Notes to Consolidated
     Financial Statements                                                  F-11

Family Bargain Corporation and Subsidiaries Consolidated Balance
     Sheets as of January 27, 1996 and April 27, 1996 (Unaudited)          F-29

Family Bargain Corporation and Subsidiaries Consolidated Statements of
     Operations for the three months ended April 29, 1995 and April 27,
     1996 (Unaudited)                                                      F-30

Family Bargain Corporation and Subsidiaries Consolidated Statements of
     Cash Flows for the three months ended April 29,
     1995 and April 27, 1996 (Unaudited)                                   F-31

Family Bargain Corporation and Subsidiaries Notes to Consolidated
     Financial Statements (Unaudited)                                      F-32


CAPIN MERCANTILE CORPORATION (predecessor to Factory 2-U, Inc.)
- ---------------------------------------------------------------

Independent Auditors' Report to the Board of Directors of
     Capin Mercantile Corporation                                          F-34

Capin Mercantile Corporation Balance Sheet as of December 31, 1994         F-35

Capin Mercantile Corporation Statement of Operations
     for the year ended December 31, 1994                                  F-36

Capin Mercantile Corporation Statement of Changes inStockholders'
     Equity (Deficiency) for the year ended December 31, 1994              F-37

Capin Mercantile Corporation Statement of Cash Flows for the year
     ended December 31, 1994                                               F-38

Capin Mercantile Corporation Notes to Financial Statements for
     the year ended December 31, 1994                                      F-39

Independent Auditors' Report to the Board of Directors of Capin
     Mercantile Corporation as of December 31, 1992 and 1993               F-47

Capin Mercantile Corporation Balance Sheets as of December 31,
     1992 and 1993                                                         F-48

Capin Mercantile Corporation Statements of Earnings for years
     ended December 31, 1992 and 1993                                      F-49

Capin Mercantile Corporation Statements of Changes in Stockholders'
     Equity for years ended December 31, 1992 and 1993                     F-50

Capin Mercantile Corporation Statements of Cash Flows for years
     ended December 31, 1992 and 1993                                      F-51

Capin Mercantile Corporation Notes to Financial Statements
     for years ended December 31, 1992 and 1993                            F-52



All other schedules are omitted because of the absence of conditions under which they are required or because the required information is set forth in the financial statements and notes thereto.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  Family Bargain Corporation:

    We have audited the accompanying consolidated balance sheets of Family Bargain Corporation and subsidiaries as of January 28, 1995 and January 27, 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Family Bargain Corporation and subsidiaries as of January 28, 1995 and January 27, 1996, and the results of their operations and their cash flows for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

SAN DIEGO, CALIFORNIA
APRIL 23, 1996

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     JANUARY 28, 1995 AND JANUARY 27, 1996

                                                                       1995           1996
                                                                    -----------    -----------
    ASSETS
Current assets:
  Cash...........................................................   $ 2,522,000      1,958,000
  Accounts receivable--non-trade.................................       742,000        887,000
  Layaway receivables............................................       411,000        695,000
  Merchandise inventories (note 11)..............................    19,541,000     25,874,000
  Prepaid expenses...............................................     1,124,000        776,000
                                                                    -----------    -----------
      Total current assets.......................................    24,340,000     30,190,000
Real property held for sale (notes 8 and 11).....................       --           4,500,000
Leasehold improvements and equipment, net (notes 7 and 12).......     4,922,000      9,001,000
Deferred debt issuance costs, less accumulated amortization of
$291,000 in 1995 and $592,000 in 1996............................       450,000        190,000
Other assets.....................................................       728,000        518,000
Excess of cost over net assets acquired (goodwill), less
  accumulated amortization of $1,984,000 in 1995 and $3,366,000
  in 1996 (notes 2 and 3)........................................    29,465,000     42,753,000
                                                                    -----------    -----------
                                                                    $59,905,000     87,152,000
                                                                    -----------    -----------
                                                                    -----------    -----------

    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt and capital leases
    (notes 11 and 12)............................................   $ 1,112,000      5,238,000
  Current portion of revolving credit note (note 11).............     2,000,000        --
  Accounts payable...............................................     5,544,000     17,866,000
  Accrued salaries, wages and bonuses............................     2,169,000      1,758,000
  Other accrued expenses (note 9)................................     3,417,000      5,514,000
                                                                    -----------    -----------
      Total current liabilities..................................    14,242,000     30,376,000
Revolving credit notes, less current maturities (note 11)........     5,943,000     15,159,000
Long-term debt, less current portion (note 11)...................     8,212,000      9,864,000
Deferred rent....................................................     1,444,000      1,646,000
Capital lease and other long-term obligations (notes 3 and 12)...       252,000      2,390,000
                                                                    -----------    -----------
      Total liabilities..........................................    30,093,000     59,435,000
                                                                    -----------    -----------
Stockholders' equity (notes 13, 14, 15, 17 and 18):
  Series A convertible preferred stock, $.01 par value, 4,500,000 shares authorized, 3,200,000 shares issued and outstanding,
aggregate liquidation preference of $32,000,000..................    26,981,000     26,981,000
  Common stock, $.01 par value, 80,000,000 shares authorized,
    4,506,981 shares and 3,985,393 shares issued and outstanding
    in 1995 and 1996, respectively...............................         7,000          7,000
Additional paid-in capital.......................................    19,796,000     19,763,000
Accumulated deficit..............................................   (16,972,000)   (19,034,000)
                                                                    -----------    -----------
      Net stockholders' equity...................................    29,812,000     27,717,000
                                                                    -----------    -----------
Commitments, contingencies and subsequent events (notes 2, 3, 4,
  5, 6, 11, 12, 18 and 21)
      Total liabilities and stockholders' equity.................   $59,905,000     87,152,000
                                                                    -----------    -----------
                                                                    -----------    -----------

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND
         THE TWELVE MONTHS ENDED JANUARY 28, 1995 AND JANUARY 27, 1996

                                                          1994           1995           1996
                                                       -----------    -----------    -----------
Net sales...........................................   $96,496,000    146,520,000    179,820,000
Cost of sales.......................................    63,914,000     97,085,000    117,188,000
                                                       -----------    -----------    -----------
      Gross profit..................................    32,582,000     49,435,000     62,632,000
General and administrative expenses.................    26,974,000     45,510,000     56,097,000
Amortization of excess of cost over net assets
  acquired (goodwill) (notes 2 and 3)...............       796,000      1,188,000      1,382,000
Management fees to affiliate (note 19)..............       265,000        129,000        --
                                                       -----------    -----------    -----------
      Operating income..............................     4,547,000      2,608,000      5,153,000
Interest expense and financing fees (note 11).......    (3,113,000)    (2,813,000)    (3,675,000)
Interest expense and financing fees--related parties
(note 11)...........................................      (320,000)       --             --
Other expenses, net.................................        (1,000)       --             --
                                                       -----------    -----------    -----------
      Income (loss) from continuing operations
        before income taxes, discontinued operations
        and extraordinary gain......................     1,113,000       (205,000)     1,478,000
Income taxes (note 10)..............................       --            (149,000)       --
                                                       -----------    -----------    -----------
      Income (loss) from continuing operations
        before discontinued operations and
extraordinary gain..................................     1,113,000       (354,000)     1,478,000
Discontinued operations (notes 4, 5 and 6):
  Income (loss) on disposal, net of income tax
benefit.............................................        87,000     (2,241,000)      (500,000)
                                                       -----------    -----------    -----------
  Income (loss) before extraordinary gain...........     1,200,000     (2,595,000)       978,000
Extraordinary gain, net of income taxes (note 11)...       682,000      5,251,000        --
                                                       -----------    -----------    -----------
      Net income....................................     1,882,000      2,656,000        978,000
Preferred stock dividends (note 14).................      (200,000)    (2,030,000)    (3,040,000)
                                                       -----------    -----------    -----------
      Net income (loss) applicable to common
stock...............................................   $ 1,682,000        626,000     (2,062,000)
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------
Income (loss) applicable to common stock per common
  share and common stock equivalents:
      Income (loss) from continuing operations......         $0.30          (0.59)         (0.39)
      Income (loss) before extraordinary gain.......          0.33          (1.15)         (0.51)
      Net income (loss) applicable to common
stock...............................................          0.55           0.16          (0.51)
Income (loss) applicable to common stock per common
  share assuming full dilution:
      Income (loss) from continuing operations......          0.30          (0.59)         (0.39)
      Income (loss) before extraordinary gain.......          0.33          (1.15)         (0.51)
      Net income (loss) applicable to common
stock...............................................          0.55           0.16          (0.51)
Weighted average shares outstanding:
  Primary...........................................     3,067,464      4,008,311      4,006,420
  Fully diluted.....................................     3,069,885      4,008,311      4,006,420

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
 FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND THE TWELVE MONTHS ENDED JANUARY
                         28, 1995 AND JANUARY 27, 1996

                               PREFERRED STOCK
                    --------------------------------------
                                                                                                RETAINED
                         SERIES C            SERIES D         COMMON STOCK                      EARNINGS
                    ------------------  ------------------  -----------------     PAID-IN     (ACCUMULATED
                    SHARES    AMOUNT    SHARES    AMOUNT     SHARES    AMOUNT     CAPITAL       DEFICIT)        TOTAL
                    ------  ----------  ------  ----------  ---------  ------   -----------   ------------   -----------
Balance at April
 30, 1993..........   --    $   --        --    $   --      2,939,452  $5,000   $ 9,987,000   $(19,280,000)  $(9,288,000)
Conversion of notes
 and accrued
 interest to common
 stock.............   --        --        --        --         28,857    --         324,000        --            324,000
Common stock issued
 in connection with
 private placement
 debt..............   --        --        --        --         13,333    --          80,000        --             80,000
Repurchase of
 common stock......   --        --        --        --        (13,333)   --         (80,000)       --            (80,000)
Accrued preferred
 stock dividends...   --        --        --        --         --        --         --              (8,000)       (8,000)
Issuance of common
 stock, net........   --        --        --        --      1,100,995   2,000     6,874,000        --          6,876,000
Conversion of MKI
 guarantee to
 preferred stock
 (note 4).......... 25,000   2,500,000    --        --         --        --         --             --          2,500,000
Conversion of notes
 to preferred
 stock, net........   --        --      64,987   6,406,000     --        --         --             --          6,406,000
Common stock issued
 for consulting
 services (note
 15)...............   --        --        --        --         17,833    --         107,000        --            107,000
Common stock issued
 in exchange for
 option to purchase
 debt (note 11)....   --        --        --        --         66,667    --         400,000        --            400,000
Common stock issued
 in connection with
 purchase of
 subordinated notes
(note 11)..........   --        --        --        --        125,632    --         971,000        --            971,000
Other..............   --        --        --        --         --        --         (81,000)       --            (81,000)
Net income for the
 nine months ended
 January 29, 1994..   --        --        --        --         --        --         --           1,882,000     1,882,000
                    ------  ----------  ------  ----------  ---------  ------   -----------   ------------   -----------
Balance at January
 29, 1994.......... 25,000  $2,500,000  64,987  $6,406,000  4,279,436  $7,000   $18,582,000   $(17,406,000)  $10,089,000
                    ------  ----------  ------  ----------  ---------  ------   -----------   ------------   -----------

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT), CONTINUED
 FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND THE TWELVE MONTHS ENDED JANUARY
                         28, 1995 AND JANUARY 27, 1996

                                            PREFERRED STOCK
                ------------------------------------------------------------------------
                       SERIES A                 SERIES C                 SERIES D             COMMON STOCK
                -----------------------   ---------------------   ----------------------   ------------------     PAID-IN
                 SHARES       AMOUNT      SHARES      AMOUNT       SHARES      AMOUNT       SHARES     AMOUNT     CAPITAL
                ---------   -----------   -------   -----------   --------   -----------   ---------   ------   -----------
Balance at
 January 29,
 1994.......       --       $   --         25,000   $ 2,500,000     64,987   $ 6,406,000   4,279,436   $7,000   $18,582,000
Redemption
 of
 preferred
 stock (note
 14)........       --           --        (25,000)   (2,500,000)   (64,987)   (6,406,000)     --         --         --
Preferred
 stock
 dividends
 (note
 14)........       --           --          --          --           --          --           --         --         --
Issuance of
 preferred
 stock, net
 (note 14)..    3,200,000    26,981,000     --          --           --          --           --         --         --
Cancellation
 of
 incentive
 shares
 (note 2)...       --           --          --          --           --          --         (249,335)    --         --
Issuance of
 shares in
 lieu of
 earnout
 shares
 related to
 the
 acquisition
 of General
 Textiles
 (note 2)...       --           --          --          --           --          --          500,000     --       1,750,000
Repurchase
 of warrants
 (note
 18)........       --           --          --          --           --          --           --         --         (53,000)
Adjustment
 to common
 stock
 issued in
 connection
 with
 purchase of
 subordinated
 notes (note
 11)........       --           --          --          --           --          --          (23,120)    --        (483,000)
Net
 income.....       --           --          --          --           --          --           --         --         --
                ---------   -----------   -------   -----------   --------   -----------   ---------   ------   -----------
Balance at
 January 28,
 1995.......    3,200,000   $26,981,000     --      $   --           --      $   --        4,506,981   $7,000   $19,796,000
                ---------   -----------   -------   -----------   --------   -----------   ---------   ------   -----------


                RETAINED
                EARNINGS
                (ACCUMU-
                 LATED
                DEFICIT)        TOTAL
              ------------   -----------
Balance at
 January 29,
 1994.......  $(17,406,000)  $10,089,000
Redemption
 of
 preferred
 stock (note
 14)........       --         (8,906,000)
Preferred
 stock
 dividends
 (note
 14)........    (2,222,000)   (2,222,000)
Issuance of
 preferred
 stock, net
 (note 14)..       --         26,981,000
Cancellation
 of
 incentive
 shares
 (note 2)...       --            --
Issuance of
 shares in
 lieu of
 earnout
 shares
 related to
 the
 acquisition
 of General
 Textiles
 (note 2)...       --          1,750,000
Repurchase
 of warrants
 (note
 18)........       --            (53,000)
Adjustment
 to common
 stock
 issued in
 connection
 with
 purchase of
 subordinated
 notes (note
 11)........       --           (483,000)
Net
 income.....     2,656,000     2,656,000
              ------------   -----------
Balance at
 January 28,
1995........  $(16,972,000)  $29,812,000
              ------------   -----------

                        FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT), CONTINUED
       FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND THE TWELVE MONTHS ENDED JANUARY
                                28, 1995 AND JANUARY 27, 1996

                            PREFERRED STOCK
                        -----------------------
                                                                                       RETAINED
                               SERIES A              COMMON STOCK                      EARNINGS
                        -----------------------   ------------------     PAID-IN     (ACCUMULATED
                         SHARES       AMOUNT       SHARES     AMOUNT     CAPITAL       DEFICIT)        TOTAL
                        ---------   -----------   ---------   ------   -----------   ------------   -----------
Balance at January 28,
 1995.................  3,200,000   $26,981,000   4,506,981   $7,000   $19,796,000   $(16,972,000)  $29,812,000
Preferred stock
 dividends (note
 14)..................     --           --           --        --          --          (3,040,000)   (3,040,000)
Purchase of treasury
 shares...............     --           --          (22,916)   --          (33,000)       --            (33,000)
Cancellation of
 incentive shares
 (notes 2 and 13).....     --           --         (498,672)   --          --             --            --
Net income............     --           --           --        --          --             978,000       978,000
                        ---------   -----------   ---------   ------   -----------   ------------   -----------
Balance at January 27,
 1996.................  3,200,000   $26,981,000   3,985,393   $7,000   $19,763,000   $(19,034,000)  $27,717,000
                        ---------   -----------   ---------   ------   -----------   ------------   -----------
                        ---------   -----------   ---------   ------   -----------   ------------   -----------

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND
         THE TWELVE MONTHS ENDED JANUARY 28, 1995 AND JANUARY 27, 1996

                                                        1994            1995            1996
                                                    ------------    ------------    ------------
Cash flows from operating activities:
  Income (loss) from continuing operations.......   $  1,113,000        (354,000)      1,478,000
  Adjustments to reconcile income (loss) to net
    cash provided by (used in) continuing
    operations:
    Depreciation and amortization................      1,186,000       2,229,000       3,285,000
    Amortization of debt discount................      1,281,000       1,167,000       1,555,000
    Interest payable converted to preferred
      stock......................................        423,000         --              --
    Loss on disposal of equipment................          5,000         232,000          74,000
    Gain on revaluation of subordinated notes....        --              --             (822,000)
    Excess of straight-line rent over cash
      payments...................................        243,000         796,000         202,000
    Decrease (increase) in merchandise
      inventories................................     (2,766,000)     (4,064,000)        124,000
    Decrease (increase) in non-trade accounts
    receivable, prepaid expenses, other current
      assets and other assets....................       (116,000)       (945,000)     (7,647,000)
    Decrease (increase) in layaway receivables...        178,000         124,000        (284,000)
    Increase (decrease) in accounts payable......        696,000        (690,000)      5,365,000
    Increase (decrease) in accrued salaries,
      wages and bonuses..........................        (17,000)        463,000      (1,431,000)
    Increase (decrease) in other accrued expenses
      and other current liabilities..............     (1,229,000)     (1,558,000)      2,377,000
                                                    ------------    ------------    ------------
        Net cash provided by (used in) continuing
          operations.............................        997,000      (2,600,000)      4,276,000
                                                    ------------    ------------    ------------
  Income (loss) from discontinued operations.....         87,000      (2,241,000)       (500,000)
  Adjustments to reconcile income (loss) to net
    cash provided by (used in) discontinued
    operations:
    Income taxes allocated to discontinued
      operations.................................        --             (346,000)        --
    Decrease (increase) in net assets of
      distribution business......................        --            1,775,000        (287,000)
                                                    ------------    ------------    ------------
        Net cash provided by (used in)
          discontinued operations................         87,000        (812,000)       (787,000)
                                                    ------------    ------------    ------------
Cash flows from investing activities:
  Purchase of leasehold improvements and
   equipment.....................................     (1,833,000)     (2,169,000)     (3,889,000)
  Investment in and purchase of General Textiles,
net of cash acquired.............................     (1,486,000)        --              --
  Investment in and purchase of Factory 2-U, net
    of cash acquired.............................        --              --             (520,000)
  Purchase of subordinated notes.................       (557,000)        --              --
  Purchase of option to retire debt at a
    discount.....................................       (400,000)        --              --
                                                    ------------    ------------    ------------
        Net cash used in investing activities....     (4,276,000)     (2,169,000)     (4,409,000)
                                                    ------------    ------------    ------------
Cash flows from financing activities:
  Borrowings on revolving credit notes...........    113,381,000     165,750,000     210,613,000
  Payments on revolving credit notes.............   (115,825,000)   (162,927,000)   (207,022,000)
  Proceeds from issuance of long-term note.......        --              --            1,500,000
  Payments of long-term debt.....................     (3,656,000)    (11,046,000)     (1,455,000)
  Proceeds from issuance of notes payable and
    debentures...................................      4,067,000         --              --
  Proceeds from issuance of common and preferred
    stock, net...................................      6,783,000      26,981,000         --

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)
                 FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND
         THE TWELVE MONTHS ENDED JANUARY 28, 1995 AND JANUARY 27, 1996

                                                        1994            1995            1996
                                                    ------------    ------------    ------------
  Purchase of subordinated notes.................   $    --              --              (57,000)
  Payment of deferred debt issuance costs........       (647,000)        (94,000)        (40,000)
  Purchase of stock and warrants.................        (80,000)     (8,959,000)        (33,000)
  Payments of capital lease obligations..........        --             (214,000)       (110,000)
  Payments of preferred stock dividends..........        --           (2,222,000)     (3,040,000)
                                                    ------------    ------------    ------------
        Net cash provided by financing
          activities.............................      4,023,000       7,269,000         356,000
                                                    ------------    ------------    ------------
Net increase (decrease) in cash..................        831,000       1,688,000        (564,000)
Cash at the beginning of the period..............          3,000         834,000       2,522,000
                                                    ------------    ------------    ------------
Cash at the end of the period....................   $    834,000       2,522,000       1,958,000
                                                    ------------    ------------    ------------
                                                    ------------    ------------    ------------
Supplemental disclosures of cash flow
  information:
    Cash paid during the period for interest.....   $  1,536,000       1,669,000       1,783,000
    Cash paid for income taxes...................        --              502,000         --
Supplemental disclosures of non-cash investing
  and financing activities:
    Conversion of preferred stock and accrued
      dividends to private placement notes.......   $    958,000         --              --
    Conversion of notes and accrued interest to
      common stock...............................        324,000         --              --
    Conversion of promissory notes to debt.......      1,250,000         --              --
    Conversion of Batra note to debt.............        775,000         --              --
    Conversion of private placement notes and
      accrued interest to preferred stock........      6,499,000         --              --
    Conversion of subordinated debentures to
      private placement notes....................        498,000         --              --
    Conversion of bank guaranty to note payable
      (note 4)...................................      1,000,000         --              --
    Conversion of bank guaranty to preferred
      stock (note 4).............................      2,500,000         --              --
    Issuance of common stock for consulting
      services (note 15).........................        107,000         --              --
    Issuance of common stock for option to retire
      debt at a discount (note 11)...............        400,000         --              --
    Issuance of common stock for General
      Textiles' debt (note 11)...................        971,000         --              --
    Accrued interest exchanged for preferred
      stock......................................        423,000         --              --
    Refinancing of General Textiles' long-term
      debt (note 11).............................     13,604,000         --              --
    Investment in General Textiles financed by
      issuance of note payable (note 2)..........        554,000         --              --
    Acquisition of equipment financed by capital
      leases (note 12)...........................        --              547,000         123,000
    Common stock issued in lieu of contingent
      common stock (note 2)......................        --            1,750,000         --
    Exercise of option to extinguish subordinated
      debt and term note (note 11)...............        --              800,000         --
    Issuance of note payable for Mandel-Kahn
      settlement (note 21).......................        --              --            1,000,000
    Issuance of note payable to former
      shareholders of Factory 2-U (notes 3 and
      11)........................................        --              --              625,000

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

    Family Bargain Corporation and subsidiaries (the Company) operates off-price retail apparel and housewares stores in the western and southwestern United States.

  Principles of Consolidation

    The accompanying consolidated financial statements as of January 27, 1996 and for the twelve months then ended include the accounts of Family Bargain Corporation and subsidiaries which include its wholly-owned subsidiaries, General Textiles, Factory 2-U, Inc. (Factory 2-U) (beginning November 10, 1995) and DRS Real Estate, Inc. (DRE). As of and for the twelve months ended January 28, 1995, the wholly-owned subsidiaries included General Textiles and DRS Real Estate, Inc. As of and for the nine months ended January 29, 1994, the wholly-owned subsidiaries included General Textiles (beginning May 30, 1993), DRS Real Estate, Inc., Diversified Retail Services, Inc., CB/Camelot Acquisition Corp. and CB/Murray Corporation, Inc.

    All significant intercompany accounts have been eliminated in consolidation.

  Fiscal Year

    The Company uses a 52/53 week year ending on the Saturday nearest January
31. The Company changed its reporting period from April 30 to the Saturday nearest January 31, as of January 29, 1994. Accordingly, the Company is reporting results of operations for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996.

  Merchandise Inventory

    Inventory is stated at the lower of cost or market determined using the retail inventory method on a first-in, first-out flow assumption. In addition, consistent with industry practice, the Company capitalizes certain warehousing and warehouse to store distribution costs. At both January 28, 1995 and January 27, 1996, such costs included in inventory were approximately $1,000,000.

  Leasehold Improvements and Equipment

    Leasehold improvements and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments at the date of acquisition. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the related asset or the lease term, generally five to seven years.

  Deferred Debt Issuance Costs

    Deferred debt issuance costs are amortized using the effective interest method over the terms of the related debt.

  Excess of Cost Over Net Assets Acquired (Goodwill)

    Excess of cost over net assets acquired (goodwill) is amortized on a straight-line basis over the expected periods to be benefited, generally 25 years. The Company assesses the recoverability of this intangible asset by determining whether amortization of the goodwill balance can be recovered through

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

undiscounted future operating cash flows of the acquired entity over its remaining life. The amount of goodwill impairment, if any, is measured based on projected discounted future results using the Company's average cost of funds. The recoverability of goodwill could be impacted if estimated future operating cash flows are not achieved.

  Other Assets

    Other assets consist principally of rental deposits on leased stores.

  Store Closing Costs

    Costs associated with closing stores, consisting primarily of lease obligations and provisions to reduce assets to net realizable value, are charged to operations upon the decision to close a store.

  Pre-opening Costs

    New stores' opening costs, including promotions, training and other direct incremental store opening costs, are capitalized and amortized using the straight-line method over the first twelve months of operation.

  Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Fair Value of Financial Instruments

    The carrying amounts of all receivables, payables and accrued balances approximate fair value due to the short-term nature of such instruments. The carrying amount of the revolving credit notes approximates fair value due to the floating rate on such instruments. Because the remainder of the long-term debt is evaluated each year based on expected debt repayment (Note 11), it is not practical to estimate the fair value of such instruments due to the potential volatility in repayment amounts.

  Use of Estimates

    Management of the Company made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Income (Loss) per Common Share

    Income (loss) per common share is based on the weighted average number of shares of common stock outstanding. Common stock equivalents, which include outstanding warrants and options, were

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

not included when their effects would be anti-dilutive. Weighted average shares and earnings per share amounts for 1994 have been restated to give retroactive effect to the one-for-six reverse stock split (Note 13). Weighted average shares and earnings per share amounts have been restated for 1994 and 1995 to give retroactive effect to the cancellation of contingent shares during fiscal 1995 and 1996 (Note 2).

    The following table presents information necessary to calculate earnings per common share for the nine months ended January 29, 1994 and the twelve months ended January 28, 1994 and January 27, 1996:

                                                              1994          1995          1996
                                                           ----------    ----------    ----------
Weighted average shares outstanding:
  Primary...............................................    3,067,464     4,008,311     4,006,420
  Fully diluted.........................................    3,069,885     4,008,311     4,006,420
Income (loss):
  Income (loss) from continuing operation...............   $1,113,000      (354,000)    1,478,000
  Income (loss) from discontinued operations............       87,000    (2,241,000)     (500,000)
  Extraordinary gain....................................      682,000     5,251,000        --
                                                           ----------    ----------    ----------
    Net income..........................................    1,882,000     2,656,000       978,000
Less preferred stock dividends..........................     (200,000)   (2,030,000)   (3,040,000)
                                                           ----------    ----------    ----------
  Income (loss) applicable to common stock..............   $1,682,000       626,000    (2,062,000)
                                                           ----------    ----------    ----------
                                                           ----------    ----------    ----------
Income (loss) applicable to common stock per common
  share:
Continuing operations...................................   $     0.30         (0.59)        (0.39)
Discontinued operations.................................         0.03         (0.56)        (0.12)
Extraordinary gain......................................         0.22          1.31        --
                                                           ----------    ----------    ----------
Net income (loss) applicable to common stock per common
  share.................................................   $     0.55          0.16         (0.51)
                                                           ----------    ----------    ----------
                                                           ----------    ----------    ----------
Net income (loss) applicable to common stock per common
  share, fully diluted..................................   $     0.55          0.16         (0.51)
                                                           ----------    ----------    ----------
                                                           ----------    ----------    ----------

  Advertising Costs

    Advertising costs are charged to expense as incurred.

  Reclassifications

    Certain prior period amounts have been reclassified to conform their presentation to the 1996 consolidated financial statements.

(2) ACQUISITION OF GENERAL TEXTILES

    On December 31, 1992, the Company purchased from Batra, Inc. (Batra), a company controlled by the principal stockholders of the Company, approximately 79% of the common stock of FBS Holdings Inc. (FBS), the immediate parent of General Textiles prior to bankruptcy, and 88% of the

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(2) ACQUISITION OF GENERAL TEXTILES--(CONTINUED)

Class B preferred stock of FBS, for the following consideration: (i) $775,000 for reimbursement of expenses incurred by Batra and the assumption of all of Batra's obligations $554,000 in connection with its acquisition of FBS, (ii) $2,000,000 face amount of the Company's old Series A Preferred Stock, which was subsequently converted into 193,798 shares of common stock (the FBS Sales Shares), and (iii) up to a maximum of $10,000,000 of additional consideration, payable in shares of the Company's common stock, based on an average per share trading price for 60 days prior to the calculation date, based on the earnings of General Textiles before interest, taxes, depreciation and amortization, as defined, during the twelve months ended April 30, 1995. Concurrent with the offering of new Series A Preferred Stock (Note 14), which was completed in July 1994, the Batra stockholders agreed to waive rights to the additional consideration payable in common stock in exchange for 500,000 shares of the Company's common stock. This resolution increased the excess of cost over net assets acquired (goodwill) and increased paid-in capital by $1,750,000.

    Under the original stock purchase agreement, the principal stockholders of the Company and a member of management received shares of common stock of the Company which were subject to cancellation if certain earnings levels were not achieved. Of the 997,342 shares granted, 498,670 shares were surrendered and canceled as of January 28, 1995. The remaining 498,672 shares were surrendered and canceled during fiscal 1996.

    Because General Textiles was operating under the control of the Bankruptcy Court, the Company was unable to exercise significant control over the financial and business operations of General Textiles. Accordingly, the Company's investment was accounted for using the cost method for the twelve months ended April 30, 1993. The Company's investment in General Textiles was carried on the cost basis pending effectiveness of the plan of reorganization (the Plan). On May 28, 1993, the Plan was declared effective and General Textiles emerged from Chapter 11. Under the terms of the Plan, the Company contributed $3,000,000 in equity to General Textiles and the Company's ownership of General Textiles increased to 100%. As a result, the consolidated financial statements at January 29, 1994 and for the nine months then ended, include the accounts of General Textiles on a fully consolidated basis commencing on May 29, 1993, the date the Company achieved control, and for the period from May 30, 1993 through January 29, 1994. For financial statement reporting purposes, the transaction is considered to have occurred on May 29, 1993, the closest accounting period-end to the confirmation date.

    The acquisition was accounted for under the purchase method of accounting. All acquired assets and liabilities were recorded at their estimated fair market values on May 29, 1993, with the excess purchase price over the net fair market value allocated to goodwill. Major classes of assets acquired included cash, merchandise inventory, prepaid expenses, deposits, and property and equipment. Major classes of liabilities assumed included accounts payable, accrued compensation, accrued expenses, sales tax payable, and debt.

(3) ACQUISITION OF FACTORY 2-U

    On November 13, 1995, the Company acquired Capin Mercantile Corporation, an off-price clothing and housewares retailer operating in the southwestern United States. The name of Capin Mercantile Corporation was changed to Factory 2-U. The acquisition was accounted for under the

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(3) ACQUISITION OF FACTORY 2-U--(CONTINUED)

purchase method of accounting. The results of operations of Factory 2-U have been included in these consolidated financial statements from November 11, 1995, the end of the closest accounting period.

    The purchase price consisted of the following:

Cash paid to former shareholders at closing....................   $  625,000
Promissory notes issued to former shareholders.................      625,000
Estimated acquisition expenses.................................    1,050,000
                                                                  ----------
Total cost of acquisition......................................   $2,300,000
                                                                  ----------
                                                                  ----------

    All acquired assets and liabilities of Factory 2-U have been recorded at their estimated fair market values on November 10, 1995, with the excess of the purchase price of $2,300,000 over the net tangible book deficit of $12,370,000 allocated to goodwill acquired of $14,670,000.

    The Company issued three promissory notes to the former shareholders of Factory 2-U, a $125,000 note (the Downpayment Note), a $500,000 note (the Absolute Note) and a note with a settlement value contingent upon the net proceeds or appraised value of certain real property acquired in connection with the acquisition (Note 11). The Absolute Note remains outstanding at January 27, 1996 (Note 11).

    In connection with the acquisition of Factory 2-U, trade accounts payable of Factory 2-U were rescheduled to twenty-four monthly installments. The rescheduled trade payables are reflected in the accompanying consolidated balance sheet at net present value. The unpaid balance of the rescheduled trade accounts payable at January 27, 1996 follows:

Rescheduled payables, gross...................................   $  4,455,000
Less discount, at 11.5%.......................................       (425,000)
                                                                 ------------
                                                                    4,030,000
Less current portion (included in accounts payable)...........     (2,209,000)
                                                                 ------------
Rescheduled payables, long-term (included in other long-term
obligations)..................................................   $  1,821,000
                                                                 ------------
                                                                 ------------

    The following table sets forth the Company's pro forma unaudited consolidated statement of operations for the twelve-month periods ended January 28, 1995 and January 27, 1996. The pro forma consolidated statements of operations give effect to the consolidation of Factory 2-U, elimination of sales and cost of sales related to Factory 2-U stores no longer in operation, elimination of Factory 2-U general and administrative expenses that have been eliminated subsequent to acquisition, the adjustment of general and administrative expenses to reflect additional expenses incurred to support the Factory 2-U chain, the adjustment of interest expense and financing fees to reflect the debt structure of the consolidated entity, and the recognition of the amortization of the excess of cost over the fair value

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(3) ACQUISITION OF FACTORY 2-U--(CONTINUED)

of assets acquired with all transactions treated as though the acquisition had occurred at January 30, 1994.

                                                   PRO FORMA       PRO FORMA
                                                      1995           1996
                                                  ------------    -----------

Net sales......................................   $214,583,000    220,084,000
Loss before extraordinary gain.................     (3,794,000)    (4,020,000)
Net income (loss)..............................      1,457,000     (4,020,000)
Loss applicable to common stock................       (573,000)    (7,060,000)
Loss applicable to common stock per
  common share.................................   $      (0.14)         (1.76)

(4) DISCONTINUED OPERATIONS--DISTRIBUTION BUSINESS

    The Company divested its Distribution Business (Distribution Business), which was comprised of the operations of MKI Acquisition, Mandel-Kahn, CB/Camelot and CB/Murray, prior to April 30, 1993. Those operations have been accounted for as discontinued operations in these consolidated financial statements.

    On December 7, 1993, the Company settled a $3,500,000 liability related to the guaranty of certain Mandel-Kahn debt by issuing a $1,000,000 three-year term note bearing interest at 8 1/2% per annum, payable quarterly, and $2,500,000 in Series C Preferred Stock. At January 28, 1995 and January 27, 1996, $750,000 and $250,000, respectively, was outstanding on the term note.

    Since April 30, 1993, all of CB/Murray's remaining assets other than accounts receivable and preference claims have been liquidated, collection of unliquidated accounts receivable and pending preference claims have been pursued. During the nine months ended January 29, 1994, CB/Murray collected outstanding accounts receivable and preference claims, and reduced senior secured bank debt by $692,000.

    During 1995 and 1996, the Company continued to litigate the cases related to the Distribution Business. Accordingly, the accompanying consolidated statements of operations includes a loss on disposal of discontinued operations of approximately $2,400,000 and $500,000 related to legal expenses and other costs in 1995 and 1996, respectively (Note 21).

(5) DISCONTINUED OPERATIONS--RETIREMENT COMMUNITIES

    The Company has discontinued operations of two retirement communities projects, White Horse and Oakmont. The Company's only activity relating to these entities has been the payment of legal expenses, the collection of remaining receivables and the liquidation of remaining liabilities. The Company was obligated for $368,000 at January 28, 1995 and $401,000 at January 27, 1996 under a line of credit collateralized by a priority lien on the marketing fee due from White Horse and the development and marketing fees due from Oakmont. Principal amounts are payable solely from proceeds of such marketing and development fees.

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(5) DISCONTINUED OPERATIONS--RETIREMENT COMMUNITIES--(CONTINUED)

    The net assets of the retirement communities businesses as of January 28, 1995 and January 27, 1996 are as follows:

                                                            1995       1996
                                                          --------    -------

Other receivables--fees................................   $368,000    401,000
                                                          --------    -------
Long-term debt.........................................    368,000    401,000
Other liabilities......................................      --         --
                                                          --------    -------
Total liabilities......................................    368,000    401,000
                                                          --------    -------
    Net assets.........................................   $  --         --
                                                          --------    -------
                                                          --------    -------

    Through January 28, 1995 and January 27, 1996, the Company maintained a reserve for uncollectibility sufficient to reduce the net book value of the retirement communities to zero.

(6) ERIN RENTALS LIMITED

    In March 1993, DRE sold a beneficial interest in the stock of Erin Rentals Limited (Erin), a British Virgin Islands corporation, back to its original owner. In consideration, a $3,000,000 promissory note was canceled and DRE received a secured three-year note for $327,000. The $327,000 note is secured by a pledge of the beneficial interest in the stock of Erin and has priority over all other debt obligations of Erin, except Erin's secured bank debt.

    The Company is negotiating with Erin to extend repayment terms of the promissory note. Management expects the note to be collected at the end of three years with interest payments over that term.

(7) LEASEHOLD IMPROVEMENTS AND EQUIPMENT

    Leasehold improvements and equipment consist of the following:

                                                        1995           1996
                                                     -----------    ----------

Furniture, fixtures and equipment.................   $ 3,294,000     7,718,000
Leasehold improvements............................     1,775,000     2,928,000
Transportation and equipment......................       140,000       175,000
Equipment under capital leases....................       547,000       670,000
Construction in progress..........................       250,000       187,000
                                                     -----------    ----------
                                                       6,006,000    11,678,000
Less accumulated depreciation and amortization....    (1,084,000)   (2,677,000)
                                                     -----------    ----------
                                                     $ 4,922,000     9,001,000
                                                     -----------    ----------
                                                     -----------    ----------


                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(8) LAND AND BUILDING HELD FOR SALE

    In connection with the Factory 2-U acquisition, the Company acquired certain real property. This property is held for sale and is carried at estimated fair value, net of estimated disposition costs, of $4,500,000.

(9) OTHER ACCRUED EXPENSES

    Other accrued expenses as of January 28, 1995 and January 27, 1996 consist of the following:

                                                          1995         1996
                                                       ----------    ---------
Sales tax payable...................................   $  430,000    2,402,000
Accrued acquisition expenses........................       --          378,000
Other--current......................................      368,000    1,027,000
Accrued advertising.................................      301,000      368,000
Litigation proceeds payable.........................       --          122,000
Deferred rent--current portion......................      110,000      176,000
Accrued interest....................................       93,000      163,000
Accrued legal and professional fees.................    2,057,000      765,000
Contingent rent.....................................       58,000      113,000
                                                       ----------    ---------
                                                       $3,417,000    5,514,000
                                                       ----------    ---------
                                                       ----------    ---------

(10) INCOME TAXES

    The principal temporary differences that give rise to significant portions of the consolidated deferred tax assets and liabilities, excluding the amount attributable to net operating loss carryforwards, are presented below:

                                                             1995          1996
                                                          ----------    ----------
Deferred tax assets:
  Net operating loss carryforwards.....................   $6,090,000     6,090,000
  Compensated absences and bonuses, principally due to
accruals for financial reporting purposes..............      622,000       311,000
  Assets held for sale and other purchased assets......       --           603,000
  Excess of deferred straight-line rent over amount
accruable for tax purposes.............................      624,000       729,000
  Inventory sold on layaway and other reserves.........      111,000       184,000
  Accrual for contingent liabilities related to
    discontinued operations............................    1,013,000       541,000
                                                          ----------    ----------
  Total gross deferred tax assets......................    8,460,000     8,458,000
  Less valuation allowance.............................   (8,057,000)   (8,121,000)
                                                          ----------    ----------
    Net deferred tax assets............................   $  403,000       337,000
                                                          ----------    ----------
                                                          ----------    ----------
Deferred tax liabilities:
  Inventory reserves, prepaid expenses and layaway
receivables............................................   $  342,000       194,000
  Leasehold improvements and equipment, principally due
    to differences in depreciation recognized on fixed
assets.................................................       61,000       143,000
                                                          ----------    ----------
    Net deferred tax liabilities.......................   $  403,000       337,000
                                                          ----------    ----------
                                                          ----------    ----------

                                                                     (Continued)
                                      F-18

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(10) INCOME TAXES--(CONTINUED)
    The Company has established a valuation allowance attributable to lack of historical earnings and annual limitations on the usage of net operating loss carryforwards.

    During the twelve months ended January 28, 1995 and January 27, 1996, the valuation allowance, which represents deferred tax assets that may not be realized by the reversal of future taxable temporary differences, decreased by $1,424,000 and increased by $64,000, respectively.

    Income taxes attributable to income from continuing operations, discontinued operations and extraordinary item consist of:

                                                  CONTINUING    DISCONTINUED    EXTRAORDINARY
                                                  OPERATIONS     OPERATIONS         ITEM          TOTAL
                                                  ----------    ------------    -------------    -------
Twelve months ended January 28, 1995:
U.S. Federal...................................    $ 101,000      (276,000)        255,000        80,000
State and local................................       48,000       (70,000)        337,000       315,000
                                                  ----------    ------------    -------------    -------
                                                   $ 149,000      (346,000)        592,000       395,000
                                                  ----------    ------------    -------------    -------
                                                  ----------    ------------    -------------    -------

    Due to the full valuation of net deferred tax assets, there are no deferred taxes allocable to loss from continuing operations, loss on disposal of discontinued operations or the extraordinary gain for the twelve months ended January 28, 1995 and January 27, 1996.

    The difference between the "expected" income tax expense (benefit) computed by applying the U.S. federal income tax rate of 34% to net income from continuing operations for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996 to actual expense is a result of the following:

                                                                 1994         1995        1996
                                                               ---------    --------    --------
Computed "expected" tax expense (benefit)...................   $ 378,000     (70,000)    503,000
Amortization of goodwill....................................     271,000     404,000     470,000
Change in valuation allowance...............................      --        (273,000)     64,000
Impact of purchase accounting adjustments...................      --           --       (603,000)
Debt forgiveness permanent difference.......................      --           --       (279,000)
State income taxes, net of federal income tax benefit.......      --          48,000       --
Net operating loss carryforward utilization.................    (664,000)      --          --
Other, net..................................................      15,000      40,000    (155,000)
                                                               ---------    --------    --------
                                                               $  --         149,000       --
                                                               ---------    --------    --------
                                                               ---------    --------    --------

    The difference between the "expected" income tax benefit computed by applying the U.S. federal income tax rate of 34% to loss from discontinued operations for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996 to actual is a result of the following:

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(10) INCOME TAXES--(CONTINUED)

                                                                  1994        1995        1996
                                                                 -------    --------    --------
Computed "expected" tax benefit...............................   $30,000    (880,000)   (170,000)
Change in valuation allowance.................................     --        604,000       --
State income taxes, net of federal income tax benefit.........     --        (70,000)      --
Net operating loss carryforward utilization...................   (30,000)      --          --
Income from continuing operations.............................     --          --        170,000
                                                                 -------    --------    --------
                                                                 $ --       (346,000)      --
                                                                 -------    --------    --------
                                                                 -------    --------    --------

    At January 27, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $17.9 million, of which approximately $3.2 million were available for use at fiscal year-end, and which begins expiring in 2007.

    The difference between the "expected" income tax expense computed by applying the U.S. federal income tax rate of 34% to extraordinary gain for the nine months ended January 27, 1994 and the twelve months ended January 28, 1995 to actual is a result of the following:

                                                                          1994         1995
                                                                        --------    ----------
Computed "expected" tax expense......................................   $232,000     1,987,000
Change in valuation allowance........................................      --       (1,755,000)
State income taxes, net of federal income tax benefit................      --          337,000
Net operating loss carryforward utilization..........................   (232,000)       --
Other, net...........................................................      --           23,000
                                                                        --------    ----------
                                                                        $  --          592,000
                                                                        --------    ----------
                                                                        --------    ----------

(11) LONG-TERM DEBT

    Long-term debt at January 28, 1995 and January 27, 1996 consists of the following:

                                                                        1995           1996
                                                                     -----------    ----------
Subordinated notes, non-interest bearing, discounted at rates ranging from 8.5% to 25%, principal payments based on excess
  cash flow, as defined...........................................   $ 8,574,000     8,782,000

Revolving credit note, interest at prime plus 2% (10.5% at both
  January 28, 1995 and January 27, 1996) payable monthly,
  principal due in November 1998..................................     7,943,000     9,948,000

Revolving credit note, interest at prime plus 2% (10.5% at January
  27, 1996) payable monthly, principal due in November 1998.......       --          5,211,000

Installment mortgage note payable to a bank, interest at prime plus 1.5% (10% at January 27, 1996) payable monthly, principal payable monthly in installments of $11,250 with a balloon
  payment of $2,284,000, due in May 1996..........................       --          2,329,000

Installment note payable to a finance company, interest at prime plus 2% (10.5% at January 27, 1996) payable monthly, principal payable monthly in installments of $37,750, final payment due in
  April 1998......................................................       --          1,198,000

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(11) LONG-TERM DEBT--(CONTINUED)

                                                                        1995           1996
                                                                     -----------    ----------
Installment note payable in settlement of lawsuit; interest at 10%
  payable commencing in February 1996; principal payable in
  installments of $41,667 per month from July 1996 to September
  1996, $83,333 in October and November 1996, with a balloon payment of $708,333 payable in December 1996, secured by 153,846 shares of Series A Convertible Preferred Stock issued to and
  held in trust subsequent to January 27, 1996....................   $   --          1,000,000

Installment note payable to the Commerce and Economic Development
  Commission of Arizona, interest at 6%, principal and interest payable in monthly installments of $4,232 with final installment
  due in December 1999, secured by certain warehouse equipment....       --            177,000

Installment note payable to the Economic Development
  Administration of Arizona, interest at 5%, principal and
  interest payable in monthly installments of $1,992 with final installment due in March 1999, secured by certain warehouse
  equipment.......................................................       --             70,000

Installment note payable to a finance company, interest at 8%, principal and interest payable in installments of $13,648, final
  balloon payment of $304,000, due in December 1998...............       --            655,000

Installment note payable to former shareholders of Factory 2-U, interest at 8.75%, principal payments of $45,455 plus accrued interest payable beginning in May 1996 and three months
  thereafter until October 1998...................................       --            500,000

Note payable to a bank, interest at 8.5% payable quarterly, final
principal payment of $250,000, due on April 30, 1996..............       750,000       250,000
                                                                     -----------    ----------
Total long-term debt..............................................    17,267,000    30,120,000
Less current maturities...........................................    (3,112,000)   (5,097,000)
                                                                     -----------    ----------
Long-term debt, net of current maturities.........................   $14,155,000    25,023,000
                                                                     -----------    ----------
                                                                     -----------    ----------

  Subordinated Notes

    General Textiles' pre-bankruptcy unsecured claims were settled through the issuance of New Subordinated Notes, Subordinated and Junior Subordinated Reorganization Notes. At January 28, 1995 and January 27, 1996, these notes are carried at $8,574,000 and $8,782,000, respectively, which are discounted at $19,092,000 and $17,539,000, respectively, from face value, calculated using discount rates ranging from 8.5% to 25%, resulting from the notes being non-interest bearing. The discount to face value is based in part on future excess cash flow projected in the Plan. The discount is amortized over the estimated life of the notes and is recorded as a non-cash charge to interest expense. Annual principal payments are due based on excess cash flow available, as defined under the Plan, with final payments due on April 30, 2003 for the New Subordinated Notes, November 28, 2003 for the Subordinated Reorganization Notes, and May 28, 2005 for the Junior Subordinated Reorganization Notes.

    In January 1994, the Company, in return for $400,000 in cash and 66,667 shares of common stock, valued at $400,000, obtained an option to repurchase General Textiles' term note payable (Senior Note) and certain then outstanding Subordinated Notes for $9,000,000 in cash.

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(11) LONG-TERM DEBT--(CONTINUED)

    In July 1994, the Company exercised the option by using a portion of the proceeds of its Series A Preferred Stock offering (Note 14) and extinguished $15,544,000 of General Textiles' debt, including a $1,817,000 unamortized deferred gain arising from a troubled debt restructuring, by paying $9,000,000 in cash and exercising the option, valued at $800,000, to extinguish the debt at less than face value. The Company realized a pre-tax extraordinary gain on the extinguishment of $5,744,000.

    In January 1994, the Company purchased, for $558,000 in cash and 125,632 shares of common stock, with an estimated value at January 28, 1994 of $971,000, $2,998,000 face amount of General Textiles' Subordinated Notes from the pre-petition trade creditors with a carrying value of $2,210,000. $682,000 was recognized as an extraordinary gain on the consolidated statement of operations in 1994. Certain creditors subsequently declined their commitments to sell their notes back to the Company. As a result, a pre-tax extraordinary gain of $99,000 was recognized during 1995, the notes are included as Subordinated Notes and the 23,120 common shares which these creditors had formerly committed to take as satisfaction for their notes were canceled.

  Revolving Credit Notes

    Under General Textiles' Plan, pre-bankruptcy secured claims were settled with the issuance of a revolving credit facility (the Facility) and the Senior Note. The obligations are secured by the assets and stock of General Textiles. The Facility currently consists of a $20,000,000 line of credit issued by a lender. The Company also has established a revolving credit facility (together with the General Textiles facility, the Facility) with the same lender for Factory 2-U that consists of a $10,000,000 line of credit and is secured by the assets of Factory 2-U. Borrowings on the Facilities are based on advances against an inventory formula. A facility fee of .50% of the unused portion of the Facilities is payable annually. The balances of the Facilities fluctuate daily based on inventory levels and working capital requirements. The unused portion of the Facilities totaled $1,472,000 and $665,000 for General Textiles and Factory 2-U, respectively, at January 27, 1996.

    A $2,000,000 line of credit owed to a lender was paid in March 1995.

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(11) LONG-TERM DEBT--(CONTINUED)
    The future maturities of long-term debt include estimated principal payments based on management's estimates of payments, based on future years' excess cash flows, as defined by the Plan, on the General Textiles' New Subordinated Notes, Subordinated Reorganization Notes, and Junior Subordinated Reorganization Notes. The future maturities are:

FISCAL YEAR                                                        AMOUNT
- -----------                                                     ------------
1997.........................................................   $  5,097,000
1998.........................................................      2,696,000
1999.........................................................      2,423,000
2000.........................................................         49,000
2001.........................................................        --
Thereafter...................................................     22,235,000
                                                                ------------
                                                                  32,500,000
Less portion representing interest...........................    (17,539,000)
                                                                ------------
                                                                  14,961,000
Less current maturities......................................     (5,097,000)
                                                                ------------
                                                                $  9,864,000
                                                                ------------
                                                                ------------

    Interest expense for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996, respectively, is summarized as follows:

                                                               1994         1995         1996
                                                            ----------    ---------    ---------
Notes payable to related parties.........................   $  320,000       --           --
Notes payable--private placements........................      581,000       12,000       --
Revolving credit facilities..............................      476,000    1,027,000    1,671,000
General Textiles senior term notes.......................      426,000      111,000       --
Debentures...............................................       99,000       --           --
General Textiles subordinated notes......................    1,281,000    1,362,000    1,555,000
Other debt...............................................      250,000      301,000      449,000
                                                            ----------    ---------    ---------
Total....................................................   $3,433,000    2,813,000    3,675,000
                                                            ----------    ---------    ---------
                                                            ----------    ---------    ---------

    The Company is also obligated under the Contingent Note (Note 3). The amount payable under the Contingent Note is subject to adjustment consisting of an increase (decrease) by fifty percent of the degree to which the net proceeds from the sale, or appraised value at a future date, of the Factory 2-U Real Property (Note 8) is greater than (less than) $6,700,000. As the Factory 2-U Real Property is currently valued at $4,500,000, the Contingent Note has been assigned a settlement value of zero at January 27, 1996.

(12) LEASE COMMITMENTS

    The Company operates retail stores, warehouse facilities and executive offices under various operating leases. Certain leases provide for abatement of rent during the initial period or escalating rent payments during the term of the lease. For financial reporting purposes, rent expense is recognized on a

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(12) LEASE COMMITMENTS--(CONTINUED)

straight-line basis over the term of the lease. Accordingly, rent expense recognized in excess of cash rent paid is reflected as deferred rent. Deferred rent, including current and long-term portions at January 28, 1995 and January 27, 1996 amounted to $1,554,000 and $1,806,000, respectively, and is included as a component of other accrued expenses and deferred rent on the accompanying consolidated balance sheet. Some leases provide for contingent rentals which are recognized as expense. Total contingent rent expense for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996 was $42,000 and $63,000, respectively. Total rent expense, inclusive of deferred and contingent rentals, was $4,519,000, $7,771,000 and $10,128,000 for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996, respectively.

    The Company is also obligated under various capital leases for leasehold improvements and equipment that expire at various dates during the next four years. At January 28, 1995 and January 27, 1996, leasehold improvements and equipment and related accumulated amortization recorded under capital leases were as follows:

                                                           1995        1996
                                                         --------    --------
Leasehold improvements................................   $129,000     129,000
Equipment.............................................    418,000     541,000
                                                         --------    --------
                                                          547,000     670,000
Less accumulated amortization.........................    (50,000)   (163,000)
                                                         --------    --------
                                                         $497,000     507,000
                                                         --------    --------
                                                         --------    --------

    At January 27, 1996, the future minimum lease payments, excluding executory costs under noncancelable operating leases follows:

                                                                        CAPITAL     OPERATING
                                                                        LEASES        LEASES
                                                                       ---------    ----------
1997................................................................   $ 181,000     9,476,000
1998................................................................     149,000     8,960,000
1999................................................................      91,000     8,667,000
2000................................................................      --         6,492,000
2001................................................................      --         3,436,000
Thereafter..........................................................      --         9,192,000
                                                                       ---------    ----------
                                                                         421,000    46,223,000
Less amount representing interest (rates ranging from 9.0% to
14.8%)..............................................................     (55,000)       --
                                                                       ---------    ----------
Present value of capital lease obligation...........................     366,000    46,223,000
Less current maturities.............................................    (141,000)       --
                                                                       ---------    ----------
Long-term capital lease obligation..................................   $ 225,000    46,223,000
                                                                       ---------    ----------
                                                                       ---------    ----------

(13) COMMON STOCK

    In May 1994, a one-for-six reverse stock split of the issued and outstanding shares of the Company's common stock became effective. The par value of the common shares was increased from

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(13) COMMON STOCK--(CONTINUED)

$.0003 per share to $.01 per share and the par value of the preferred shares was changed from $.001 to $.01. In addition, the Board of Directors also increased the number of authorized shares of preferred stock from 5,000,000 to 7,500,000. All common stock share amounts and per share data reflect the reverse stock split.

    During fiscal 1996, the Company canceled 498,672 shares of common stock held in escrow (the Contingent Shares) upon failure to achieve after-tax earnings of $5,000,000 for the twelve months ended April 30, 1995. Fully diluted earnings per share for prior periods have been retroactively restated to reflect the cancellation of these shares as though the shares were never outstanding.

(14) PREFERRED STOCK

    The Company has 7,500,000 shares of preferred stock authorized.

    In July 1994, the Company completed an offering (Preferred Offering) of Series A 9 1/2% Cumulative Convertible Preferred Stock (Series A Preferred). The Company has 4,500,000 shares of Series A Preferred Stock authorized. The Series A Preferred ranks senior to the common stock with respect to dividends, upon liquidation, dissolution or winding up. Cumulative dividends are payable quarterly at the rate of $.95 per year on July 31, October 31, the last Friday in January and April 30 when declared by the Board of Directors. Series A Preferred is convertible, prior to redemption, at the option of the holder, into shares of common stock at a conversion price of $3.719 per common share (so that each Series A Preferred share is convertible into 2.69 shares of common stock). If the Company fails to declare and pay dividends on the Series A Preferred within 90 days after a quarterly divided date, the conversion price is reduced by $.50 per share in each instance but not below the par value of the stock. The Company also has 25,000 shares of Series A Junior Participating Preferred Shares authorized.

    The $32.0 million in gross proceeds of the Preferred Offering were used as follows:

Purchase of secured term note and a portion of the
  Subordinated Notes..........................................   $ 9,000,000

Redemption of Series D Convertible preferred stock and accrued
  dividends...................................................     6,970,000

Repayment of General Textiles Revolving Credit Facility.......     3,900,000

Redemption of Series C Convertible preferred stock and accrued
  dividends...................................................     2,632,000

Repayment of short-term debt and accrued interest.............       505,000

Cash to fund expansion........................................     3,974,000

Underwriting discount, commissions and expense allowance......     2,880,000

Offering expenses.............................................     2,139,000
                                                                 -----------
Gross proceeds................................................   $32,000,000
                                                                 -----------
                                                                 -----------


                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(15) EMPLOYMENT AND CONSULTING CONTRACTS

    Benson A. Selzer, Chairman of the Company, is employed by the Company pursuant to an employment agreement for an initial three-year term expiring on June 1, 1996, that will be automatically extended each year for an additional year unless either party gives a notice of termination to the other. The agreement provides, among things, for an annual base salary of $232,000, life insurance of $1,000,000, an automobile allowance, and incentive compensation based on pre-tax operating income of the Company.

    Joseph Eiger, Vice Chairman and Executive Vice President of the Company, is employed by the Company pursuant to an employment agreement having substantially the same terms as those of Mr. Benson A. Selzer's, except that his base salary is $215,000.

    John A. Selzer, Chief Executive Officer and President of the Company. is employed by the Company pursuant to an employment agreement having substantially the same terms as those of Benson A. Selzer, except that his base salary is $193,000.

    William Mowbray, Chief Executive Officer and President of GT, is employed by the Company pursuant to an employment agreement having substantially the same terms as those of Benson A. Selzer, except that his base salary is $300,000.

    Kevin Frabotta, Senior Vice President of GT, is employed by the Company pursuant to an employment agreement having substantially the same terms as those of Benson A. Selzer, except that his base salary is $135,000.

    In January 1996, the Company entered into a five-year consulting agreement with Joel Mandel. Under this agreement, the Company will pay Mr. Mandel $125,000 per year for three years and $187,500 for two years. This agreement also provides for the issuance of 60,000 shares of the Company's Series A Convertible Preferred Stock. These shares were issued in February 1996 (Note 21).

    The Company is also party to consulting and advisory contracts with certain other parties which require annual payments of approximately $130,000.

    On January 19, 1994, the Company entered into a consulting agreement with a former executive of the Company. The former executive received 17,833 shares of the Company's common stock and is to provide consulting services through November 30, 1997.

(16) EMPLOYEE RETIREMENT PLAN

    Effective January 1, 1994, by retroactive adoption, the Company initiated sponsorship of a qualified defined contribution plan, under Internal Revenue Code Section 401(k), covering employees who have completed twelve months of service and who work a minimum of 1,000 hours during that twelve month period. The Company contributes 20% of participants' voluntary contributions. Participants may contribute from 1% to 15% of their compensation annually. The Company's contribution expense was $37,000 and $116,000 for 1995 and 1996, respectively.

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(17) STOCK OPTIONS

    At January 28, 1995, an aggregate of 558,333 options to purchase common stock were held by officers, former officers, employees and directors of the Company at exercise prices ranging from $9.00 to $18.00 per share. During 1996, the Company retired 264,582 options, repriced 235,417 options to an exercise price of $1.375 per share and granted 560,833 options at $1.375 per share. At January 27, 1996, 854,584 options were outstanding at exercise prices ranging from $1.375 to $18.00 per share. The options become exercisable over a period from the date of issuance to three years from the date of issuance. All options were granted at prices equal to or greater than the fair market value of the related stock on the date of grant. No options have been exercised as of January 27, 1996.

(18) WARRANTS

    As of January 27, 1996, there are outstanding 2,571,500 Redeemable Class D Common Stock Purchase Warrants (assuming the separation of the 4,903 warrants not yet separated from the Units in which they were originally issued) (Class D Warrants). Each Class D Warrant entitles the holder to purchase one-sixth of one share of Common Stock at a price of $15.00 per share of Common Stock at any time until September 15, 1996 (unless earlier redeemed by the Company).

    The Class D Warrants are redeemable by the Company at a redemption price of $.06 per Warrant, upon 30 days notice given at any time if the last sale price per share of the Common Stock for 20 consecutive trading days ending not more than 10 days prior to the date notice of redemption is given equals or exceeds 120% of the exercise purchase price therefor (i.e., $18.00). If the Company gives a redemption notice, a holder would be forced either to exercise his Warrant within 30 days of the notice of redemption or accept the redemption price.

    In addition, as of January 27, 1996, there were also outstanding 328,831 additional warrants (collectively with the Class D Warrants, the Warrants) of the Company expiring between May 1996 and December 1998 at exercise prices ranging from $6.37 to $16.20 per share; 15,000 warrants expiring between June and December 1998 may be exercised at the then market price of the Company's common stock.

    The Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price in certain events, such as stock dividends and distributions, stock splits and recapitalizations. The holder of a Warrant will not possess any rights as a stockholder of the Company unless and until such holder exercises the Warrant.

    The Class A Warrants expired in June 1994. The Class C Warrants expired in September 1995. The Company redeemed 125,000 Put Warrants, for which the option to put the warrants back to the Company had expired, from a related party for $53,000 in cash during 1995.

    In conjunction with the Series A Preferred Stock offering, the Company issued warrants to purchase 320,000 shares of its Series A Preferred Stock. The warrants are exercisable at $16.50 per preferred share.

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(19) GENERAL TEXTILES MANAGEMENT AGREEMENT

    On May 28, 1993, General Textiles entered into a management agreement with Transnational Capital Ventures, Inc. (TCV). TCV is a merchant banking and management consulting company that is affiliated with Joseph Eiger, Vice Chairman, Executive Vice President and a Director of the Company. Under the agreement, TCV receives a monthly fee for merchant banking and management consulting services of $30,000 per month plus reimbursement of up to $5,000 of expenses per month. Also, to the extent General Textiles' operating income exceeds an amount specified in the Plan, TCV will receive an amount equal to 10% of such excess. Amounts payable to TCV would be reduced in the event of a default under General Textiles' senior loan agreement, due to the subordinated position of the agreement. On January 28, 1994, the agreement was assigned to the Company.

(20) RELATED PARTY TRANSACTIONS

    At January 27, 1996, accounts receivable of approximately $170,000 was outstanding from an affiliated group.

(21) COMMITMENTS AND CONTINGENCIES

    Mandel-Kahn. In January 1996, the Company settled a lawsuit commenced in 1993 by former owners of Mandel-Kahn Industries, Inc. (Mandel-Kahn), which was purchased by the Company in 1992. Under the settlement (the Mandel-Kahn Settlement), a payment of $230,000 has been made, a five-year consulting agreement entered into with Joel Mandel and an obligation to pay $1.0 million plus interest during 1996. The latter obligation is secured by 153,846 shares of the Company's Series A Convertible Preferred Stock. The Company has the obligation to register these shares with the Securities and Exchange Commission and may sell such shares, with the proceeds of any such sale being used to reduce such indebtedness.

    The Company is at all times subject to pending and threatened legal actions which arise out of the normal course of business. In the opinion of management, based in part on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse affect on the financial position or results of operations of the Company.

(22) SUBSEQUENT EVENTS

    Regulation S Offering. During March 1996, the Company sold 726,000 shares of Series A Preferred Stock for net proceeds of $3,221,000. In connection with this offering, the Company issued five-year warrants to purchase up to 181,500 shares of common stock for $1.875 per share. These warrants expire in March 2001.

    Equipment Financing. In April 1996, the Company obtained financing for up to $1,100,000 under an installment note with a financing company.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                   AS OF JANUARY 27, 1996 AND APRIL 27, 1996

                                                                    JANUARY 27,     APRIL 27,
                                                                       1996           1996
                                                                    -----------    -----------
                                                                                   (UNAUDITED)
    ASSETS
Current assets:
  Cash and cash equivalents......................................   $ 1,958,000        240,000
  Accounts receivable--non-trade.................................       887,000        691,000
  Layaway receivables............................................       695,000      1,208,000
  Merchandise inventories........................................    25,874,000     34,567,000
  Prepaid expenses...............................................       776,000      1,067,000
                                                                    -----------    -----------
      Total current assets.......................................    30,190,000     37,773,000
Real property held for sale......................................     4,500,000      4,500,000
Leasehold improvements and equipment, net........................     9,001,000     10,019,000
Other assets.....................................................       708,000        637,000
Excess of cost over net assets acquired (goodwill), less
  accumulated amortization of $3,366,000 and $3,827,000 at
  January 27, 1996 and April 27, 1996, respectively..............    42,753,000     42,892,000
                                                                    -----------    -----------
      Total assets...............................................   $87,152,000     95,821,000
                                                                    -----------    -----------
                                                                    -----------    -----------

    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt and capital leases........   $ 5,238,000      5,304,000
  Accounts payable...............................................    17,866,000     19,147,000
  Accrued salaries, wages and bonuses............................     1,758,000      2,261,000
  Other accrued expenses.........................................     5,514,000      3,130,000
                                                                    -----------    -----------
      Total current liabilities..................................    30,376,000     29,842,000
Revolving credit notes...........................................    15,159,000     23,753,000
Long-term debt, less current maturities..........................     9,864,000     11,000,000
Deferred rent....................................................     1,646,000      1,650,000
Capital lease and other long-term obligations....................     2,390,000      1,056,000
                                                                    -----------    -----------
      Total liabilities..........................................    59,435,000     67,301,000
                                                                    -----------    -----------
Stockholders' equity:
  Series A convertible preferred stock, $.01 par value, 4,500,000 shares authorized, 3,200,000 and 3,939,050 shares issued and outstanding, aggregate liquidation preference of $32,000,000 and $39,391,000 at January 27, 1996 and April 27, 1996,
    respectively.................................................    26,981,000     29,841,000
  Common stock, $.01 par value, 80,000,000 shares authorized,
    3,985,393 and 4,114,389 shares issued and outstanding at
    January 27, 1996 and April 27, 1996, respectively............         7,000          7,000
Additional paid-in capital.......................................    19,763,000     20,118,000
Accumulated deficit..............................................   (19,034,000)   (21,446,000)
                                                                    -----------    -----------
      Total stockholders' equity.................................    27,717,000     28,520,000
                                                                    -----------    -----------
Commitments, contingencies
      Total liabilities and stockholders' equity.................   $87,152,000     95,821,000
                                                                    -----------    -----------
                                                                    -----------    -----------

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE THREE MONTHS ENDED APRIL 29, 1995 AND
                           APRIL 27, 1996 (UNAUDITED)

                                                                    FOR THE THREE     FOR THE THREE
                                                                     MONTHS ENDED      MONTHS ENDED
                                                                    APRIL 29, 1995    APRIL 27, 1996
                                                                    --------------    --------------
Net sales........................................................    $  31,038,000      49,825,000
Cost of sales....................................................       21,501,000      32,342,000
                                                                    --------------    --------------
      Gross profit...............................................        9,537,000      17,483,000
Selling and administrative expenses..............................       12,112,000      17,540,000
Amortization of goodwill.........................................          315,000         462,000
                                                                    --------------    --------------
      Operating income...........................................       (2,890,000)       (519,000)
Interest expense and financing fees..............................         (664,000)     (1,039,000)
      Net loss...................................................       (3,554,000)     (1,558,000)
Preferred stock dividends........................................         (760,000)       (854,000)
                                                                    --------------    --------------
      Net loss applicable to common stock........................    $  (4,314,000)     (2,412,000)
                                                                    --------------    --------------
                                                                    --------------    --------------
Net loss per common share and common stock equivalents:
    Primary......................................................    $       (1.08)          (0.60)
    Assuming full dilution.......................................            (1.08)          (0.60)
Weighted average shares outstanding:
    Primary......................................................        4,008,311       4,040,034
    Fully diluted................................................        4,008,311       4,040,034

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE THREE MONTHS ENDED APRIL 29, 1995 AND APRIL 27, 1996
                                  (UNAUDITED)

                                                                FOR THE               FOR THE
                                                           THREE MONTHS ENDED    THREE MONTHS ENDED
                                                             APRIL 29, 1995        APRIL 27, 1996
                                                           ------------------    ------------------
Cash flows from operating activities:
  Net loss..............................................      $ (3,554,000)         $ (1,558,000)
  Adjustments to reconcile loss to net cash used in
    operating activities:
      Depreciation and amortization.....................           670,000             1,009,000
      Amortization of debt discount.....................           248,000               263,000
      Excess (deficiency) of straight-line rent over
        cash payments...................................          (122,000)                4,000
      Increase in merchandise inventories...............        (5,382,000)           (8,693,000)
      Increase (decrease) in accounts receivable-non
        trade, prepaid expenses and other assets........          (199,000)              255,000
      Increase in layaway receivables...................          (536,000)             (513,000)
      Increase in accounts payable......................         3,223,000             1,281,000
      Increase in accrued salaries, wages and bonuses...            47,000               503,000
      Increase (decrease) in other accrued expenses and
other current liabilities...............................           372,000            (3,713,000)
                                                           ------------------    ------------------
Net cash used in operations.............................        (5,233,000)          (11,162,000)
                                                           ------------------    ------------------
Cash flows used in investing activities:
  Purchase of leasehold improvements and equipment......        (1,239,000)            1,485,000)
                                                           ------------------    ------------------
Cash flows from financing activities:
  Borrowings on revolving credit note...................        40,380,000            73,912,000
  Payments on revolving credit note.....................       (34,658,000)          (65,318,000)
  Payments on notes payable and capital lease
obligations.............................................           (50,000)             (482,000)
  Proceeds from issuance of note payable................         --                      815,000
  Net proceeds from issuance of preferred stock.........         --                    2,856,000
  Payment of dividends on preferred stock...............          (760,000)             (854,000)
                                                           ------------------    ------------------
      Net cash provided by financing activities.........         4,912,000            10,929,000
                                                           ------------------    ------------------
Net decrease in cash....................................        (1,560,000)           (1,718,000)
Cash at the beginning of the period.....................         2,522,000             1,958,000
                                                           ------------------    ------------------
Cash at the end of the period...........................      $    962,000               240,000
                                                           ------------------    ------------------
                                                           ------------------    ------------------
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..............      $    345,000          $    601,000

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) UNAUDITED INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the financial statements for the fiscal year ended January 27, 1996 included in the Family Bargain Corporation and Subsidiaries' (the Company) Form 10-K as filed with the Securities and Exchange Commission. The unaudited consolidated financial statements include the accounts of Family Bargain Corporation and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

    In the opinion of management, the unaudited consolidated financial statements as of and for the three months ended April 27, 1996 reflect all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Due to the seasonal nature of the Company's business, the results of operations for the interim period may not necessarily be indicative of the results of operations for a full year.

(2) FINANCING TRANSACTIONS

    In March 1996, the Company issued 726,000 shares of its Series A Convertible Preferred Stock (Preferred Stock) for net proceeds of $2,856,000 and, in connection therewith, 181,500 five-year warrants to purchase common stock of the Company at $1.875 per share.

    In February 1996, the Company issued 153,846 shares of Preferred Stock to be held in escrow to secure a $1.0 million obligation (the Obligation) arising from the settlement of the Mandel-Kahn lawsuit. The Company is permitted to sell these shares under the settlement agreement provided that the proceeds of the sale are applied to reduce the Obligation. The escrowed shares have not been reflected as outstanding in the accompanying balance sheet but are treated as treasury shares. Dividends paid on the escrowed shares during the three months ended April 27, 1996 are not reflected as dividends on the accompanying statement of operations for the three months ended April 27, 1996 but are reflected as a reduction in the outstanding principal balance of the obligation on the accompanying balance sheet at April 27, 1996.

    During the three months ended April 27, 1996, the Company borrowed $815,000 under an installment note payable to finance the acquisition of electronic point-of-sale equipment. The note bears interest at a prime rate of interest plus 2% (10.25% at April 27, 1996), allows for total borrowing of up to $1,100,000 and is payable in installments of $30,556 over 36 months.

    In connection with the execution of a contract for the sale of certain real property (Note 3), the holder of a $2.3 million mortgage note (the Mortgage
Note) has agreed in principle to the extension of the due date of the Mortgage Note from May 31, 1996 to July 15, 1996 plus an additional extension period to August 15, 1996 in the event the closing of the sale of the real property securing the Mortgage Note has not occurred by July 15, 1996. The Mortgage Note is included in current maturities of long-term debt on the accompanying balance sheets.

(3) LAND AND BUILDING HELD FOR SALE AND RELATED CONTINGENT NOTE

    In May 1996, the Company entered into a contract for the sale of certain real property (the Nogales Property) acquired in its acquisition of Factory 2-U, Inc, (Factory 2-U). The property is

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

(3) LAND AND BUILDING HELD FOR SALE AND RELATED CONTINGENT NOTE--(CONTINUED)

carried as a noncurrent asset on the accompanying balance sheets in the amount of $4.5 million, representing its estimated fair value, net of estimated costs of disposition.

    In connection with the Company's agreement to purchase Factory 2-U, the Company is contingently obligated to the former shareholders of Factory 2-U under a promissory note with a stated principal amount of $600,000 (the Contingent Note). The stated principal amount of the Contingent Note is to be adjusted by an amount equal to 50% of the difference between $6.7 million and the net proceeds of the sale of the Nogales Property. There is no downward adjustment however, if, by July 13, 1996, the Company enters into a contract to sell the Nogales Property which results in a sale of the property. Accordingly, the carrying value of the Contingent Note has been adjusted as of April 27, 1996 to $600,000, with a corresponding charge to goodwill, to reflect the expected final principal amount of the Contingent Note based on the May 24, 1996 date of the contract for the sale of the Nogales Property. Principal on the Contingent Note and interest, to accrue at an annual rate of 8.75%, are due October 30, 1998.

(4) PROVISION FOR INCOME TAXES

    No provision for income taxes has been reflected in the consolidated statement of operations for the three months ended April 27, 1996 since the Company generated tax losses during this period. While losses would increase the Company's net operating loss carry forwards (NOLs), realization of such losses is not assured due to limitations on utilization of NOLs and the Company's history of losses. As a result, a full valuation allowance has been recognized against the deferred tax assets arising from the NOLs and no benefit for income taxes is reflected in the accompanying statement of operations for the three months ended April 27, 1996.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  Capin Mercantile Corporation

    We have audited the accompanying balance sheet of Capin Mercantile Corporation (the "Company") as of December 31, 1994, and the related statements of operations, stockholders' equity (deficiency), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1994, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's loss from operations, difficulties in meeting its loan agreement covenants, and net working capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






Deloitte & Touche LLP

Tucson, Arizona
April 20, 1995
(May 1, 1995 as to paragraph 4 of Note 6)

                         CAPIN MERCANTILE CORPORTATION
                                 BALANCE SHEET
                               DECEMBER 31, 1994

    ASSETS
Current assets:
  Cash and cash equivalents...................................................   $ 1,471,313
  Receivables (note 6):
    Trade accounts, less allowance for doubtful accounts and sales returns of
      $58,000.................................................................       950,571
    Other.....................................................................       562,716
    Nonoperating affiliates (note 3)..........................................        11,281
                                                                                 -----------
      Total receivables.......................................................     1,524,568
                                                                                 -----------
  Merchandise inventories (note 6)............................................    12,087,327
  Prepaid expenses and supplies...............................................       486,628
                                                                                 -----------
      Total current assets....................................................    15,569,836
                                                                                 -----------
Land held for sale (note 4)...................................................       531,210
Property and equipment, net (notes 4 and 6)...................................     8,906,864
Other assets..................................................................       298,959
                                                                                 -----------
      Total...................................................................   $25,306,869
                                                                                 -----------
                                                                                 -----------
    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Trade accounts payable......................................................   $13,933,547
  Accrued expenses (note 5)...................................................     2,614,179
  Due to nonoperating affiliates (note 3).....................................       183,889
  Current portion of notes payable to related parties (note 3)................       434,188
  Long-term debt reclassified as current (note 6).............................     2,716,241
                                                                                 -----------
      Total current liabilities...............................................    19,882,044
                                                                                 -----------
Deferred income and liabilities (note 9)......................................       783,455
Long-term debt, net of current portion (note 6)...............................       315,854
Notes payable to related parties, net of current portion (note 3).............     1,943,016
Subordinated notes payable to stockholders (note 7)...........................     2,726,000
                                                                                 -----------
      Total liabilities.......................................................    25,650,369
                                                                                 -----------
Commitments and contingencies (notes 3, 6, 9 and 10)
Stockholders' deficiency (note 8):
  Common stock, $.01 par value, 1,000,000 shares authorized, 168,399 shares
    issued and outstanding....................................................         1,684
  Additional paid-in capital..................................................     4,803,015
  Deficit.....................................................................    (5,148,199)
                                                                                 -----------
      Total stockholders' deficiency..........................................      (343,500)
                                                                                 -----------
      Total...................................................................   $25,306,869
                                                                                 -----------
                                                                                 -----------

                       See notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1994

Net sales.....................................................................   $93,875,685
Cost of sales.................................................................    69,055,122
                                                                                 -----------
      Gross margin............................................................    24,820,563
                                                                                 -----------
Operating expenses:
  General and administrative expenses (Notes 3 and 9).........................    13,935,074
  Selling expenses (Note 9)...................................................    17,239,128
  Restructuring expenses (Notes 1, 5 and 11)..................................       300,000
                                                                                 -----------
      Total operating expenses................................................    31,474,202
                                                                                 -----------
Loss from operations..........................................................    (6,653,639)
                                                                                 -----------
Other income (expense):
  Interest income.............................................................        38,730
  Interest expense............................................................      (661,663)
  Gain on sale of assets......................................................       407,644
  Gain on foreign currency transactions.......................................        62,721
  Net rental operations.......................................................        52,489
  Miscellaneous...............................................................       106,801
                                                                                 -----------
      Total other income......................................................         6,722
                                                                                 -----------
Net loss......................................................................   $(6,646,917)
                                                                                 -----------
                                                                                 -----------

                       See notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
                          YEAR ENDED DECEMBER 31, 1994

                                                                                           TOTAL
                                                          ADDITIONAL     RETAINED      STOCKHOLDERS'
                                                COMMON     PAID-IN       EARNINGS         EQUITY
                                                STOCK      CAPITAL       (DEFICIT)     (DEFICIENCY)
                                                ------    ----------    -----------    -------------
Balances, January 1, 1994....................   $1,684    $4,400,901    $ 1,723,718     $  6,126,303
Distributions................................    --           --           (225,000)        (225,000)
Contributions................................    --          402,114        --               402,114
Net loss.....................................    --           --         (6,646,917)      (6,646,917)
                                                ------    ----------    -----------    -------------
Balances, December 31, 1994..................   $1,684    $4,803,015    $(5,148,199)    $   (343,500)
                                                ------    ----------    -----------    -------------
                                                ------    ----------    -----------    -------------

                       See notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1994

Cash flows from operating activities:
  Net loss.....................................................................   $(6,646,917)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization..............................................       669,303
    Gain on sale of assets.....................................................      (407,644)
    Changes in assets and liabilities:
      Increase in receivables..................................................      (488,028)
      Increase in other receivables............................................      (317,199)
      Decrease in merchandise inventories......................................       716,912
      Increase in prepaid expenses and supplies................................      (319,217)
      Decrease in other assets.................................................        14,464
      Increase in trade accounts payable.......................................     6,609,669
      Increase in accrued expenses.............................................       496,771
      Decrease in due to nonoperating affiliates...............................       (36,616)
      Decrease in deferred income and liabilities..............................      (132,195)
                                                                                  -----------
        Net cash provided by operating activities..............................       159,303
                                                                                  -----------
Cash flows from investing activities:
  Proceeds from sale of property and equipment.................................       573,660
  Increase in notes receivable from nonoperating affiliates....................        (4,259)
  Collections of notes receivable..............................................        28,858
  Additions to property, plant and equipment...................................      (936,145)
  Decrease in cash value of officers' life insurance...........................       125,745
                                                                                  -----------
        Net cash used in investing activities..................................      (212,141)
                                                                                  -----------
Cash flows from financing activities:
  Decrease in cash surrender value policy loans................................       (32,676)
  Borrowings on line of credit.................................................    19,335,000
  Repayments of line of credit.................................................   (19,335,000)
  Net payments of long-term debt...............................................      (171,966)
  Net payments on notes payable to related parties.............................      (177,809)
  Cash contributions...........................................................       402,114
  Cash distributions...........................................................      (225,000)
                                                                                  -----------
        Net cash used in financing activities..................................      (205,337)
                                                                                  -----------
Net decrease in cash...........................................................      (258,175)
Cash and cash equivalents, beginning of year...................................     1,729,488
                                                                                  -----------
Cash and cash equivalents, end of year.........................................   $ 1,471,313
                                                                                  -----------
                                                                                  -----------

                       See notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1994

(1) ORGANIZATION AND BASIS OF PRESENTATION

    Capin Mercantile Corporation (the "Company") operated 38 retail stores during 1994 in the Southwest United States located in Arizona, New Mexico and Texas. The Company operates stores under the following trade names: Factory 2-U, Capin's, Parisian and Robinson's True Value Hardware. The majority of stores are Factory 2-U locations.

    The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company incurred a net loss for the year ended December 31, 1994 of approximately $6,600,000 and at December 31, 1994 the Company's current liabilities exceeded its current assets by approximately $4,300,000. As a result, the Company is in technical default of loan agreements with a bank (Note
6). These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

    The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its debt agreements and to obtain additional financing or refinancing as necessary. Management is continuing to negotiate the terms of its indebtedness and has established a restructuring plan to generate cash to help relieve current cash constraints. These plans include:

    . Generating cash through the sale of non-essential assets.

    . Reducing headcount, thus reducing wages and payroll taxes.

    . Reducing average inventory levels and restructuring distribution center operations.

    . Geographically centralizing the chain and closing marginally profitable stores. At December 31, 1994, the Company has recorded $300,000 of restructuring charges in connection with the closing of stores (Note 11).

    Although the results of these actions cannot be predicted, the Company believes that these steps are appropriate and will help the Company effectively reorganize its operations and ultimately to return to profitability.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Cash and Cash Equivalents and Supplementary Cash Flow Information--The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1994, cash equivalents include cash on hand and checking accounts held in banks.

    Interest paid during 1994 was $661,663.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

    Trade Accounts Receivable--Trade accounts receivable are recorded net of the allowance for doubtful accounts and sales returns. The Company uses the allowance method for recording bad debts for financial reporting purposes.

    Merchandise Inventories--Inventories are stated at the lower of cost or market (net realizable value). Cost is generally determined using the first-in, first-out (FIFO) method for inventory held in the distribution center. Cost is generally determined using the retail inventory method for inventory at the retail stores.

    Land Held for Sale--Land held for sale is recorded at the lower of cost or estimated net realizable value. Costs incurred and capitalized in connection with development include architectural, engineering and legal fees.

    Property and Equipment--Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line and declining-balance methods over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease terms or the estimated useful lives of the related improvements.

    The estimated useful lives of the property and equipment follow:

                                                                    LIVES
                                                                 ------------

Buildings and improvements....................................    19-40 years
Store fixtures and equipment..................................    10-20 years
Office furniture and equipment................................    10-20 years
Transportation equipment......................................     2-10 years
Computer equipment............................................      4-7 years
Leasehold improvements........................................     5-15 years


    Income Taxes--With the consent of its stockholders, the Company has elected S Corporation status. No provision for income taxes is made as S Corporations are not generally subject to income taxes. All earnings or loss and income tax credits flow through to the individual stockholders who are to report the earnings or loss and income tax credits on their personal income tax returns.

    Allocation of Profits and Losses--The profits and losses of the Company are allocated to the stockholders based on their respective ownership percentages.

    Deferred Lease Obligation--Rent expense is generally recognized on a straight-line basis over the terms of the related leases. Deferred lease obligation represents rent expense recognized in excess of scheduled cash payments and is included in Deferred Income and Liabilities in the accompanying balance sheet.

(3) TRANSACTIONS WITH AFFILIATES

    The Company is a member of a group of affiliated, nonoperating entities by virtue of common ownership. These entities primarily engage in the rental of property. The Company incurred rent expense, included in selling expenses, from rentals with affiliated, nonoperating entities of $447,920 during the year ended December 31, 1994 (Note 9). Amounts payable, primarily for rent obligations, to

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(3) TRANSACTIONS WITH AFFILIATES--(CONTINUED)

nonoperating affiliates at December 31, 1994 totaled $183,889. Amounts receivable from nonoperating affiliates arising in the ordinary course of operations totaled $11,281 at December 31, 1994.

    The Company has unsecured notes payable to stockholders and related parties for advances to the Company. The Company is currently paying interest quarterly at 6.88% on the notes payable. Interest payments associated with these notes totaled $132,382 for the year ended December 31, 1994. The notes payable to related parties totaled $2,377,204 of which $434,188 is classified as current at December 31, 1994.

    The Company as guarantor is contingently liable with respect to a mortgage note held by a nonoperating affiliate. The mortgage note balance was $471,688 at December 31, 1994.

    Certain stockholders of the Company have personally guaranteed the provisions of certain long-term debt and lease agreements (Notes 6 and 9).

(4) PROPERTY AND EQUIPMENT AND LAND HELD FOR SALE

    During 1991, management subdivided its new headquarters and distribution center land into two parcels with the intent of developing and selling the parcel adjacent to the new building. At December 31, 1994, $531,210 was classified as land held for sale and consists of the following:

Land............................................................   $432,389
Land development costs..........................................     98,821
                                                                   --------
                                                                   $531,210
                                                                   --------
                                                                   --------

    Property and equipment at December 31, 1994 consists of the following:

Land and improvements.........................................   $   383,901
Buildings and improvements....................................     6,761,137
Furniture, fixtures and equipment.............................     4,521,541
Transportation equipment......................................       539,799
Computer equipment............................................     1,282,102
Leasehold improvements........................................     1,160,434
Construction in progress......................................       282,808
                                                                 -----------
    Total.....................................................    14,931,722
Less accumulated depreciation and amortization................     6,024,858
                                                                 -----------
    Property and equipment, net...............................   $ 8,906,864
                                                                 -----------
                                                                 -----------

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(5) ACCRUED EXPENSES

     Accrued expenses at December 31, 1994 consists of the following:

Taxes other than income taxes..................................   $1,031,612
Salaries and related benefits..................................      563,963
Advertising....................................................      158,085
Freight........................................................      179,457
Rent and utilities.............................................      108,259
Interest.......................................................       25,090
Restructuring..................................................      300,000
Other..........................................................      247,713
                                                                  ----------
                                                                  $2,614,179
                                                                  ----------
                                                                  ----------

(6) LINES OF CREDIT AND LONG-TERM DEBT

    The Company's $5,500,000 general line of credit is subject to renewal on July 30, 1995. This line of credit bears interest at the bank's prime rate (8.5% at December 31, 1994) and is payable monthly. The balance outstanding under this line of credit was zero at December 31, 1994.

    The Company's $2,000,000 seasonal line of credit is available between May 31, 1994 and December 31, 1994, and then between May 31, 1995 and July 30, 1995. This line of credit bears interest at the bank's prime rate (8.5% at December 31, 1994) and is payable monthly. The balance outstanding under this line of credit was zero at December 31, 1994.

    The lines of credit are collateralized by accounts receivable and inventories and are personally guaranteed by the Company's stockholders.

    At December 31, 1994, the balance outstanding on the Company's installment note payable to a bank was $2,475,000. This loan agreement as well as the Company's general line of credit contain certain restrictive debt covenants. At December 31, 1994, the Company was not in compliance with certain of such covenants (current ratio, tangible net worth ratio, total liabilities to tangible net worth and cash flow ratio); however, on May 1, 1995, the Company received a forbearance letter from the bank through June 15, 1995. Management has prepared projections that indicate that upon the expiration of the forbearance letter described above and through December 31, 1995, the Company may not be in compliance with their debt covenants. Consequently, approximately $2,300,000 of such debt that would have been classified as long-term has been classified as current in the December 31, 1994 balance sheet. The Company intends to seek appropriate financial covenant waivers or amendments, although no assurance can be given that such waivers or amendments will be obtained. Any such failure to obtain covenant relief would result in a default under the Company's credit agreement and the bank will be entitled to accelerate the indebtedness owed by the Company.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(6) LINES OF CREDIT AND LONG-TERM DEBT--(CONTINUED)

    Long-term debt at December 31, 1994 consists of the following:

Installment note payable to the Commerce and Economic
  Development Commission of Arizona maturing December 2000,
  bearing interest at 6%, payable in monthly installments of
  $3,652, personally guaranteed by certain stockholders........   $  188,909

Prime plus 1/2% installment note payable to a bank; payable in monthly installments of $11,250 plus interest through March
  1998 when a balloon payment of approximately $2,000,000 is due, collateralized by substantially all land, buildings and improvements and personally guaranteed by certain
  stockholders.................................................    2,475,000

Installment note payable to the Economic Development
  Administration of Arizona, maturing April 1998, bearing
  interest at 5%, payable in monthly installments of $1,376
  with a balloon payment of approximately $32,000,
  collateralized by certain equipment and personally guaranteed
  by certain stockholders......................................       76,086

Unsecured noninterest-bearing installment note payable to
  Arizona Public Service Company maturing August 1996, payable
  in monthly installments of $4,765............................      142,941

Other notes payable to unrelated parties, payable in monthly
  installments through January 1999............................      149,159
                                                                  ----------
    Total long-term debt.......................................    3,032,095

Less current portion...........................................    2,716,241
                                                                  ----------
Long-term debt.................................................   $  315,854
                                                                  ----------
                                                                  ----------

    A summary of long-term debt maturities for the years ending December 31 are as follows:

1995..............................................................   $2,716,241
1996..............................................................      107,359
1997..............................................................       85,310
1998..............................................................       80,286
1999..............................................................       42,899
                                                                     ----------
                                                                     $3,032,095
                                                                     ----------
                                                                     ----------

(7) SUBORDINATED NOTES PAYABLE TO STOCKHOLDERS

    The Company has unsecured notes payable to certain stockholders. The notes payable are subordinate to the lines of credit and note payable to a bank (Note
6). The notes require interest payments monthly at 6.88%. Subordinated notes payable to stockholders totaled $2,726,000 at December 31, 1994.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(8) STOCK PURCHASE AGREEMENT

    The Company is obligated to repurchase the stock, equal to the book value at the end of the preceding fiscal year, of any stockholder upon the stockholder's resignation, termination or death. The Company, alternatively, may assign the rights to repurchase the stock to other eligible stockholders, but the Company remains contingently liable for payment of the purchase price of the stock.

(9) COMMITMENTS

    The Company occupies various properties and operates an airplane under operating lease agreements with affiliated, nonoperating entities and unrelated parties. Existing lease agreements expire at various dates through 2014 and include renewal options. The Company is responsible in most cases for occupancy and maintenance costs including real estate taxes, insurance and utility costs. Rent expense for the year ended December 31, 1994 totaled $3,524,217, of which $447,920 was paid to affiliated, nonoperating entities. Rent expense is included in general and administrative and selling expenses in the accompanying statement of operations. Included in rent expense for the year ended December 31, 1994 are rentals, contingent upon store revenues, of $529,391.

    In February 1995, the Company decided to terminate the airplane lease and ceased making lease payments. The airplane is currently for sale by the leasing company. The Company will be responsible for any difference between the selling price of the airplane and the remaining lease payments. The Company anticipates that any shortfall will be offset by deferred income recognized on the sale-leaseback of the airplane of approximately $540,000.

    A summary of future minimum lease payments, excluding contingent rentals and the terminated airplane lease, required under operating leases that have remaining noncancelable lease terms in excess of one year follows:


  YEARS
  ENDING                                                               TOTAL       RELATED ENTITY
DECEMBER 31                                                           RENTALS         RENTALS
- -----------                                                         -----------    --------------
1995.............................................................   $ 2,548,371      $  231,444
1996.............................................................     2,443,941         233,844
1997.............................................................     2,104,716         236,244
1998.............................................................     1,894,602         238,644
1999.............................................................     1,593,306         119,392
Thereafter.......................................................     5,581,174         --
                                                                    -----------    --------------
                                                                    $16,166,110      $1,059,568
                                                                    -----------    --------------
                                                                    -----------    --------------

    The leases expire through 2014. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that rent expense will be greater than the future minimum lease payments shown above. Included in the above amounts is $2,543,821 of total rentals related to 1995 store closures, a portion of which the Company has accrued as of December 31, 1994 (see Notes 1 and 11).

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(10) LITIGATION

    Several former employees of the Company have filed claims against the Company pertaining to termination of employment. The claims generally do not state specific damage amounts. While the Company is unable to predict with certainty the outcome of this litigation, it is management's opinion, that the ultimate outcome will not have a material adverse effect on the financial position or results of operations of the Company.

(11) RESTRUCTURING

    As part of its restructuring plan, the Company closed four of its 38 stores in 1995. Costs related to these store closures consisting primarily of committed lease obligations, net of any estimated sublease revenue, and non-recoverable fixtures and leasehold improvements were provided for in restructuring expenses at December 31, 1994.

(12) SUBSEQUENT EVENT (UNAUDITED)

    On November 13, 1995, Family Bargain Corporation, an unrelated company, acquired all of the outstanding shares of common stock of the Company.

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1992 AND 1993
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
  Capin Mercantile Corporation:

    We have audited the accompanying balance sheets of Capin Mercantile Corporation as of December 31, 1992 and 1993, and the related statements of earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capin Mercantile Corporation as of December 31, 1992 and 1993, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Phoenix, Arizona
March 29, 1994

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                                 BALANCE SHEETS
                           DECEMBER 31, 1992 AND 1993

                                                                       1992           1993
                                                                    -----------    -----------
    ASSETS
Current assets:
  Cash and cash equivalents......................................   $ 3,091,613      1,729,488
  Receivables (notes 7 and 11):
    Trade accounts, less allowance for doubtful accounts and
      sales returns of $58,000 in 1992 and 1993..................       443,445        675,463
    Nonoperating affiliates (note 3).............................        25,479          7,022
    Current installments of note from nonoperating affiliate
      (note 4)...................................................        12,697        --

    Current installments of notes receivable.....................        30,858         32,597
                                                                    -----------    -----------
      Total receivables..........................................       512,479        715,082
                                                                    -----------    -----------
  Merchandise inventories (note 7)...............................    14,065,929     12,804,239
  Prepaid expenses and supplies..................................        92,146        167,411
  Refundable income taxes........................................        23,218        --
                                                                    -----------    -----------
      Total current assets.......................................    17,785,385     15,416,220
                                                                    -----------    -----------
Note from nonoperating affiliate, excluding current installments
  (note 4).......................................................        18,262        --

Notes receivable, excluding current installments.................        97,208         72,686
Land held for development and sale (note 5)......................       503,721        531,210
Property, plant and equipment, at cost (notes 5 and 7)...........    13,747,296     14,439,421
  Less accumulated depreciation and amortization.................     5,246,206      5,697,419
                                                                    -----------    -----------
      Net property, plant and equipment..........................     8,501,090      8,742,002
                                                                    -----------    -----------
Other assets:
  Cash value of officers' life insurance, net of policy loans of
    $62,713 in 1992 and $579,140 in 1993.........................       626,799        244,321
  Deposits.......................................................        39,233         47,010
  Others, at cost................................................        84,887         71,332
                                                                    -----------    -----------
      Total other assets.........................................       750,919        362,663
                                                                    -----------    -----------
                                                                    $27,656,585     25,124,781
                                                                    -----------    -----------
                                                                    -----------    -----------
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable.........................................   $ 8,357,673      7,323,878
  Accrued expenses (note 6)......................................     2,522,557      2,117,408
  Current installments of long-term debt (note 7)................       494,138        262,440
  Due to nonoperating affiliates (note 3)........................       634,793        220,505
  Income tax payable (note 10)...................................        96,744        --
  Demand notes payable to related parties (note 3)...............       828,460      2,647,264
                                                                    -----------    -----------
      Total current liabilities..................................    12,934,365     12,571,495
  Deferred payables..............................................       890,876        915,650
  Construction contract payable (note 5).........................       535,098        --
  Long-term debt, excluding current installments (note 7)........     3,688,366      2,885,333
  Subordinated notes payable to stockholders (note 8)............     2,300,000      2,626,000
                                                                    -----------    -----------
      Total liabilities..........................................    20,348,705     18,998,478
                                                                    -----------    -----------
Stockholders' equity (note 9):
  Common stock, $.01 par value; 1,000,000 shares authorized;
    issued and outstanding 165,652 shares in 1992 and 168,399 in
    1993.........................................................         1,656          1,684
  Additional paid-in capital.....................................     4,224,003      4,400,901
  Retained earnings..............................................     3,082,221      1,723,718
                                                                    -----------    -----------
      Total stockholders' equity.................................     7,307,880      6,126,303
Commitments and contingent liabilities (notes 3, 7 and 12).......
                                                                    -----------    -----------
                                                                    $27,656,585     25,124,781
                                                                    -----------    -----------
                                                                    -----------    -----------

                See accompanying notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                             STATEMENTS OF EARNINGS
                     YEARS ENDED DECEMBER 31, 1992 AND 1993

                                                                        1992           1993
                                                                    ------------    ----------
Net sales (note 11)..............................................   $100,500,270    95,912,368
Cost of sales....................................................     68,381,642    65,801,990
                                                                    ------------    ----------
      Gross margin...............................................     32,118,628    30,110,378
                                                                    ------------    ----------
General and administrative expenses (notes 3, 6 and 12)..........     16,309,428    15,046,403
Selling expenses.................................................     15,173,242    14,651,498
                                                                    ------------    ----------
                                                                      31,482,670    29,697,901
                                                                    ------------    ----------
      Operating income...........................................        635,958       412,477
Other income (deductions):
  Interest income................................................         73,088        69,465
  Interest expense (note 3)......................................       (312,665)     (604,816)
  Net rental operations..........................................        288,772       178,409
  Miscellaneous..................................................        397,248        37,023
                                                                    ------------    ----------
                                                                         446,443      (319,919)
                                                                    ------------    ----------
      Earnings before income tax expense.........................      1,082,401        92,558
Income tax expense (note 10).....................................         77,669        --
                                                                    ------------    ----------
      Net earnings...............................................   $  1,004,732        92,558
                                                                    ------------    ----------
                                                                    ------------    ----------

                See accompanying notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1992 AND 1993

                                                          ADDITIONAL                       TOTAL
                                               COMMON      PAID-IN       RETAINED      STOCKHOLDERS'
                                                STOCK      CAPITAL       EARNINGS         EQUITY
                                               -------    ----------    -----------    -------------
Balances, December 31, 1991.................   $38,600     3,834,312      4,739,808        8,612,720
Issuance of 5,620 shares of common stock as
  a stock bonus.............................        56       389,691        --               389,747
Cash dividends paid.........................     --           --           (927,676)        (927,676)
Distribution of investment in trading
association (note 1)........................     --           --         (1,496,681)      (1,496,681)
Cash distributions from liquidation of stock
  in non-operating affiliates (note 1)......   (37,000)       --           (237,962)        (274,962)
Net earnings................................     --           --          1,004,732        1,004,732
                                               -------    ----------    -----------    -------------
Balances, December 31, 1992.................     1,656     4,224,003      3,082,221        7,307,880
Issuance of 2,747 shares of common stock as
  a stock bonus.............................        28       176,898        --               176,926
Cash distributions paid.....................     --           --         (1,451,061)      (1,451,061)
Net earnings................................     --           --             92,558           92,558
                                               -------    ----------    -----------    -------------
Balances, December 31, 1993.................   $ 1,684     4,400,901      1,723,718        6,126,303
                                               -------    ----------    -----------    -------------
                                               -------    ----------    -----------    -------------

                See accompanying notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1992 AND 1993

                                                                       1992           1993
                                                                   ------------    -----------
Cash flows from operating activities:
  Net earnings..................................................   $  1,004,732         92,558
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization of property, plant and
      equipment.................................................        483,965        605,857
    (Gain) loss on disposal of property, plant and equipment....       (296,190)        21,970
    Common stock bonus charged to general and administrative
      expense...................................................        389,747        176,926
    Changes in assets and liabilities:
      Decrease (increase) in receivables........................        143,366       (213,561)
      Decrease in merchandise inventories.......................         26,939      1,261,690
      Increase in prepaid expenses and supplies.................         (3,873)       (75,265)
      Decrease in refundable income taxes.......................         27,988         23,218
      Decrease (increase) in deposits...........................        286,715         (7,777)
      (Increase) decrease in other assets.......................        (29,316)        13,555
      Decrease in trade accounts payable........................     (1,376,679)    (1,116,366)
      (Decrease) increase in accrued expenses...................       (207,595)       106,265
      Decrease in due to nonoperating affiliates................        (83,938)      (414,288)
      Decrease in income taxes payable..........................       (455,780)       (96,744)
      Increase (decrease) in deferred payables..................        890,876       (109,533)
                                                                   ------------    -----------
        Net cash provided by operating activities...............        800,957        268,505
                                                                   ------------    -----------
Cash flows from investing activities:
  Decrease in unexpended construction funds.....................        211,301        --
  Collections of notes receivable from nonoperating affiliate...          1,155         30,959
  Collections of notes receivable...............................          4,980         22,783
  Increase in notes receivable..................................       (133,046)       --
  Additions to land held for development and sale...............        --             (27,489)
  Additions to property, plant and equipment....................     (1,384,841)      (668,880)
  Proceeds from sale of property, plant and equipment...........        466,981        --
  Increase in cash value of officers' life insurance............       (247,439)      (133,949)
                                                                   ------------    -----------
        Net cash used in investing activities...................     (1,080,909)      (776,576)
                                                                   ------------    -----------
Cash flows from financing activities:
  Increase in cash surrender value policy loans.................        --             516,427
  Borrowings on line of credit..................................     26,180,000     19,934,944
  Repayments on line of credit..................................    (26,180,000)   (19,934,944)
  Principal repayment of long-term debt.........................        (31,875)    (1,917,708)
  Borrowings of demand notes payable to related parties.........     14,404,301      7,206,673
  Repayment of demand notes payable to related parties..........    (13,575,841)    (5,061,869)
  Principal repayments of advance from related party............        --            (146,516)
  Increase in notes payable to stockholders.....................      2,300,000        --
  Cash distributions............................................     (1,202,638)    (1,451,061)
                                                                   ------------    -----------
        Net cash provided by (used in) financing activities.....      1,893,947       (854,054)
                                                                   ------------    -----------
Net increase (decrease) in cash and cash equivalents............      1,613,995     (1,362,125)
Cash and cash equivalents at beginning of year..................      1,477,618      3,091,613
                                                                   ------------    -----------
Cash and cash equivalents at end of year........................   $  3,091,613      1,729,488
                                                                   ------------    -----------
                                                                   ------------    -----------

                See accompanying notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND PURPOSE

    Capin Mercantile Corporation (Corporation) currently operates 36 retail stores in the Southwest United States located in Arizona, New Mexico, and Texas. The Corporation operates stores under the following trade names: Factory 2-U, Capin's, Parisian, La Ville de Paris, and Robinson's True Value Hardware. The majority of stores are Factory 2-U locations.

    In March 1992, Capin's Duty-Free Warehouse, Inc. (CDFW) and the company in which it had a 10.89% common stock ownership interest (UETA, Inc.) entered into definitive Plans of Merger and Reorganization agreement with Duty-Free International, Inc. (DFI), an unrelated party. Under the terms of the agreement, DFI acquired substantially all of the net assets of UETA, Inc. solely in exchange for DFI voting common stock. CDFW then distributed to its shareholders the common stock of DFI with a cost of $1,496,681 along with its remaining assets and liabilities in a tax-free reorganization.

    During 1992, three nonoperating affiliates (Capin's Duty-Free Warehouse, Inc., San Luis Imports-Exports, Inc., and Capin's Free Port, Inc.) were dissolved resulting in the reduction of $37,000 of common stock, a reduction of retained earnings of $237,962, and a distribution of $274,962 in cash to the stockholders.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents and Supplementary Cash Flow Information

    The Corporation considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1992 and 1993, cash equivalents include cash on hand, checking accounts held in banks, overnight investments and commercial paper.

    Interest paid was $366,390 in 1992 and income taxes paid were $533,449 in 1992. Income taxes paid in 1992 represent tax liabilities existing as of December 31, 1991 from certain companies prior to their conversion from a C corporation to an S corporation (note 10). During 1992, the Corporation distributed its investment in a trading association to its stockholders in a noncash transaction. During 1992, the Corporation sold a building in exchange for cash and the buyer assuming a note payable with a remaining balance of $552,500. Additionally, the Corporation constructed a new warehouse facility primarily by executing two notes payable to a bank totaling $3,932,504 and recording a construction contract payable of $535,098 relating to the accrual of the final construction draw request and retention obligation in noncash transactions.

    Interest paid was $615,508 in 1993. During 1993 the Corporation purchased certain equipment primarily by executing notes payable of $117,288 and increasing accounts payable by $82,571. Income taxes paid in 1993 totaled $96,744 related to built-in gains taxes accrued in 1992.

  Trade Accounts Receivable

    Trade accounts receivable are reflected net of the allowance for doubtful accounts and sales returns. The Corporation uses the allowance method for recording bad debts for financial reporting purposes and the direct write-off method for income tax reporting purposes.

                                                                     (Continued)
                                      F-52

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
   Merchandise Inventories

    Merchandise inventories are stated at the lower of cost or market (net realizable value). Cost is generally determined using the first-in, first-out
(FIFO) method for inventory held in the warehouse. Cost is generally determined using the retail inventory method for inventory at the retail stores.

  Land Held for Development and Sale

    Land held for development and sale is recorded at the lower of cost or estimated net realizable value. Costs incurred in connection with development are capitalized and include architectural, engineering, legal fees, real property taxes and interest.

  Property, Plant and Equipment

    Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is calculated using the straight-line and declining-balance methods for financial reporting purposes over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease terms or the estimated useful lives of the related improvements. The estimated useful lives of the property, plant and equipment follow:

                                                                    LIVES
                                                                 ------------

Buildings and improvements....................................    19-40 years
Store fixtures and equipment..................................    10-20 years
Office furniture and equipment................................    10-20 years
Transportation equipment......................................     2-10 years
Computer equipment............................................      4-7 years
Leasehold improvements........................................     5-15 years

  Income Taxes

    With the consent of its stockholders, the Corporation has elected subchapter S status. No provision for income taxes is made as S corporations are not generally subject to income taxes. All earnings or loss and income tax credits "flow-through" to the individual stockholders who are to report the earnings or loss and income tax credits on their personal income tax returns.

  Allocation of Profits and Losses

    The profits and losses of the Corporation are allocated to the stockholders based on their respective ownership percentages.

  Deferred Rent Payable

    Rent expense is generally recognized on a straight-line basis over the terms of the related leases. Deferred rent payable represents rent expense recognized in excess of scheduled cash payments.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(3) TRANSACTIONS WITH AFFILIATES

    The Corporation is a member of a group of affiliated, nonoperating entities by virtue of common ownership. These entities primarily engage in the rental of property. The Corporation incurred rent expense, included in general and administrative expenses, from rentals with affiliated, nonoperating entities of $1,005,530 and $719,659 during the years ended December 31, 1992 and 1993, respectively (note 12). Amounts payable, primarily for rent obligations, to nonoperating affiliates as of December 31, 1992 and 1993 totaled $634,793 and $220,505, respectively. Amounts receivable from nonoperating affiliates arising in the ordinary course of operations totaled $25,479 and $7,022 as of December 31, 1992 and 1993, respectively.

    The Corporation executed unsecured demand notes payable to stockholders and related parties for short-term advances to the Corporation. The Corporation is currently paying interest quarterly at 5.0% on the notes payable. In 1992, the Corporation paid quarterly interest payments at 1/4% over the prevailing prime lending rate. Interest payments associated with these notes totaled $200,505 and $163,829 for the years ended December 31, 1992 and 1993, respectively. The demand notes payable to related parties totaled $828,460 and $2,647,264 at December 31, 1992 and 1993, respectively.

    The Corporation as guarantor is contingently liable with respect to a mortgage note held by a nonoperating affiliate. The mortgage note balance was $622,206 and $499,865 at December 31, 1992 and 1993, respectively.

    Certain stockholders of the Corporation have personally guaranteed the provisions of certain long-term debt and lease agreements (notes 7 and 12).

(4) NOTES RECEIVABLE FROM NONOPERATING AFFILIATE

    During 1987, the Corporation received an $83,751 unsecured note receivable from Potrero Realty, a nonoperating affiliate. The note bears interest at 8% and is to be repaid in 94 monthly principal and interest installments of $1,202. The balance outstanding on the note receivable was $30,959 at December 31, 1992. The note was repaid in 1993.

(5) LAND HELD FOR DEVELOPMENT AND SALE AND PROPERTY, PLANT AND EQUIPMENT

    During 1991, management subdivided its new headquarters and distribution center land into two parcels with the intent of developing and selling the parcel adjacent to the new building. At December 31, 1992 and 1993, $503,721 and $531,210, respectively, were classified as land held for development and sale. A summary of land held for development and sale follows:

                                                           1992        1993
                                                         --------    --------

Land..................................................   $432,389     432,389
Land development costs................................     71,332      98,821
                                                         --------    --------
                                                         $503,721     531,210
                                                         --------    --------
                                                         --------    --------

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(5) LAND HELD FOR DEVELOPMENT AND SALE AND PROPERTY, PLANT AND EQUIPMENT--(CONTINUED)

    A summary of property, plant and equipment follows:

                                                      1992           1993
                                                   -----------    -----------
Land and improvements...........................   $   212,617        309,334
Buildings and improvements......................     7,082,903      7,091,670
Furniture, fixtures and equipment...............     3,691,334      4,127,719
Transportation equipment........................       676,166        599,526
Computer equipment..............................     1,015,147      1,077,555
Leasehold improvements..........................       991,974      1,031,051
Construction in progress........................        77,155        202,566
                                                   -----------    -----------
                                                   $13,747,296     14,439,421
                                                   -----------    -----------
                                                   -----------    -----------

    The Corporation had a final construction balance of $535,098 on the new headquarters and distribution center at December 31, 1992. The Corporation's banking institution has committed to finance this balance on a long-term basis and, therefore, the liability has been classified long-term on the accompanying balance sheet at December 31, 1992.

    Interest costs capitalized during 1992 totalled $193,969. There was no interest capitalized during 1993, and no commitments have been executed with respect to the construction in progress at December 31, 1993.

(6) ACCRUED EXPENSES

    A summary of accrued expenses follows:

                                                        1992          1993
                                                     ----------    ----------
Taxes other than income taxes.....................   $  842,807     1,039,257
Vacation..........................................      309,019        --
Salaries and related benefits.....................      204,099       236,259
Advertising.......................................      178,444       187,611
Freight...........................................       51,196       121,670
Rent and utilities................................      310,482       115,267
Interest..........................................       25,319        14,627
Other.............................................      601,191       402,717
                                                     ----------    ----------
                                                     $2,522,557     2,117,408
                                                     ----------    ----------
                                                     ----------    ----------

    During 1993, the Corporation's Board of Directors amended its corporate policy related to the accumulation of earned vacation. Under the new policy, earned vacation not used by employees in the current fiscal year-end is forfeited. Accordingly, the Company's accrued vacation in the amount of $309,019 was recorded as a reduction of general and administrative expenses in 1993.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(7) LINES OF CREDIT AND LONG-TERM DEBT

    The Corporation's $5,500,000 general line of credit is subject to renewal on July 30, 1995. This line of credit bears interest at the bank's prime rate which is payable monthly. The balance outstanding under this line of credit was zero at December 31, 1992 and 1993.

    The Corporation's $2,000,000 seasonal line of credit is available between May 31, 1994 and December 31, 1994, and then between May 31, 1995 and July 30, 1995. This line of credit bears interest at the bank's prime rate and is payable monthly. The balance outstanding under this line of credit was zero at December 31, 1993.

    The lines of credit are secured by accounts receivable, inventory, and the personal guarantees of the Corporation's stockholders. The Corporation's loan agreement contains certain restrictive debt covenants. The Corporation was in compliance with the restrictive debt covenants at December 31, 1992 and 1993.

    A summary of long-term debt follows:

                                                                         1992          1993
                                                                      ----------    ----------
6% installment note payable to the Commerce and Economic
  Development Commission of Arizona due in December 2000, monthly principal and interest payments of $3,652; personally guaranteed
  by certain stockholders..........................................   $  250,000       220,368

Prime plus 1/2% installment note payable to a bank; payable in monthly installments of $11,250 plus interest through March 1998 when a balloon payment of approximately $2,000,000 is due, secured by substantially all land, buildings and improvements and
  the personal guarantee of certain stockholders...................    2,161,077     2,610,000

Price plus 1/2% installment note payable to a bank; payable in monthly installments of $12,438 including interest through March
  1998 when a balloon payment of approximately $1,652,000 is due;
  secured by substantially all land and buildings and improvements.
  This note was repaid in 1993.....................................    1,771,427        --

5% installment note payable to the Economic Development
  Administration of Arizona, monthly principal and interest
  payments of $1,376, due in April 1998 when a balloon payment of approximately $32,000 is due; secured by certain equipment and with a depreciated cost of $96,519 and the personal guarantee of
  certain stockholders.............................................       --            88,452

Unsecured noninterest-bearing installment note payable to Arizona
  Public Service Company due August 1996, payable in monthly
payments of $4,765.................................................       --           200,118

12.5% installment note payable to an unrelated party, payable in monthly installments of $2,581 including interest, through
  January 1995; secured by certain vehicles with a depreciated cost
of $32,637.........................................................       --            28,835
                                                                      ----------    ----------
    Total long-term debt...........................................    4,182,504     3,147,773

Less current installments of long-term debt........................      494,138       262,440
                                                                      ----------    ----------
Long-term debt, excluding current installments.....................   $3,688,366     2,885,333
                                                                      ----------    ----------
                                                                      ----------    ----------

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(7) LINES OF CREDIT AND LONG-TERM DEBT--(CONTINUED)

      A summary of long-term debt maturities after December 31, 1993 follows:

                                                                   LONG-TERM
                                                                      DEBT
        YEARS ENDING DECEMBER 31                                   MATURITIES
        --------------------------------------------------------   ----------

        1994....................................................   $  262,440
        1995....................................................      240,973
        1996....................................................      241,300
        1997....................................................      215,598
        1998....................................................    2,145,029
        Thereafter..............................................       42,433
                                                                   ----------
                                                                   $3,147,773
                                                                   ----------
                                                                   ----------


(8) SUBORDINATED NOTES PAYABLE TO STOCKHOLDERS

    During 1992, the Corporation executed unsecured notes payable to certain stockholders. The notes payable are subordinate to the lines of credit and notes payable to a bank (note 7). The notes require interest payments quarterly at 1/4% over the prevailing prime lending rate through December 1997 when the entire balance is due in full. Notes payable to stockholders totaled $2,300,000 and $2,626,000 at December 31, 1992 and 1993, respectively.

(9) STOCK REPURCHASE AGREEMENT

    The Corporation is obligated to repurchase the stock, equal to the book value at the end of the preceding fiscal year, of any stockholder upon the stockholder's resignation, termination, or death. The Corporation, alternatively, may assign the rights to repurchase the stock to other eligible stockholders, but the Corporation remains contingently liable for payment of the purchase price of the stock.

(10) INCOME TAXES

    Income taxes in 1992 represent built-in gains taxes for the excess fair market value over the book value of the Corporation's assets, computed as of the date of conversion by the Corporation to an S corporation. Built-in gains taxes are assessed upon disposal of the respective assets; however, payment of built-in gains taxes is limited by the Corporation's taxable income during its reporting periods. During 1992, the Corporation recognized $77,669 of built-in gains taxes related to the disposal of a building and had remaining estimated built-in gains taxes payable of $96,744 at December 31, 1992.

(11) BUSINESS AND CREDIT CONCENTRATIONS

    The Corporation has 36 retail stores located in Arizona, New Mexico, and Texas with customers residing in Arizona, New Mexico, Texas, and Mexico. No account receivable from any customer exceeded 5% of the Corporation's total stockholders' equity at December 31, 1992 and 1993.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(12) COMMITMENTS AND CONTINGENT LIABILITIES

    The Corporation occupies various properties and operates an airplane under operating lease agreements with affiliated, nonoperating entities and unrelated parties. Existing lease agreements expire at various dates through 2014 and include renewal options. The Corporation is responsible in most cases for occupancy and maintenance costs including real estate taxes, insurance and utility costs. Rent expense for the year ended December 31, 1992 totaled $3,715,469 of which $1,005,530 was paid to affiliated, nonoperating entities. Rent expense for the year ended December 31, 1993, totaled $3,504,687 of which $719,659 was paid to affiliated, nonoperating entities. Rent expense is included in general and administrative and selling expenses on the accompanying statements of earnings. Included in rent expense for the years ended December 31, 1992 and 1993 is contingent rentals of $606,838 and $888,842, respectively.

    A summary of future minimum lease payments, excluding contingent rentals, required under operating leases that have remaining noncancelable lease terms in excess of one year follows:


   YEARS
  ENDING                                                               TOTAL       RELATED ENTITY
DECEMBER 31                                                           RENTALS         RENTALS
- -----------                                                         -----------    --------------
1994.............................................................   $ 2,585,326         229,044
1995.............................................................     2,607,520         231,444
1996.............................................................     2,329,184         233,844
1997.............................................................     1,965,783         236,244
1998.............................................................     1,839,199         238,644
Thereafter.......................................................     7,510,686         119,329
                                                                    -----------    --------------
Total future minimum lease payments required.....................   $18,837,698       1,288,549
                                                                    -----------    --------------
                                                                    -----------    --------------

    All leases expire through 2014. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that rent expense will be greater than the future minimum lease payments shown for 1994.

    The Corporation is liable with respect to claims incidental to the ordinary course of its operations. In the opinion of management, based on consultation with legal counsel, the ultimate outcome of such matters will not have a materially adverse effect on the financial position of the Corporation.

     No dealer, salesman or any other
person has been authorized to give any
information or to make any                           FAMILY BARGAIN
representation, other than those                       CORPORATION
contained in this Prospectus, in
connection with the offering described
herein, and, if given or made, such            153,846 Shares of Series A
information or representations must not        9 1/2% Cumulative Convertible
be relied upon as having been authorized             Preferred Stock
by the Company.  The delivery of this
Prospectus at any time does not imply
that there has not been any change in
the information set forth herein or in
the affairs of the Company since the
date hereof.  This Prospectus does not
constitute an offer to sell or a
solicitation of an offer to buy any
security other than the securities
offered hereby, or an offer to sell or
solicitation of an offer to buy such                   PROSPECTUS
securities in any jurisdiction in which
such offer or solicitation is not
authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom such offer or solicitation would be unlawful.



            TABLE OF CONTENTS
                                    Page
                                    ----

Concurrent Registration Statement . .  2
Available Information . . . . . . . .  2
Summary . . . . . . . . . . . . . . .  3
Summary Consolidated Financial
  and Other Data  . . . . . . . . . .  5
Risk Factors  . . . . . . . . . . . . 10
Price Range of Common Stock . . . . . 13
Capitalization  . . . . . . . . . . . 14

Dividend Policy . . . . . . . . . . . 15
Selected Consolidated Historical and
  Pro Forma Financial Data  . . . . . 16
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations . . . . . 20
Business  . . . . . . . . . . . . . . 28
Management  . . . . . . . . . . . . . 35
Description of Capital Stock  . . . . 39
Selling Shareholders  . . . . . . . . 46
Plan of Distribution  . . . . . . . . 47
Certain Federal Income Tax
Considerations  . . . . . . . . . . . 48
Legal Matters . . . . . . . . . . . . 51
Experts . . . . . . . . . . . . . . . 51
Index to Consolidated Financial
Statements  . . . . . . . . . . . .  F-1               , 1996

                                     PART II

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts are estimated except the SEC Registration Fee and NASD Filing Fee.


       SEC Registration Fee  . . . . . . . . . . . . . . . . . .
                                                                   $378
       NASD Filing Fee . . . . . . . . . . . . . . . . . . . . .   $  0
       Listing Fee . . . . . . . . . . . . . . . . . . . . . . .   $  *

       Printing and Engraving Expenses . . . . . . . . . . . . .   $  *
       Legal Fees and Expenses . . . . . . . . . . . . . . . . .   $  *
       Blue Sky Fees and Expenses  . . . . . . . . . . . . . . .   $  *
       Accounting Fees and Expenses  . . . . . . . . . . . . . .   $  *

       Transfer Agent Fees . . . . . . . . . . . . . . . . . . .   $  0
       Miscellaneous . . . . . . . . . . . . . . . . . . . . . .   $  *
                                                                       ---

                                                                   -----
       Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                        $
         *


*To be filed by amendment


Item 15.  Indemnification of Directors and Officers.

     As permitted by the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation provides that Directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase of redemption of stock, or (iv) for any transaction from which the Director derives an improper personal benefit.

     Article Eight of the Restated Certificate of Incorporation provides in part that:

     (a) Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another Company or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. the Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.

     (b) Notwithstanding any limitation to the contrary contained in paragraph
(a), the Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (c) the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     The Underwriting Agreement related to the Debenture Offering also contains provisions under which the Company and the Underwriters have agreed to indemnify each other (including officers and directors of the Company and the Underwriters), and any person who may be deemed to control any Underwriter or Company against certain liabilities under the Securities Act of 1933, as amended.

     Section 174 of the Delaware General Corporation Law provides that in case of any willful or negligent violation of Section 160 or 173 of the Delaware General Corporation Law, the directors under whose administration the same may happen shall be jointly and severally liable, at any time within 6 years after paying such unlawful dividend or after such unlawful stock purchase or redemption, to the corporation, and to its creditors in the event of its dissolution or insolvency, to the full amount of the dividend unlawfully paid, or to the full amount unlawfully paid for the purchase or redemption of the corporation's stock, with interest from the time such liability accrued. Any director who may have been absent when the same was done, or who may have dissented from the act or resolution by which the same was done, may exonerate himself from such liability by causing his dissent to be entered on the books containing the minutes of the proceedings of the directors at the time the same was done, or immediately after he has notice of the same.

     Any director against whom a claim is successfully asserted under Section 174 of the Delaware General Corporation Law shall be entitled to contribution from the other directors who voted for or concurred in the unlawful dividend, stock purchase or stock redemption.

     Any director against whom a claim is successfully asserted under Section 174 of the Delaware General Corporation Law shall be entitled, to the extent of the amount paid by him as a result of such claim, to be subrogated to the rights of the corporation against stockholders who received the dividend on, or assets for the sale or redemption of, their stock with knowledge of facts indicating that such dividend, stock purchase or redemption was unlawful under this chapter, in proportion to the amounts received by such stockholders respectively.

Item 16.  Exhibits and Financial Statement Schedules.

(a)
  Exhibit
          Description
          -----------
    No.
  -------
      1.1 Form of Underwriting Agreement in connection with Debenture Offering (7-Exhibit 1.1)

      2.1 Joint Plan of Reorganization Under Chapter 11 of the United States Bankruptcy Code of FBS Holdings, Inc. and General Textiles, d/b/a Family Bargain Centers ("Family Bargain") included in First Amended Disclosure Statement (2-Exhibit 2.1)

      3.1 Restated Certificate of Incorporation of the Registrant
          (1-Exhibit 3.1)

      3.2 Amendments to the Restated Certificate of Incorporation of the Registrant (3-Exhibit 3.2)

      3.3 Amended and Restated By-Laws of the Registrant (3-Exhibit 3.4)

      4.1 Indenture, dated as of May 1993, between General Textiles and IBJ Schroder Bank & Trust Company (included in Exhibit 2.1 above)

      4.2 General Textiles Subordinated Notes Due 2003 (included in
          Exhibit 2.1 above)

      4.3 Subordinated Reorganization Note Agreement, dated as of May 28, 1993, among General Textiles, Berkeley Atlantic Income Limited, Govett American Endeavor Fund Limited and London Pacific Life & Annuity Company (included in Exhibit 2.1 above)

      4.4 Junior Subordinated Reorganization Note Agreement, dated as of May 1993, among General Textiles, Berkeley Atlantic Income Limited, Govett American Endeavor Fund Limited and London Pacific Life & Annuity Company (included in Exhibit 2.1 above)

      4.5 Rights Agreement dated as of November 27, 1995 between the Registrant and Corporate Stock Transfer, Inc.
          (5-Exhibit 1)

      4.6 Certificate of Designations of the Series A Junior Participating Preferred Stock (included in Exhibit 4.5 above)

      4.7 Form of Indenture between the Registrant and IBJ Schroder Bank & Trust Company (7-Exhibit 4.7)

      4.8 Form of Debenture (included in 4.7 above)

     *5.1 Opinion of Baer Marks & Upham LLP (re: legality)

     *8.1 Opinion of Baer Marks & Upham LLP (re: tax matters)

     10.1 Consulting Agreement, dated January 1, 1996, between Joel Mandel and General Textiles (6-Exhibit 10.6)

     10.2 Employment Agreement, dated August 1, 1995, between General Textiles and William Mowbray (6-Exhibit 10.7)

     10.3 Employment Agreement, dated August 21, 1995, between General Textiles and Kevin P. Frabotta (6-Exhibit 10.8)

     10.4 Advisory Agreement dated as of November 1, 1995 between the Registrant and H. Jurgen Schlichting (6-Exhibit 10.8(a))

     10.5 Management Agreement, dated May 28, 1993, among DRS Apparel, Inc., General Textiles and Transnational Capital Ventures, Inc. (3-Exhibit 10.9 (a))

     10.6 Assignment (of Management Agreement), dated January 28, 1994, among DRS Apparel, Inc., General Textiles and Transnational Capital Ventures, Inc. (3-Exhibit 10.9(b))

     10.7 Loan and Security Agreement, dated as of October 14, 1993, between General Textiles and Greyhound Financial Capital Corporation (currently known as Finova Capital Corporation) (3-Exhibit 10.15)

     10.8 Amendment No. 1 to Loan and Security Agreement, dated as of July 14, between General Textiles and Finova Capital Corporation (4-
          Exhibit 10.15(3))

     10.9 Amendment No. 2 to Loan and Security Agreement, dated as of March 31, 1995, between General Textiles and Finova Capital Corporation (7-Exhibit 10.9)

    10.10 Amendment No. 3 to Loan and Security Agreement, dated as of July 27, 1995, between General Textiles and Finova Capital
          Corporation (7-Exhibit 10.10)

    10.11 Amendment No. 4 to Loan and Security Agreement dated as of November 10, 1995, between General textiles and Finova Capital Corporation (7-Exhibit 10.11)

    10.12 Amendment No. 5 to Loan and Security Agreement, dated as of April 18, 1996 between General Textiles and Finova Capital Corporation (6-Exhibit 10.15(b))

    10.13 Amendment No. 6 to Loan and Security Agreement, dated as of July 10, 1996, between General Textiles and Finova Capital
          Corporation (7-Exhibit 10.13)

    10.14 Second Amended and Restated Senior Secured Term Note (3-Exhibit
          10.16)

    10.15 Intercreditor, Standstill and Subordination Agreement, dated as of October 14, 1993, among Greyhound Financial Capital
          Corporation, Westinghouse Electric Corporation, Guilford Investments Inc. and General Textiles (3-Exhibit 10.18)

    10.16 Purchase and Sale Agreement, dated as of December 28, 1993, between Guilford Investments, Inc. and Westinghouse Electric Corporation (3-Exhibit 10.20)

    10.17 Assignment and Assumption Agreement, dated December 29, 1993, between Guilford Investments, Inc. and Westinghouse Electric Corporation (3-Exhibit 10.21)

    10.18 Stock Purchase Agreement, dated as of August 29, 1995, among the Registrant, certain shareholders of Capin Mercantile Corporation and Sellers Agent ("Factory 2-U Sellers") (5-Exhibit 10.1)

    10.19 Amendment to Stock Purchase Agreement, dated November 10, 1995, between the Registrant and Factory 2-U Sellers (5-Exhibit 10.2)

    10.20 Loan and Security Agreement dated as of November 13, 1995 between Factory 2-U and Finova Capital Corporation (6-Exhibit 10.30(a))

    10.21 Amendment No. 1 to Loan and Security Agreement, dated April 18, 1996, between Factory 2-U and Finova Capital Corporation (6-
          Exhibit 10.30(b))

    10.22 Amendment No. 2 to Loan and Security Agreement, dated April 22, 1996, between Factory 2-U and Finova Capital Corporation (7-
          Exhibit 10.22)

    10.23 Amendment No. 3 to Loan and Security Agreement dated as of July 10, 1996 between Factory 2-U and Finova Capital Corporation (7-
          Exhibit 10.23)

    10.24 Stock Purchase Agreement dated as of June 28, 1996 among the Registrant, Morgana Holdings Inc. and L'Ancresse Holdings Ltd. (7-Exhibit 10.24)

    10.25 Purchase and Sale Agreement dated as of May 24, 1996 between Factory 2-U and Nogales Property Management, L.L.C. (7-Exhibit 10.25)

     12.1 Computation of Ratio of earnings to fixed charges (7-Exhibit
          12.1)

     21.1 Subsidiaries of the Registrant (7-Exhibit 12.1)

     23.1 Consent of KPMG Peat Marwick LLP (Phoenix, Arizona)

     23.2 Consent of KPMG Peat Marwick LLP (San Diego, California)

     23.3 Consent of Deloitte and Touche LLP

     23.4 Consent of Baer Marks & Upham LLP (included in Exhibit 5.1)

     24.1 Power of Attorney (included on the signature pages to the Registration Statement)

     25.1 Statement of Eligibility and Qualification of Trustee on Form T-1 (7-Exhibit 25.1)


___________________________

 *   To be filed by amendment

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-47645 filed with the Commission on September 16, 1992.

(2) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 30, 1993.

(3) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-77488 filed with the Commission on April 7, 1994.

(4) Incorporated by reference to General Textiles' Registration Statement on Form S-4, No. 33-92176 filed with the Commission on May 11, 1995.

(5) Incorporated by reference to the Registrant's Form 8-K and 8-K/A dated November 28, 1995.

(6) Incorporated by reference to the Registrant's Form 10-K/A for the fiscal year ended January 27, 1996.

(7) Incorporated by reference to the Registrant's Registration Statement on Form S-2, No. 333-09853 filed with the Commission on August 9, 1996.

Item 16(b).  Schedules

None

Item 17.  Undertakings

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of August, 1996.

                                        FAMILY BARGAIN CORPORATION


                                        By: /s/ John A. Selzer
                                           -------------------------------------
                                             John A. Selzer
                                        President and Chief Executive Officer



                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Benson A. Selzer, Joseph Eiger and John A. Selzer, or any of them, his true and lawful attorney-in-fact and agent, with full power and substitution and re-substitution, to sign in any and all capacities any and all amendments and post-effective amendments to this Registration Statement on Form S-2 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.



Signature                          Title                         Date
- ---------                          -----                         ----

/s/ John A. Selzer                 Chief Executive Officer,      August 20, 1996
- ------------------------------
John A. Selzer                     President and Director
                                   (Principal Executive Officer)

/s/ Benson A. Selzer               Chairman and Director         August 20, 1996
- ------------------------------
Benson A. Selzer

/s/ Joseph Eiger                   Vice Chairman, Executive Vice August 20, 1996
- ------------------------------
Joseph Eiger                       President and Director


/s/ Francis G. Warburton           Director                      August 20, 1996
- ------------------------------
Francis G. Warburton

/s/ William W. Mowbray         Chief Financial Officer and    August 20, 1996
- --------------------------
William W. Mowbray             Director (Chief Financial and
                               Accounting Officer); President
                               and Chief Executive Officer of
                               General Textiles and Factory
                               2-U, Inc.

/s/ H. Jurgen Schlichting      Director                       August 20, 1996
- --------------------------
H. Jurgen Schlichting


/s/ John J. Borer III          Director                       August 20, 1996
- --------------------------
John J. Borer III

/s/ Edwin C. Nevis             Director                       August 20, 1996
- --------------------------
Edwin C. Nevis

/s/ Barton P. Ferris, Jr.      Director                       August 20, 1996
- --------------------------
Barton P. Ferris, Jr.

                                   EXHIBIT INDEX



Item No.               Description


      1.1 Form of Underwriting Agreement in connection with Debenture Offering (7-Exhibit 1.1)

      2.1 Joint Plan of Reorganization Under Chapter 11 of the United States Bankruptcy Code of FBS Holdings, Inc. and General Textiles, d/b/a Family Bargain Centers ("Family Bargain") included in First Amended Disclosure Statement (2-Exhibit 2.1)

      3.1 Restated Certificate of Incorporation of the Registrant
          (1-Exhibit 3.1)

      3.2 Amendments to the Restated Certificate of Incorporation of the Registrant (3-Exhibit 3.2)

      3.3 Amended and Restated By-Laws of the Registrant (3-Exhibit 3.4)

      4.1 Indenture, dated as of May 1993, between General Textiles and IBJ Schroder Bank & Trust Company (included in Exhibit 2.1 above)

      4.2 General Textiles Subordinated Notes Due 2003 (included in
          Exhibit 2.1 above)

      4.3 Subordinated Reorganization Note Agreement, dated as of May 28, 1993, among General Textiles, Berkeley Atlantic Income Limited, Govett American Endeavor Fund Limited and London Pacific Life & Annuity Company (included in Exhibit 2.1 above)

      4.4 Junior Subordinated Reorganization Note Agreement, dated as of May 1993, among General Textiles, Berkeley Atlantic Income Limited, Govett American Endeavor Fund Limited and London Pacific Life & Annuity Company (included in Exhibit 2.1 above)

      4.5 Rights Agreement dated as of November 27, 1995 between the Registrant and Corporate Stock Transfer, Inc.
          (5-Exhibit 1)

      4.6 Certificate of Designations of the Series A Junior Participating Preferred Stock (included in Exhibit 4.5 above)

      4.7 Form of Indenture between the Registrant and IBJ Schroder Bank & Trust Company (7-Exhibit 4.7)

      4.8 Form of Debenture (included in 4.7 above)

     *5.1 Opinion of Baer Marks & Upham LLP (re: legality)

     *8.1 Opinion of Baer Marks & Upham LLP (re: tax matters)

     10.1 Consulting Agreement, dated January 1, 1996, between Joel Mandel and General Textiles (6-Exhibit 10.6)

     10.2 Employment Agreement, dated August 1, 1995, between General Textiles and William Mowbray (6-Exhibit 10.7)

     10.3 Employment Agreement, dated August 21, 1995, between General Textiles and Kevin P. Frabotta (6-Exhibit 10.8)

     10.4 Advisory Agreement dated as of November 1, 1995 between the Registrant and H. Jurgen Schlichting (6-Exhibit 10.8(a))

     10.5 Management Agreement, dated May 28, 1993, among DRS Apparel, Inc., General Textiles and Transnational Capital Ventures, Inc. (3-Exhibit 10.9 (a))

     10.6 Assignment (of Management Agreement), dated January 28, 1994, among DRS Apparel, Inc., General Textiles and Transnational Capital Ventures, Inc. (3-Exhibit 10.9(b))

     10.7 Loan and Security Agreement, dated as of October 14, 1993, between General Textiles and Greyhound Financial Capital Corporation (currently known as Finova Capital Corporation) (3-Exhibit 10.15)

     10.8 Amendment No. 1 to Loan and Security Agreement, dated as of July 14, between General Textiles and Finova Capital Corporation (4-
          Exhibit 10.15(3))

     10.9 Amendment No. 2 to Loan and Security Agreement, dated as of March 31, 1995, between General Textiles and Finova Capital Corporation (7-Exhibit 10.9)

    10.10 Amendment No. 3 to Loan and Security Agreement, dated as of July 27, 1995, between General Textiles and Finova Capital
          Corporation (7-Exhibit 10.10)

    10.11 Amendment No. 4 to Loan and Security Agreement dated as of November 10, 1995, between General textiles and Finova Capital Corporation (7-Exhibit 10.11)

    10.12 Amendment No. 5 to Loan and Security Agreement, dated as of April 18, 1996 between General Textiles and Finova Capital Corporation (6-Exhibit 10.15(b))

    10.13 Amendment No. 6 to Loan and Security Agreement, dated as of July 10, 1996, between General Textiles and Finova Capital
          Corporation (7-Exhibit 10.13)

    10.14 Second Amended and Restated Senior Secured Term Note (3-Exhibit
          10.16)

    10.15 Intercreditor, Standstill and Subordination Agreement, dated as of October 14, 1993, among Greyhound Financial Capital
          Corporation, Westinghouse Electric Corporation, Guilford Investments Inc. and General Textiles (3-Exhibit 10.18)

    10.16 Purchase and Sale Agreement, dated as of December 28, 1993, between Guilford Investments, Inc. and Westinghouse Electric Corporation (3-Exhibit 10.20)

    10.17 Assignment and Assumption Agreement, dated December 29, 1993, between Guilford Investments, Inc. and Westinghouse Electric Corporation (3-Exhibit 10.21)

    10.18 Stock Purchase Agreement, dated as of August 29, 1995, among the Registrant, certain shareholders of Capin Mercantile Corporation and Sellers Agent ("Factory 2-U Sellers") (5-Exhibit 10.1)

    10.19 Amendment to Stock Purchase Agreement, dated November 10, 1995, between the Registrant and Factory 2-U Sellers (5-Exhibit 10.2)

    10.20 Loan and Security Agreement dated as of November 13, 1995 between Factory 2-U and Finova Capital Corporation (6-Exhibit 10.30(a))

    10.21 Amendment No. 1 to Loan and Security Agreement, dated April 18, 1996, between Factory 2-U and Finova Capital Corporation (6-
          Exhibit 10.30(b))

    10.22 Amendment No. 2 to Loan and Security Agreement, dated April 22, 1996, between Factory 2-U and Finova Capital Corporation (7-
          Exhibit 10.22)

    10.23 Amendment No. 3 to Loan and Security Agreement dated as of July 10, 1996 between Factory 2-U and Finova Capital Corporation (7-
          Exhibit 10.23)

    10.24 Stock Purchase Agreement dated as of June 28, 1996 among the Registrant, Morgana Holdings Inc. and L'Ancresse Holdings Ltd. (7-Exhibit 10.24)

    10.25 Purchase and Sale Agreement dated as of May 24, 1996 between Factory 2-U and Nogales Property Management, L.L.C. (7-Exhibit 10.25)

     12.1 Computation of Ratio of earnings to fixed charges (7-Exhibit
          12.1)

     21.1 Subsidiaries of the Registrant (7-Exhibit 12.1)

     23.1 Consent of KPMG Peat Marwick LLP (Phoenix, Arizona)

     23.2 Consent of KPMG Peat Marwick LLP (San Diego, California)

     23.3 Consent of Deloitte and Touche LLP

     23.4 Consent of Baer Marks & Upham LLP (included in Exhibit 5.1)

     24.1 Power of Attorney (included on the signature pages to the Registration Statement)

     25.1 Statement of Eligibility and Qualification of Trustee on Form T-1 (7-Exhibit 25.1)


___________________________

 *   To be filed by amendment

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-47645 filed with the Commission on September 16, 1992.

(2) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 30, 1993.

(3) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-77488 filed with the Commission on April 7, 1994.

(4) Incorporated by reference to General Textiles' Registration Statement on Form S-4, No. 33-92176 filed with the Commission on May 11, 1995.

(5) Incorporated by reference to the Registrant's Form 8-K and 8-K/A dated November 28, 1995.

(6) Incorporated by reference to the Registrant's Form 10-K/A for the fiscal year ended January 27, 1996.

(7) Incorporated by reference to the Registrant's Registration Statement on Form S-2, No. 333-09853 filed with the Commission on August 9, 1996.